124


03050252

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Zhejiang Expressway Co Ltd

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
MAY 08 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- ~~[illegible]~~ 34629 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DATE : 4/24/03



浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

82-5237



82-34629

AR/S
12-31-02

Pursue Excellence, Enhance Value.

2002 | Annual Report

PURSUE EXCELLENCE, ENHANCE VALUE

"Pursue Excellence, Enhance Value" has always been the Group's operating philosophy. Whether it is for our cellular operations or other ancillary businesses, we adhere to such a motto and will never cease to improve the management of our core businesses and our corporate governance. We aim to excel in every business that we are in, so as to enhance shareholder value and to contribute our best to our customers, business partners, employees and the society.

CONTENTS

DEFINITION OF TERMS

A Shares	the domestic ordinary shares of Rmb1.00 each in the share capital of the Company proposed to be offered to the public in the PRC by the Company
ADR(s)	American Depositary Receipt(s)
ADS(s)	American Depositary Share(s)
Advertising Co	Zhejiang Expressway Advertising Co., Ltd., a 70% owned subsidiary of the Company
Audit Committee	the audit committee of the Company
Board	the board of Directors of the Company
Company	Zhejiang Expressway Co., Ltd., a joint stock limited company incorporated in the PRC with limited liability on March 1, 1997
Communications Investment Group	Zhejiang Communications Investment Group Co., Ltd.（浙江省交通投資集團有限公司）, a sole State-owned enterprise established on December 29, 2001
Directors	the directors of the Company
GDP	gross domestic product
Group	the Company and its subsidiaries
H Shares	the overseas listed foreign shares of Rmb1.00 each in the share capital of the Company which are primarily listed on The Stock Exchange of Hong Kong Limited and traded in Hong Kong dollars
Hong Kong Stock Exchange	The Stock Exchange of Hong Kong Limited
Huajian	Huajian Transportation Economic Development Center, a State-owned enterprise
Jiaxing Co	Zhejiang Jiaxing Expressway Co., Ltd., a 99.993% owned subsidiary of the Company
JoinHands Technology	JoinHands Technology Co., Ltd., a 27.582% owned associate of the Company
Listing Rules	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
Period	the period from January 1 to December 31, 2002
Petroleum Co	Zhejiang Expressway Petroleum Development Co., Ltd., a 50% owned associate of the Company
PRC	the People's Republic of China
Rmb	Renminbi, the lawful currency of the PRC
Shangsan Co	Zhejiang Shangsan Expressway Co., Ltd., a 71.625% owned subsidiary of the Company
Shareholders	shareholders of the Company
Shida Co	Hangzhou Shida Highway Co., Ltd., a 50% jointly-controlled entity of the Company
Supervisory Committee	the supervisory committee of the Company
Yuhang Co	Zhejiang Yuhang Expressway Co., Ltd., a 51% owned subsidiary of the Company

COMPANY PROFILE

Zhejiang Expressway Co., Ltd. is an infrastructure company principally engaged in investing in, constructing and managing high grade roads. The Company and its subsidiaries also carry out certain ancillary businesses such as automobile servicing and operations of gas stations and billboard advertising along expressways.

The Company was incorporated on March 1, 1997 as the main vehicle of the Zhejiang Provincial Government for investing in, constructing and operating expressways and class 1 roads in Zhejiang Province.

The H Shares of the Company, which represent approximately 33% of the issued share capital of the Company, were listed on the Hong Kong Stock Exchange in May 1997, and subsequently obtained a secondary listing on the London Stock Exchange in May 2000.

On February 14, 2002, a Level I American Depositary Receipt (the "ADR") program sponsored by the Company in respect of its H Shares, with the Bank of New York as depositary, was established in the United States and became effective.

From January 24 to February 17, 2003, the Company issued Rmb1 billion of corporate bonds to institutional and public investors in the PRC for the financing of its expressway widening projects.

The Company intends to grasp any opportunities in project investments and acquisitions, with a view to achieving the Group's vision of becoming a leading company investing in and operating infrastructure businesses, with an emphasis on expressways, in the PRC by 2010.

Set out below is the corporate and business structure of the Group.



Holders of H Shares
Communications Investment Group
Huajian
33%
56%
11%
The Company
70%
99.993%
51%
71.625%
50%
50%
27.582%
Advertising Co
Jiaxing Co
Yuhang Co
Shangsan Co
Petroleum Co
Shida Co
JoinHands Technology
100%
100%
Advertising
Jiaxing Section 88.1 km
Yuhang Section 11.1 km
Hangzhou Section 3.4 km
Hangzhou - Ningbo Expressway 145.0 km
Shangsan Expressway 142.0 km
Operation of gas station and sale of petroleum related products
Development, operation, and management of Shida Road
Development and application of computer technologies
Shanghai - Hangzhou Expressway 102.6 km
subsidiary
associates
jointly-controlled entity

MAJOR CORPORATE EVENTS

JANUARY 18, 2002

The Company further acquired a 9.9% interest in the capital of Jiaxing Co.

FEBRUARY 14, 2002

The United States Securities and Exchange Commission declared the registration statement in respect of the Depositary Shares evidenced by the American Depository Receipts representing H Shares of the Company effective.

MARCH 13, 2002

Mr. Geng Xiaoping resigned from the post of General Manager of the Company while continued to serve as Chairman of the Company. Mr. Fang Yunti was appointed as the new General Manager of the Company.

MARCH 14, 2002

The Company announced its annual results for the year ended December 31, 2001 in Hong Kong.

MAY 15, 2002

The fifth anniversary of the Company's listing on The Hong Kong Stock Exchange

MAY 17, 2002

The Company organized the annual joint meeting of the overseas listed companies in the PRC.

AUGUST 19, 2002

The Company further acquired a 6.625% and a 2.0% interest in the capital of Shangsan Co.

AUGUST 20, 2002

The Company announced its interim results for the six months ended June 30, 2002 in Hong Kong.

JANUARY 24, 2003

The Company issued Rmb1 billion of corporate bonds to institutional and public investors in the PRC during the period from January 24 to February 17, 2003.

FEBRUARY 11, 2003

A new session of the Board and Supervisory Committee was elected at the extraordinary general meeting of the shareholders of the Company for a term of three years effective on March 1, 2003.

PARTICULARS OF MAJOR ROAD PROJECTS

Project	Percentage of Ownership as at February 28, 2003	Length in Kilometers	Number of Lanes	Number of Toll Stations	Number of Service Areas	Start of Operation	Remaining Years of Operation
Shanghai-Hangzhou Expressway							
– Jiaxing Section	99.993%	88.1	4	6	1	1998	26
– Yuhang Section	51%	11.1	4	2	0	1995 – 1998	26
– Hangzhou Section	100%	3.4	4	0	0	1995	26
Hangzhou-Ningbo Expressway	100%	145.0	4	12	2	1992 – 1996	25
Shangsan Expressway	71.625%	142.0	4	11	3	2000	28

Detailed locations of these projects are shown on the map provided in the center divide.


上海
SHANGHAI
宁波
NINGBO

FINANCIAL AND OPERATING HIGHLIGHTS

RESULTS

	Year ended December 31				
	1998	1999	2000	2001	**2002**
	Rmb'000	Rmb'000	Rmb'000	Rmb'000	**Rmb'000**
Turnover	655,069	1,050,498	1,188,604	1,722,517	**2,168,078**
Profit Before Tax	547,100	706,552	879,752	1,235,540	**1,394,471**
Tax	(73,795)	(71,810)	(186,391)	(363,970)	**(400,952)**
Minority Interests	(68,914)	(86,431)	(57,360)	(110,957)	**(103,067)**
Net Profit From Ordinary Activities Attributable To Shareholders	404,391	548,311	636,001	760,613	**890,452**
Earnings Per Share (EPS)	9.31 cents	12.62 cents	14.64 cents	17.51 cents	**20.50 cents**

RETURN ON EQUITY (ROE)

	1998	1999	2000	2001	**2002**
ROE	4.97%	6.50%	7.10%	8.19%	**9.18%**

MONTHLY AVERAGE DAILY FULL TRIP TRAFFIC VOLUME OF SHANGHAI-HANGZHOU-NINGBO EXPRESSWAY

	1999	2000	2001	**2002**	2003
January	12,559	17,125	17,290	**21,804**	26,036
February	11,688	13,853	18,450	**20,952**	23,240
March	13,686	18,082	20,557	**24,830**	
April	15,061	19,458	20,993	**25,541**	
May	14,474	19,061	20,776	**24,900**	
June	14,066	17,496	19,962	**24,044**	
July	14,546	17,058	19,520	**24,573**	
August	15,204	17,738	21,172	**26,203**	
September	16,610	18,750	22,666	**27,471**	
October	17,012	18,300	21,887	**27,094**	
November	16,744	18,155	22,219	**26,884**	
December	16,386	17,990	21,525	**26,048**	


TURNOVER (RMB MILLION)
2,168
2000
1,723
1500
1,189
1,050
1000
655
500
0
1998
1999
2000
2001
2002


NET PROFIT (RMB MILLION)
890
800
761
636
600
548
404
400
200
0
1998
1999
2000
2001
2002


EPS (RMB CENTS)
20.50
20
17.51
14.64
15
12.62
10
9.31
5
0
1998
1999
2000
2001
2002


ROE (%)
10
9.18
8.19
8
7.10
6.50
6
4.97
4
2
0
1998
1999
2000
2001
2002


MONTHLY AVERAGE DAILY FULL TRIP TRAFFIC VOLUME OF SHANGHAI-HANGZHOU-NINGBO EXPRESSWAY
30,000
27,000
26,036
24,000
23,240
21,000
18,000
15,000
12,000
9,000
6000
3,000
0
Full Trips
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
1999
2000
2001
2002
2003

PRACTICING GOOD CORPORATE GOVERNANCE, PURSUING GROWTH IN SHAREHOLDERS' VALUE.

The Company achieved continued growth in operating results in 2002, its fifth consecutive year of growth since 1997. In the eleventh annual poll of Asia's best-managed companies conducted by Asiamoney magazine, we were for the fifth time being voted by global fund managers as one of the top 10 best-managed companies among our Chinese peers. During the period, our share price had not only maintained upwards momentum since our secondary listing on the London Stock Exchange in May 2000, but also surpassed our issuing price at IPO in Hong Kong.


KOMATSU



A favorable operating environment, focused management and good corporate governance notwithstanding, I believe our corporate culture which we have been actively promoting is also indispensable in our ability to achieve continued and steady growth. We hold the view that a good corporate culture is crucial for a company to maintain long-term steady business performance.

Through the promotion and demonstration by the management, as well as the acceptance and practice by all of our employees, the Company has gradually crystallized a corporate culture that embodies "harmony, openness, integrity and entrepreneurship" as its core values. The corporate culture reflects the spirit of keeping abreast with times, as well as accentuating the positive. It has permeated various aspects of our operations, including corporate governance, strategic development, operating management, information disclosure and investor relations.

Good practices in corporate governance have already become an important part of the Company's corporate culture. For example:


QUZHOU
黄山
HUANGSHAN
南京
NANJING

— We promote equal rights for shareholders. When connected transactions are up for approval, shareholders with interests involved forfeit their voting rights at the general meetings of shareholders.

— The Board holds the interests of all shareholders as its utmost consideration, and leads the Company to continued success in business operations. Other than adhering to the responsibility in enhancing shareholder value, the Company pays due respect to the legally rights of its stakeholders, including its customers, employees, banks and other creditors, suppliers and communities at large, and works actively in coordination with them to achieve continued and healthy development of the Company.

— The Supervisory Committee, responsible to all shareholders, supervises the legality and compliance of the Company's financial activities, as well as the Company's directors, general managers and other senior management in carrying out their duties, with an aim to protect the legal interests of the Company and its shareholders.

— The Board comprises executive directors and non-executive directors, including independent non-executive directors. There are more non-executive directors than executive directors, and independent non-executive directors are in the majority among the non-executive directors. The views of independent non-executive directors have significant influence on the decisions made by the board. Furthermore, diversity in experiences and expertise is also being maintained in the board.

— The positions of Chairman and General Manager are being held by different directors who are separately responsible for the tasks of the board and of the business operations, respectively, thus assuring a balance in the responsibilities of the Chairman and the General Manager, as well as a clear division of duties.



On strategic development, the Company has been exceedingly prudent without being overly conservative. We maintained our focus on the core business operation of expressways, and continued to expand on expressway-related operation, while broadening our scope to other fields of infrastructure in order to capture potential business opportunities.

"Pursue Excellence, Enhance Value" has always been our business philosophy. Customers are the sources of our value. In meeting their needs, we are also creating value for our shareholders and the society. On the other hand, employees are the creators of value. With such an understanding, the management of the Company, working with a team spirit with the entire staffs, handled businesses of the Company as if they were their own businesses, and always put the overall interests of the Company, customers and shareholders first. When faced with difficulties and challenges, they turn to innovation for creative solutions to overcome them. Our employees labored



"Having invested in Zhejiang Expressway for many years, we are pleased to see a company with superb management and a clear set of strategies for its business development. This, coupled with its high standards of corporate governance and high regard for shareholders' interest, has won our great confidence in the Company. Since its listing, the Company has maintained continued business growth for five years, providing its shareholders excellent investment return."

— Ms. Zhang Yang, Huajian Transportation Economic Development Center (one of the Company's shareholders)

day and night to ensure the safe and smooth operation of expressways. They responded enthusiastically to the Company's call for proposals in contribution to its management and business development. The internal Corporate Journal published monthly has become an important platform for sharing information, exchanging working experiences and communicating sentiments among the employees. Our personnel policies and clear-cut performance evaluation policies, in which the hiring, promotion and remuneration of all employees are determined individually on merits, have also become an important part of our corporate culture.

On the subject of information disclosure, in addition to making truthful, accurate, complete and timely disclosure in accordance with regulatory requirements, the Company also releases any and all information that could have substantial impact on the decision-making of shareholders and other stakeholders following the principles of accountability and integrity, while making an effort to assure equal access to such information by all shareholders of the Company.

With regard to investor relations, the management takes a hands-on approach, utilizing every opportunity in communicating with investors, to give them a clear and comprehensive understanding on the business environment, operating strategies and growth prospects of the Company.

Having a good corporate culture is an important guarantee for the stability and continued steady development of a company. Corporate culture is not something that can be seen or touched, but its manifestation is real and powerful. I sincerely hope that all of our employees can continue to exemplify the spirit of Zhejiang Expressway's corporate culture, and bring our endeavors to a new high.

Geng Xiaoping
Chairman

March 4, 2003

BUSINESS REVIEW

The past year has been a year of unrelenting growth for the Group. Turnover for the Group was approximately Rmb2,168 million, representing an increase of 25.9% over 2001, while net profit attributable to shareholders was approximately Rmb890 million, representing an increase of 17.1% over 2001.



THE OPERATING ENVIRONMENT

Seizing the opportunities presented by an increase in domestic demand and an expanded overseas market following China's accession to the WTO in late 2001, China's economy continued to power ahead with a better-than-expected GDP growth rate of 8.0% for the year 2002.

GDP Growth Rate: PRC vs. Zhejiang Province


PRC
Zhejianng
14
12
10
8
6
4
2
0
10.1
7.8
10.0
7.1
11.0
8.0
10.5
7.3
12.3
8.0
1998
1999
2000
2001
2002

Source: Zhejiang Bureau of Statistics

Once again, leading the pact of provinces and municipalities situated along the east coast of the PRC in economic performances, Zhejiang GDP grew by approximately 12.3% in 2002, the province's highest growth rate in recent years, and 4.3% higher than the national average.

Economic Performances of Selected Provinces and Municipality in 2002

	GDP Total		Export Total	
	Rmb billion	% growth	Rmb billion	% growth
Anhui Province	356.9	+8.9	2.5	+7.5
Fujian Province	468.2	+10.5	17.4	+24.8
Guangdong Province	1,167.4	+10.8	118.5	+24.2
Jiangsu Province	1,063.6	+11.6	38.5	+33.3
Shandong Province	1,055.2	+11.6	21.1	+16.5
Shanghai Municipality	540.9	+10.9	32.1	+16.0
Sichuan Province	487.5	+10.6	2.7	+71.3
Zhejiang Province	**767.0**	**+12.3**	**29.4**	**+28.0**

Source: National Bureau of Statistics of China

Zhejiang Province's robust economic foundation is demonstrated by the fact that twenty-four of its counties have been included among "Top 100 Counties by Economic Strength" among a total of 2,861 counties nationwide according to a national research institute, making it the province having the most number of such counties among all provinces or municipalities in China:

Number of Top 100 Counties by Economic Strength

Province / Municipality / Autonomous Region	No. of Counties Ranked Among "Top 100"
Fujian	8
Guangdong	15
Hebei	3
Henan	2
Hubei	2
Hunan	1
Jiangsu	17
Liaoning	5
Shandong	20
Shanghai	1
Sichuan	1
Xinjiang	1
Zhejiang	**24**
Total	**100**

Source: Media reports

Both production and sales of passenger cars soared to new heights amid a continued build-up in optimism towards the general economy and personal wealth, coupled with increasing availability of auto financing and more new passenger car models coming into the market than ever. During the year, sales in passenger cars reached 1,058,000 nation-wide, representing an increase of 50% over 2001, the highest growth rate since 1993. Much of the increase in demand came from the private sector, as approximately 60% of the sales went to private individuals.

Production in vehicles and Passenger Cars in the PRC



350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
# of vehicles
# of passenger cars
1998
1999
2000
2001
2002

Source: China Statistical Year Book and media reports

As traffic in cities within Zhejiang Province is becoming increasingly congested due to the rapid increase of passenger cars, especially during rush hours, driving from city to city was made much easier by the end of the year, thanks to the substantially expanded expressway system. Following the completion and opening to traffic of an additional 537km of expressways by the end of 2002, the total mileage of expressways operational in Zhejiang Province has now reached 1,307km, linking every major city within the province to the provincial capital, Hangzhou.

Cumulative Mileage of Expressways in Zhejiang Province



1,500
1,200
900
600
300
0
Mileage (km)
1995
1996
1997
1998
1999
2000
2001
2002

Source: Media reports

The combination of the above-mentioned factors, among others, has created a generally favorable operating environment for the Group's business in 2002.



"Our operations department, as a service-providing department, is involved in a lot of aspects of work. The objective of operational work is to provide satisfactory services to our customers and to earn more income for the Company. This objective calls for carrying out our operational work with an emphasis on road safety and smooth traffic, comfortable travel conditions and quality service."

— Ms Zhang Xiuhua, Operations Department of the Company

ANALYSIS OF BUSINESS OPERATIONS

During the year, the Group's business operations continued to focus on the two major expressways: the 248km Shanghai-Hangzhou-Ningbo Expressway and the 142km Shangsan Expressway, with toll income contributing to approximately 95.5% of the Group's total income, details of which are as follows:

	2002 Rmb'000	2001 Rmb'000	% change
Toll income	2,184,197	1,756,265	+24.4
Shanghai-Hangzhou-Ningbo Expressway	1,745,931	1,438,191	+21.4
Shangsan Expressway	438,266	318,074	+37.8
Other income			
Advertising	27,742	22,462	+23.5
Road Maintenance	1,704	4,649	-63.3
Service Areas	73,043	34,465	+111.9
	2,286,686	1,817,841	+25.8
Revenue taxes	(118,608)	(95,324)	+24.4
Turnover	2,168,078	1,722,517	+25.9

Toll Road Operations

Since the Hangzhou-Ningbo section was completed and opened to traffic in 1996 and the entire expressway became fully operational in 1998, the Shanghai-Hangzhou-Ningbo Expressway has been undergoing robust growth in both traffic volume and toll income, which had continued in 2002. Daily average full-trip traffic volume was 25,048, representing an increase of 21.6% over 2001, while toll income for the Period was approximately Rmb1,746 million, representing an increase of 21.4% over 2001 and 79.9% of the Group's total toll income (2001: 81.9%).


Average Daily Full-Trip Traffic volume in 2002
Shanghai-Hangzhou-Ningbo Expressway
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Hangzhou Section 3.4km
Yuhang Section 11.1km
Jiaxing Section 88.1km
Expressway 145.0km
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Average

Fully completed and opened to traffic in 2000, the Shangsan Expressway continued to operate at a high rate of growth in traffic volume, benefiting from both a lower basis of comparison and an increasingly enhanced expressway network within the province. During the Period, daily average full-trip traffic volume was 11,634, representing an increase of 39.8% over 2001, while toll income for the Period was approximately Rmb438 million, representing an increase of 37.8% over 2001 and 20.1% of the Group's total toll income (2001: 18.1%).


Average Daily Full-Trip Traffic volume in 2002
Shangsan Expressway (142km)
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Vehicles per day
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Average

Shida Road, a 9.45km interlink owned and operated by Shida Co, enjoyed a surge in traffic volume and toll income. The surge was mainly the result of Shida Road being the only link between the northern section of the newly completed Hangzhou City Ring Road and the Shanghai-Hangzhou-Ningbo Expressway. With traffic volume growth at 72% and toll income growth at 46.8%, the jointly-controlled entity recorded its first-ever net profit for the year of approximately Rmb1.4 million (2001: - Rmb5.0 million).

Operational Management

Since mid-2001, the Company adopted a new vehicle classification standard that was aimed at correcting some larger vehicles from being classified as smaller vehicles. The continued efforts in implementing the new classification standard during the year resulted in toll income consistently growing at a higher rate than traffic volume for both expressways during the first half of the year.



Following the successful launch of pre-paid IC card system in October 1999 and a subsequent upgrade in October 2000, the system was expanded to cover the Shangsan Expressway in 2002. The system, designed to reduce cash transactions for toll collection, contributed to total sales of Rmb81.7 million for the year, representing an increase of 253% over 2001.

Measures were taken during the Period to discourage over-loaded trucks from getting onto the expressways operated by the Group, as it had become apparent that the damage that such trucks did to the road surface in monetary terms costs more than the toll charges that they paid. In addition, they also slowed down traffic flow on the expressways due to their slower travel speeds.

Working in coordination with Advertising Co, the Company issued updated travel directories on the expressways under the Group's operation, in an effort to offer convenience to its expressway travelers. The Company also publicized the expressways to travelers in surrounding areas who might not be familiar with the Group's expressways.

Further measures were taken by the Company to reduce human errors in classifying vehicles on the one hand, and to improve the quality of services provided to expressway users on the other hand, through installing more monitoring and display facilities at toll stations, along the expressways and within service areas.

Road Maintenance

Commenced in the second half of 2002, the major road surface-overlaying project on the Shanghai-Hangzhou-Ningbo Expressway covered a length of approximately 93km. Including sizable repairs and bridge-head differential-settlement treatments along the affected sections, the combined cost was



approximately Rmb156.0 million, in addition to the cost of Rmb33.1 million attributable to routine maintenance works.

Through careful coordination and strict site supervision, such as limiting construction works to night time in order to reduce the risk of accidents posed to expressway travelers, the Group's maintenance works did not significantly impact normal traffic flow on the expressways. Traffic volume on the Shanghai-Hangzhou-Ningbo Expressway continued to grow unimpeded, while routine maintenance cost for the Company was slightly reduced as compared to 2001 as a result of the road surface-overlaying project.

Another section of Shanghai-Hangzhou-Ningbo Expressway, totaling approximately 84km, will undergo road surface-overlay in 2003 at a cost of approximately Rmb141.4 million.

Quality Control

Since the adoption of internationally recognized quality standards early in 2001 for operations directly affecting the Company's customers, the quality control system was renewed and further expanded to cover virtually all aspects of internal management in 2002. Major projects undertaken during the year, such as the expressway widening projects and the road surface-overlaying projects, all passed their respective quality tests, with no major breaches in quality control or complaints recorded.

With regular internal auditing and annual external auditing on the execution of the system, the Company is confident that it is able to maintain and even improve the quality of services that it provides to its customers in a measurable manner.

Other Businesses

Service Area Operations

After the opening of two more service areas at full capacity along the Shangsan Expressway at the beginning of 2002, there are currently five service areas in operation under the Group. However, the development of the Company's service area operations still fell behind the increasing demand for such services.



The Company took measures to relieve congestion and queuing for service within the service areas, through expanding the service areas on the one hand, and separating vehicles coming in for gasoline fill-up from vehicles seeking other services such as restaurants and resting areas on the other hand. These measures have been proven to be effective.

Revenue from service areas was further enhanced with a newly implemented contract-out policy, through an open bidding process, for some of the businesses available at these service areas. The policy has significantly increased returns generated by the facilities concerned, contributing to a total revenue of approximately Rmb73.0 million for the five service areas, an increase of approximately 112% over 2001 when only three service areas were in operation.



Advertising Business

The Company further expanded its roadside billboard advertising business from the Shanghai-Hangzhou-Ningbo Expressway to the Shangsan Expressway. The business is operated by Advertising Co. Although turnover grew substantially by 23.6% to reach Rmb27.7 million for the subsidiary, net profit grew slightly by 7.0% to Rmb7.8 million, mainly due to increased costs at the initial phase of business expansion to the Shangsan Expressway, as well as increased market competition from areas surrounding the expressway.

Petroleum Co

Growing demand, as well as increasing competition in the petroleum retail market, presented both opportunities and challenges for Petroleum Co. Continued growth in retail sales contributed to a net profit for the Period of approximately Rmb16.3 million for Petroleum Co (2001: - Rmb10.4 million).



JoinHands Technology

Having expanded into the new field of design and consulting services for logistics centers, JoinHands Technology made further investments in project research and development during the year. Relying mainly upon its production and sale of POS equipment, as well as the application of two-dimensional coding technology in the tobacco and power industries, JoinHands Technology recorded a net profit for the Period of Rmb6.8 million, a slight decrease by 1.4% as compared to 2001 due to heavier investment in research and development.

Project Investments

Acquisitions

In addition to the acquisition of a 12.7% equity interest in Jiaxing Co in December 2001 and January 2002 and a 2.0% equity interest in Shangsan Co in December 2001, for a total consideration of Rmb444.6 million in cash, the Company further entered into acquisition agreements in August 2002 to purchase from Communications Investment Group and Tiantai County Transport Development Company a 6.625% equity interest and a 2.0% equity interest, respectively, in Shangsan Co for a consideration of Rmb187.6 million and Rmb57.6 million in cash, respectively. Details of the acquisitions were disclosed in the Company's announcement dated August 20, 2002.

Widening Project

In response to the rapid expansion of the regional economy and the fast growth of expressway traffic, and in view of the decline of the average travel speed and level of service along the Shanghai-Hangzhou-Ningbo Expressway in recent years, initiatives have been undertaken to widen the expressway from its current four lanes to eight lanes ("Widening Project").

Involving a total distance of 223 km and at an estimated cost of approximately Rmb4,780 million, the overall Widening Project is expected to be completed by the end of 2007.

The initial phase of the Widening Project, from Hongken to Guzhu, pertains to approximately 44km in length. Construction of the project commenced in October 2000 and is progressing ahead of schedule with completion expected by the end of 2003. At a construction cost of approximately Rmb647 million as of the latest budget, the section is expected to be widened to eight lanes instead of six as originally planned, with emergency parking areas provided at intervals of 500 meters. A committee of specialists and experts has approved the change in plans, with final approval by relevant authorities to be obtained later this year.

The next phase of the Widening Project, from Dajing to Fengjing, pertaining to approximately 95km and budgeted at approximately Rmb2,508 million, is being designed for widening to a standard eight-lane expressway. Construction works are expected to commence in the fourth quarter of 2003, with completion targeted by the end of 2006.



The last phase of the Widening Project, from Guzhu to Dazhujia, pertaining to approximately 84km, is budgeted at approximately Rmb1,625 million. Construction works are expected to commence in mid-2004, to be completed by the end of 2007.

Construction works will take place off the shoulders of the expressways, such that traffic flow on the traveled lanes will not be stopped. Measures have been taken so as not to significantly slow down normal traffic flow.

Among the total funding needs of approximately Rmb4.78 billion for the Widening Project, approximately Rmb2 billion will be financed by the Group's internal resources, Rmb1 billion to Rmb3 billion from the issuance of corporate bonds, and the remaining balance from domestic commercial bank borrowings.

The increase in equity interests and carrying capacity in existing expressways are general reflections of the Company's growth strategy, which is to remain focused on expressway operations while continuing to seek potential investment opportunities among infrastructure projects for future expansion.

Internal Control

Following the establishment of an internal audit department in mid-2001, the Company further revised and enhanced its internal control mechanisms during the year through a combination of its own management experience and adaptation of the latest applicable rules, regulations and guidelines announced by regulatory authorities from time to time on this issue.

The newly established internal control measures cover, among other aspects, operations management and financial controls, with a special emphasis on financial controls over various aspects of the Company's operations, investment and funding activities.



The internal audit department, working in coordination with the Company's external auditors and independently from the management of the Company, conducted evaluations on the effectiveness of the Company's internal control mechanisms under the direction of the Audit Committee from time to time, and reported periodically to the Audit Committee on its findings.

Human Resources

As at December 31, 2002, the Group had a total of 1,998 employees, among whom 342 were administrative staff, 161 were engineering technicians, and 1,495 were toll collection and maintenance staff.

Recognizing that human resources are the first and foremost resources in any endeavor it undertakes, the Company made substantial efforts in training and recruiting staff with an aim to realize its long-term strategic goals.

The Company initiated a scheme during the Period in which job performance evaluation is more closely linked with incentives. The scheme proved to be a great success, especially in the routine maintenance area.

In order to encourage a more active participation by employees in the day-to-day running of the Company, a campaign was launched during the Period to invite employees to submit any suggestions or proposals that they might have regarding the Company's operational management. Among the 69 proposals submitted, while some have already been adopted in practice, 20 were selected and were rewarded for their outstanding contributions to the Company.

The series of measures had not only served to encourage care and innovation among employees, but also served to improve efficiency and productivity of the Company's business operations. During the Period, the number of vehicles served per person increased by 13.2% over 2001 in expressway operations, while net profit realized per person in the service areas increased by 19.3% over 2001.



Investor Relations

As a listed company, ever since its primary listing on The Hong Kong Stock Exchange, the Company has maintained an active investor relations program has been an important part of the Company's commitment to serving the long-term interests of all of its shareholders, not the least its minority shareholders.

In addition to regulatory disclosures made through corporate documents, press announcements, notices to the stock exchanges, etc., the Company keeps in close contact with its investors through regular global roadshows, participation in investor forums, and an open channel of dialogue with investors and stock analysts.

To facilitate our communication with investors and other interested parties in Hong Kong where all of our retail investors are located, a representative office of the Company was set up in Hong Kong on March 1, 2002.



"Although I have not worked for Zhejiang Expressway for a long time, the Company's good system in human resources development, staff deployment and training have deeply impressed me. With two years of conscientious work, I have been rewarded by the Company on a number of occasions: promotions, overseas training in Germany, being nominated an Outstanding Staff, etc. All these make me realize that it is performance and contribution that count in this company, not simply seniority. And there are lots of people in this company who have similar experience to mine. We all say that at Zhejiang Expressway, opportunities are in the hands of those who are capable."

— Mr Wang Weili, Engineering & Maintenance Department of the Company

FINANCIAL ANALYSIS

Driven by a better-than-expected business performance in 2002, net profit attributable to shareholders realized by the Group was approximately Rmb890 million, representing an increase of 17.1% over 2001, while return on equity for the year was approximately 9.2%, compared with 8.2% in 2001.

LIQUIDITY AND FINANCIAL RESOURCES

The Group continued to generate strong and steady cash inflows from its ordinary operating activities. Net cash inflow from operating activities in 2002 was approximately Rmb1,536 million, representing an increase of Rmb458 million over 2001.

Account receivables, other receivables and inventories, on the other hand, accounted for only 7.4% of the current assets of Rmb1,952.2 million as at December 31, 2002. The Directors do not expect the Company to experience any problem with liquidity in the foreseeable future.

As at December 31, 2002, the Group held Rmb1,807.2 million in cash and cash equivalents, time deposits and short-term investments, with cash and cash equivalents accounting for 36.9%, time deposits for 15.6% and short-term investments for 47.5% of the total.

Among the Rmb858,114,000 held in short-term investments, approximately 85% are held in government bonds, with the remaining 15% held in corporate bonds and close-ended security investment funds, etc.

	As at December 31,	
	2002	2001
	Rmb'000	Rmb'000
Cash and cash equivalent	666,291	434,771
Rmb	532,358	365,110
US$ in Rmb equivalent	131,744	7,393
Euro in Rmb equivalent	22	56,991
HK$ in Rmb equivalent	2,167	5,277
Time deposits	282,779	384,255
Rmb	192,824	260,579
US$ in Rmb equivalent	79,967	92,731
Euro in Rmb equivalent	0	24,259
HK$ in Rmb equivalent	9,988	6,686
Short term investments	858,114	1,012,186
Rmb	858,114	1,012,186
Total	1,807,184	1,831,212
Rmb	1,583,296	1,637,875
US$ in Rmb equivalent	211,711	100,124
Euro in Rmb equivalent	22	81,250
HK$ in Rmb equivalent	12,155	11,963

The average interest rates for bank deposits in Renminbi, US Dollars, Euro and HK Dollars during the Period were approximately 1.1%, 3.7%, 0.7% and 1.6%, respectively, while average yield of short-term investments during the year was approximately 2.0%.

BORROWINGS AND CAPITAL STRUCTURE

As at December 31, 2002, the Group had total interest bearing borrowings in Renminbi equivalent to approximately Rmb3,038.2 million, among which Rmb2,147.6 million was subject to fixed interest rates, and Rmb890.6 million was subject to floating interest rates.

	Gross Amount Rmb'000	Maturity Profiles Within 1 year Rmb'000	2-5 years Inclusive Rmb'000	Beyond 5 years Rmb'000
Floating rates				
World Bank loan	890,600	99,553	318,264	472,783
Fixed rates				
Commercial bank loans	1,875,000	1,545,000	330,000	—
Policy loans	72,600	37,000	32,800	2,800
Corporate bonds	200,000	200,000	—	—
Total as at				
December 31, 2002	3,038,200	1,881,553	681,064	475,583
Total as at				
December 31, 2001	3,029,009	1,620,778	842,492	565,739

With the average interest rate in 2002 at approximately 4.8%, total interest expense for the year was approximately Rmb163.2 million, resulting in a profit before taxation and interest to interest expense ratio of 8.9 (2001: 4.8).

In addition, non-interest bearing liabilities and shareholders' equity amounted to approximately Rmb1,765.8 million and Rmb9,701.8 million, respectively. The ratio of total liabilities over shareholders' equity at the end of 2002 was 49.5% (2001: 55.9%). Details of the Group's capital structure as at December 31, 2002, together with its comparative figures for the corresponding period in 2001 are as follows:

	2002 Rmb'000	%	2001 Rmb'000	%
Shareholders' equity	9,701,791	66.9%	9,289,081	64.2%
Fixed rate liabilities	2,147,600	14.8%	2,093,569	14.5%
Floating rate liabilities	890,600	6.1%	935,440	6.4%
Interest-free liabilities	1,765,843	12.2%	2,159,448	14.9%
Total	14,505,834	100.0%	14,477,538	100.0%
Gearing ratio 1		49.48%		55.90%
Gearing ratio 2		11.92%		15.30%

Note: *Gearing ratio 1 represents the sum of fixed rate liabilities, floating rate liabilities and interest-free liabilities vs. the equity; gearing ratio 2 represents the total amount of the long-term liabilities vs. the equity.*

Net proceed, in the amount of Rmb991 million, from the issue of Rmb1 billion corporate bonds by the Company during the period from January 24 to February 17, 2003, has been collected by the Company on February 19, 2003. Details of the issue were disclosed in the Company's announcement dated January 22, 2003.



COMMITMENTS AND UTILIZATION OF CAPITAL EXPENDITURE

Capital expenditures incurred during the period was approximately Rmb831.6 million, approximately Rmb689.8 million of which was used on acquisition of additional interests in subsidiaries. Most of the remaining capital expenditure was used on the Widening Project and other expressway-related projects.

Capital expenditure commitments for the Group as at December 31, 2002 amounted to approximately Rmb5,454 million, among which Rmb485 million will be used on acquiring additional interest in a subsidiary, Rmb4,483 million will be used on the Widening Project, with the remaining balance to be used on other expressway-related projects, details of which are as follows:

	Group Rmb'000	Company Rmb'000
Expressway Widening Project		
From Hongken to Guzhu	349,542	349,542
From Dajing to Fengjing	2,508,190	2,508,190
From Guzhu to Dazhujia	1,625,410	1,625,410
Acquisition of additional 18.4% equity		
interest in Shangsan Co	485,000	485,000
Renovation of Sanjiang Service Area	14,000	14,000
Remaining construction works		
of the Shangsan Expressway	460,529	—
Construction works under Contract No. 11		
of the Shanghai-Hangzhou Expressway	10,719	10,719
Total	5,453,390	4,992,861

The Company will finance its capital expenditure needs with its own financial resources, as well as through additional bank borrowings and/or issue of corporate bonds.

CONTINGENT LIABILITIES

Other than a loan guarantee of Rmb30 million provided in favor of Shida Co, in respect of a commercial bank loan of the same amount extended to Shida Co from September 2001 to September 2009, the Group does not have any contingent liabilities as at December 31, 2002.

GUARANTEES AND PLEDGES OF ASSETS

Other than the guarantee mentioned above, the Group does not have any other guarantees and pledges of assets.

FOREIGN EXCHANGE EXPOSURE

The Group had an outstanding World Bank loan denominated in US Dollars in the amount of Rmb890.6 million as at December 31, 2002. In addition, the Company paid its dividends for H Shares in HK Dollars.

Although all of the income of the Group is in Renminbi and the Directors do not anticipate any substantial fluctuations in the exchange rates between Renminbi and foreign currencies that will cause material foreign exchange exposure to the Group, there is no assurance that the foreign exposure will not affect the operating results of the Group.



EMPLOYEES' BASIC MEDICAL INSURANCE SCHEME

Medical expenses for employees of the Group were accounted for as part of the benefits provided by the Group in 2002 and the years before, in accordance with relevant accounting rules and internal policies. Following the promulgation of employees' basic medical insurance schemes by local governments in Zhejiang Province starting from the second half of 2002, the Group is expected to enroll in these compulsory schemes in 2003. Judging from the arrangements of the schemes, the Directors do not anticipate any significant impact of its participation in the scheme on the Group's financial standing, in particular its consolidated income statement and consolidated balance sheet.

OUTLOOK FOR 2003

Zhejiang Province's GDP grew at an accelerated rate during 2002 on a quarter-to-quarter basis. As both micro and macro environmental factors appear to be favorable for both the PRC and the province, prospects for continued economic growth for the province are good. The successful bidding by neighbouring Shanghai to host the World Expo 2010 will further fuel economic growth for the Yangtze River Delta region.

Having achieved a record year of growth in 2002, especially for passenger cars, vehicle sales are set to reach a new high in 2003 amid a flurry of new manufacturers and models hitting the market with competitive prices.

With the completion and opening to traffic of an additional 537km of expressways in Zhejiang Province by the end of 2002, the overall expressway network in the province is substantially expanded, thereby creating a networking effect that will certainly benefit most of the existing expressways in 2003.

While the general business environment bodes well for the Company's business operations, there are also challenges facing the Company's management. A portion of the traffic flow on the Hangzhou and Yuhang sections of the Shanghai-Hangzhou-Ningbo Expressway is expected to be diverted due to the opening to traffic of the Hangzhou City Ring Road whose eastern section overlaps with a 39.3km section of the Shanghai-Hangzhou-Ningbo Expressway at its Hangzhou end, though this is not expected to halt the overall trend of continued traffic growth on the expressway. Meanwhile, heavy traffic flow on certain sections of the Shanghai-Hangzhou-Ningbo Expressway has led to excessive road-surface deterioration as well as congestion, both on the expressways and in service areas.

In response to the above-mentioned challenges, the Company has already undertaken corresponding strategies to be implemented in 2003 and beyond. Firstly, following the completion of road surface-overlaying works in 2002 on a 93km section of the Shanghai-Hangzhou-Ningbo Expressway, another 84km of the expressway is slated for surface overlays in 2003, which is expected to substantially improve road conditions whilst lowering routine maintenance costs at the same time. Secondly, the Company will further expand its service area operations to meet increased demand from the extended expressway network, by increasing the capacities at the current service areas through enlarging the areas and employing additional service staff, and by initiating the process of building more service areas along the expressways under the Group's operation.

By the end of 2003, the initial phase of the Widening Project for the Shanghai-Hangzhou-Ningbo Expressway is expected to be completed and open to traffic. As a result, a 44km section of eight-lane expressway with emergency parking areas will be operational, allowing for continued growth in traffic volume and providing substantially improved road conditions on the section. This will greatly increase the carrying capacity of the expressway beyond 2004.

Over the longer term, the Company will benefit from the full completion and opening to traffic of more expressways in Zhejiang Province by the end of the year, including two major expressways linking the two neighboring provinces of Jiangxi and Fujian. The Company intends to grasp any opportunities in project investments and acquisitions, with a view to achieving the Group's vision of becoming a leading company investing in and operating infrastructure businesses, with an emphasis on expressways, in the PRC by 2010.



FREQUENTLY ASKED QUESTIONS

What was the reason for the substantial increase in operating expenses in 2002?

- Apart from routine maintenance works on the expressways, a major road surface-overlaying project was carried out on the Shanghai-Hangzhou-Ningbo Expressway during the second half of 2002, covering approximately 93 kilometers. Including sizeable repairs and bridgehead differential-settlement treatments along the affected sections, the additional cost of the project was approximately Rmb156 million.
- In addition to increased revenue contributions, expanded service area operations where five service areas were fully operational in 2002 compared with three in 2001 have also led to an increase in relevant expenditures from approximately Rmb19.2 million in 2001 to approximately Rmb42.2 million in 2002.

Will there be more surface-overlaying works on the Shanghai-Hangzhou-Ningbo Expressway to be carried out in 2003 and 2004? If so, where are they and what are the related costs?

- Yes, there will be another two parts of Shanghai-Hangzhou-Ningbo Expressway, aggregating 84 kilometers and 71 kilometers, undergoing major road surface-overlaying in 2003 and 2004, with estimated costs of approximately Rmb141 million and Rmb119 million, respectively.



"Zhejiang Expressway is one of the best expressway companies we cover in China. We trust the management and we are happy with its very transparent operations."

— Mr. Henry Wu, UBS Warburg Asia Limited

- The project will mainly be covering the Jiaxing Section as well as the section from Shaoxing to Ningbo of the Shanghai-Hangzhou-Ningbo Expressway.

The Company had successfully issued Rmb1 billion corporate bonds in early 2003. What is the state of the plan to issue domestic A Shares initiated in 2001?

- The Company has put aside its plan for issuing domestic A Shares in 2002. While the Company intends to keep all options open, there are currently no plans to raise capital by means of an A shares issue.

After the completion and opening to traffic of the initial phase of the Widening Project by the end of 2003, when will the remaining sections of the Shanghai-Hangzhou-Ningbo Expressway undergo widening? What are the costs and sources of funding for the remaining works?

- The next phase of the Widening Project will commence in the fourth quarter of 2003, with completion targeted by the end of 2006. Beginning from Dajing and ending at Fengjing, the project pertains to approximately 95 km, and will cost approximately Rmb2,508 million.
- The last phase of the Widening Project will commence in mid-2004 and to be completed by the end of 2007. Beginning from Guzhu and ending at Dazhujia, the last phase pertains to approximately 84km, and will cost approximately Rmb1,625 million.
- The Company intends to finance the Widening Project through issuing corporate bonds and commercial bank borrowings, etc., in addition to its own financial resources.

The Company elected a new session of the Board, and appointed a new team of senior management early in 2003. Will there be any changes or adjustments to the development strategies of the Company?

- There will be finer adjustments made in the development strategies of the Company in response to the changing environment, but the Company's long-term aspiration remains the same, which is to become a leading company in investing in and operation of infrastructure businesses, with an emphasis on expressways, in the PRC by 2010.

What is the long-term dividend payout policy that the Company will maintain?

- Under normal circumstances, the Company will continue to be paying both interim and final dividends, with the annual dividend payout ratio maintaining within the range of 60% to 70% of the net profit attributable to shareholders.

SHAREHOLDERS AND GENERAL MEETINGS

The Company protects the interests of Shareholders. The Shareholders, being the owners of the Company, are entitled to the rights provided by the laws and administrative regulations, and shall assume corresponding obligations. All the Shareholders are treated equally and are encouraged to actively participate in corporate governance of the Company. Shareholders have privity and rights to decision-making in respect of significant matters of the Company. The general meeting is the power organ of the Company, which performs its duties in accordance with the laws. Shareholders who have interests in connected transactions shall abstain from voting at the general meeting approving such connected transactions.





"Zhejiang Expressway is one of the best managed companies of great renown in China yielding outstanding results."

— Dr. Henry Hu Hung Lick, former independent non-executive director of the Company, currently President of Hong Kong Shue Yan College

Three general meetings were held by the Company in 2002, including an annual general meeting and two extraordinary general meetings. Among these meetings, payment of an interim dividend and issue of corporate bonds of Rmb1 billion in the PRC were approved at two of the extraordinary general meetings respectively.

BOARD OF DIRECTORS

The Board of Directors of the Company represents the interests of all the Shareholders, and continues to lead the Company to success in operation. In addition to the obligation of enhancing shareholder value, the Board is also accountable to the community where the Company's clients, staff, suppliers and businesses are located.

The Board of Directors of the Company is composed of nine Directors, four of them are Executive Directors, whilst the remaining five are Non-executive Directors. Among the five Non-executive Directors, three of them are Independent Non-executive Directors, representing one-third of the Board of Directors.

Six meetings were held by the Board of Directors of the Company in 2002.

SUPERVISORY COMMITTEE

The Supervisory Committee is responsible to all the Shareholders. It supervises the financial state of affairs of the Company as well as the compliance of the Directors, general managers and other senior officers of the Company in performing their duties, and protects the legal interests of the Company and Shareholders.

The Supervisory Committee of the Company comprises five supervisors, among whom one acts as shareholders' representative, one as staff's representative and the other three are independent supervisors.

Two meetings were held by the Supervisory Committee of the Company in 2002 in order to review the financial statements of the Company. The Supervisory Committee was present at all meetings of the Board of Directors, and carried out a site visit to Shanghai-Hangzhou-Ningo Expressway and Shangsan Expressway and management offices along the expressways.

DIRECTORS

EXECUTIVE DIRECTORS



Mr. GENG Xiaoping, born in 1948, is the Chairman of the Company. Mr. Geng graduated from the East China College of Political Science and Law in 1984. From 1979 to 1991, he held various positions at the People's Procuratorate of Zhejiang Province including Secretary, Division Chief and Deputy Procurator. In 1991, he was appointed as Deputy Director of the Zhejiang Provincial Expressway Executive Commission where he was responsible for the business operation and administration of the expressway system in Zhejiang Province. Mr. Geng was the General Manager and Chairman of the Company from March 1997 to March 2002. Since December 2001, he has been appointed as a director and General Manager of the Communications Investment Group. He resigned from the office of the General Manager of the Company in March 2002.



Mr. FANG Yunti, born in 1950, is a senior engineer, an Executive Director and the General Manager of the Company responsible for the overall management of the Company. Mr. Fang graduated from Qing Hua University in 1976 with a major in automotive engineering. From 1983 to 1988, he was the Deputy General Manager of Zhejiang Province Automobile Transport Company. From 1988 to 1990, he was the Chief Engineer at the Provincial Road Transport Company. During the period from 1991 to 1996, he was the Deputy Chief and Chief of the Operating Administrative and Technical Equipment Divisions of the Zhejiang Provincial Expressway Executive Commission, where his responsibilities included operation management and equipment management in relation to the Shanghai-Hangzhou-Ningbo Expressway. Mr. Fang was an Executive Director and the Deputy General Manager of the Company from March 1997 to March 2002. Since March 2002, he has been an Executive Director and the General Manager of the Company.



Mr. ZHANG Jingzhong, born in 1963, is a senior lawyer, an Executive Director and Deputy General Manager of the Company. Mr. Zhang graduated from Zhejiang University (previously known as Hangzhou University) in July 1984 with a bachelor's degree in law. In 1984, he joined the Zhejiang Provincial Political Science and Law Policy Research Unit. From 1988 to 1994, he was the Associate Director of Hangzhou Municipal Foreign Economic Law Firm. In 1992, he obtained the qualifications required by the regulatory authorities in China to practise securities law. In January 1994, Mr. Zhang became a Senior Partner at T&C Law Firm in Hangzhou. Mr. Zhang has been an Executive Director of the Company since April 1997, and was the Secretary to the Board from April 1997 to June 2001. He has been the Deputy General Manager of the Company since March 2002.



Mr. XUAN Daoguang, born in 1944, is a senior engineer, an Executive Director and Deputy General Manager of the Company. Mr. Xuan graduated from Tong Ji University in 1960 with a degree in engineering, specialising in the construction and design of bridges and tunnels. Mr. Xuan has 43 years of experience in engineering maintenance and has held positions such as Section Head and Head of the Road Administrative Division of Jinhua City and Head of the Engineering Maintenance Department of the Zhejiang Provincial Expressway Executive Commission. Mr. Xuan has been an Executive Director of the Company since March 1997. He has been the Deputy General Manager of the Company since March 2000.

NON-EXECUTIVE DIRECTORS



Ms. ZHANG Luyun, born in 1961, is a director and Deputy General Manager of the Communications Investment Group. Ms. Zhang graduated from Zhejiang University, majoring in administration and management. From 1985 to 1997, she served as the Secretary, Deputy Chief and Chief in the Office of Hangzhou City Government. In 1997, she was the Deputy President of Hangzhou Broadcasting and TV College and received the title of the Assistant Researcher in college-teaching. She joined the Communications Investment Group in December 2001 and has been a director and Deputy General Manager of the Communications Investment Group since then.



Ms. ZHANG Yang, born in 1964, is the general assistant manager and the manager of the Securities Department of Huajian Transportation Economic Development Center. In 1987, she graduated from Lanzhou University with a bachelor's degree in economics. In 2001, she completed the postgraduate studies in economics management in the Central Party School. From 1987 to 1994, she worked for the Ministry of Aviation. Ms. Zhang is currently a non-executive director of Shenzhen Expressway Company Limited and Sichuan Expressway Company Limited.

INDEPENDENT NON-EXECUTIVE DIRECTORS



Mr. TUNG Chee Chen, born in 1942, is the Chairman of Orient Overseas (International) Limited, an independent non-executive Director and the Chairman of the Audit Committee and the Nomination and Remuneration Committee of the Company. Mr. Tung was educated at the University of Liverpool, England, where he received his bachelor's degree in science. He later obtained a master's degree in mechanical engineering at the Massachusetts Institute of Technology in the United States. He is currently a registered Professional Engineer in the State of California. Mr. Tung has been an independent non-executive Director of the Company since March 1997.



Mr. ZHANG Junsheng, born in 1936, is a professor, an independent non-executive Director and a member of the Audit Committee of the Company. Mr. Zhang graduated from Zhejiang University in 1958, and was a lecturer, an associate professor, and an advising professor at Zhejiang University. He was also a professor concurrently at, amongst other universities, Zhongshan University. In 1980, he became the Deputy General Secretary of Zhejiang University. In 1983, Mr. Zhang served as the Deputy General Secretary in the Hangzhou City Government. In 1985, he began to work for the Xinhua News Agency, Hong Kong Branch, and became its Deputy Director in 1987. Mr. Zhang took up the position of General Secretary of Zhejiang University in September 1998. In addition, Mr. Zhang is currently a Special Advisor to the Zhejiang Provincial Government, an Advisor to the Sichuan Provincial Government, and a Senior Advisor to the Shenzhen City Government. Mr. Zhang has been an independent non-executive Director of the Company since March 2000.



Mr. ZHANG Liping, born in 1958, is an executive director and the general manager of Pacific Concord Holdings Limited. He obtained a master's degree in international affairs and international laws from St. John's University. After joining Merrill Lynch & Co., Inc. in 1989, he engaged in the business of investment banking and was a director of the investment banking division of Merrill Lynch Co. & Inc.. From 1996 he took the post of chairman, director and general manager of Seapower Corporate Finance Limited and was an executive director in Seapower Holdings Ltd. In 1998, he moved to Dresdner Kleinwort Benson and assumed the post of chairman, director, and general manager of the Greater China region. He was also a member of the Asia Executive Committee of Dresdner Kleinwort Benson. He is currently an independent non-executive director of Anhui Expressway Co., Ltd.

SUPERVISORS

SUPERVISOR REPRESENTING SHAREHOLDERS



Mr. MA Kehua, born in 1952, is a senior economist, the Chairman and non-executive member of the Supervisory Committee. Mr. Ma graduated from Shanghai Railway Institute in 1977, after which he worked as an engineer at Shanghai Railway Bureau No. 1 Construction Company and the Plumbing and Electricity Section of Shanghai Railway Bureau, Hangzhou Branch. Mr. Ma was in charge of the Planning and Finance Division at the Zhejiang Local Railway Company, and in 1993 became the Deputy Division Chief and Division Chief of Zhejiang Jinwen Railway Executive Commission responsible for material supply. Mr. Ma took up the post of Deputy General Secretary of Zhejiang Construction and Investment Company in March 1999, and is currently the Assistant General Manager of the Communications Investment Group.

SUPERVISOR REPRESENTING EMPLOYEES



Mr. Fang Zhexing, born in 1965, is a senior engineer, the Director of the internal audit department and the manager of the human resources department of the Company. He is also the chairman of Hangzhou Shida Expressway Co., Ltd. Mr. Fang graduated from Zhejiang University in engineering where he received a master's degree. From 1986 to 1988 he was the assistant engineer in the project management office of the Electric Power and Water Conservancy Bureau in Taizhou. From 1991 until 1997, he was the engineer in the project management office of Zhejiang Provincial Expressway Executive Commission, where he participated in the project management of Shanghai-Hangzhou-Ningbo Expressway. Since March 1997, he has been the deputy manager and later the manager of the planning and development department and the manager of the project-development department of the Company.

INDEPENDENT SUPERVISORS



Mr. ZHENG Qihua, born in 1963, is a senior accountant and an independent non-executive member of the Supervisory Committee. He is a guest professor at the Zhejiang Finance and Economics Institute. Mr. Zheng was among the first batch of Chinese registered accountants to obtain qualifications required for practising accountancy involving securities in 1992. He has working and training experience in Hong Kong and Singapore, and he worked with the Listing Division of the China Securities Regulatory Commission during 1997 and 1998. He is currently the Deputy General Manager of Zhejiang Pan-China Certified Public Accountants.



Mr. SUN Xiaoxia, born in 1963, is a professor and an independent non-executive member of the Supervisory Committee. Mr. Sun graduated from China Academy of Social Sciences with a doctor's degree in law. He worked as Assistant Lecturer, Lecturer, Assistant Professor, Professor and Tutor for graduate students at Hangzhou University, School of Law. Mr. Sun is currently the Deputy Dean of the School of Law and the Dean of the Department of Law, Zhejiang University. In addition, Mr. Sun is a lawyer with Zhejiang Zheda Law Firm, a standing member of China Jurisprudence Research Society, a standing member of China WTO Legal Research Society, a member of the International Society for Philosophy of Law and Social Philosophy ("IVR"), and a member of the IVR's China Branch.



Mr. JIANG Shaozhong, born in 1946, is a professor. Mr. Jiang graduated from the Management Department of Zhejiang University with a master's degree. From 1982 he worked in the Management Department of Zhejiang University as Lecturer, Assistant Professor, Professor, Dean of research office and Deputy Dean of the Department. From 1984 to 1985 he was a visiting scholar in Stanford University. From 1991 to 1998 he was the Deputy General Economist, the Chief of the Financial Division, the Chief of the Teaching Division and the Deputy Manager of the Management Department of Zhejiang University. He is currently the Deputy General Accountant of Zhejiang University.

OTHER SENIOR MANAGEMENT MEMEBERS



Mr. JIANG Wenyao, born in 1966, an engineer, and is the Deputy General Manager of the Company. Mr. Jiang graduated from Zhejiang University, majoring in industrial automation and manufacturing mechanics, and obtained a Master degree in engineering. From March, 1991 to February, 1997, he was with the Zhejiang Provincial Expressway Executive Commission, and worked in its Engineering Division, and Planning and Finance Division. He joined the Company since March, 1997, and has served as Deputy Manager of the General Department, Manager of the Equipment Department, Manager of the Operation Department, Assistant of the General Manager and Secretary of the Board.



Ms. HUANG Qiuxia, born in 1956, an economist, and is the Deputy General Manager of the Company. Ms. Huang graduated from Hangzhou Technology University in 1988. From 1976 to 1991, she was the Deputy Chief of Labor Division of Hangzhou Clock and Watch Factory. She joined the Zhejiang Provincial Expressway Executive Commission in August, 1991, and involved in matters related to labor wages, personnel, external affairs and etc. During the period from March, 1997 to February, 2003, she has been the Deputy Manager and Manager of General Department of the Company.



Mr. PAN Jiaxiang, born in 1951, an engineer, and is the Deputy General Manager of the Company. Mr. Pan graduated from Hangzhou University, majoring in economic management. From 1987 to 1992, he was the Deputy Director of the Office of Shangyu City People's Government, and at the same time served as the Director of the Executive Commission of the Shanghai-Hangzhou-Ningbo Expressway (Shangyu Section). From January, 1993 to April, 1996, he was the Director and the Secretary of Party Committee of Shangyu City Communications Bureau. He has worked in the Company since April, 1997, and served as Deputy Manager of Maintenance Department, Assistant of the General Manager and Director and Chief Supervisory Engineer of Widening Project Office, and General Manager of Shangsan Co.



Mr. WU Junyi, born in 1969, a master in accounting, and is the Chief Financial Officer of the Company. Mr. Wu graduated from Xi'an Communications University in 1996. From 1996 to 1997, he was with the China Investment Bank, Hangzhou Branch. He joined the Company in May, 1997, and has served as Manager of Securities Investment Department and Manager of Planning and Finance Department.

REPORT OF THE DIRECTORS

The directors present their report and the audited financial statements of the Company and the Group for the year ended December 31, 2002.

PRINCIPAL ACTIVITIES

The principal activities of the Group comprise the design, construction, operation and management of high grade roads, as well as the development and provision of certain ancillary services, such as technical consultation, advertising, automobile servicing and fuel facilities. There were no changes in the nature of the Group's principal activities during the year.

SEGMENT INFORMATION

During the year, the entire turnover and contribution to profit from operating activities of the Group were derived from the Zhejiang Province in the People's Republic of China (the "PRC"). Accordingly, a further analysis of the turnover and contribution to profit from operating activities by geographical area is not



presented. However, an analysis of the Group's turnover and contribution to profit from operating activities by principal activity for the year ended December 31, 2002 is set out in note 4 to the financial statements.

RESULTS AND DIVIDENDS

The Group's profit for the year ended December 31, 2002 and the state of affairs of the Group and the Company at that date are set out in the financial statements on pages 45 to 79.

An interim dividend of Rmb0.04 per share (approximately HK$0.038) was paid on October 31, 2002. The Directors recommend the payment of a final dividend of Rmb0.09 per share (approximately HK$0.084) in respect of the year, to shareholders on the register of members on April 3, 2003. This recommendation has been incorporated in the financial statements as an allocation of retained earnings within capital and reserves in the balance sheet. Further details of this accounting treatment are set out in note 12 to the financial statements.



SUMMARY FINANCIAL INFORMATION

The following is a summary of the published consolidated results, and of the assets, liabilities and minority interests of the Group prepared on the basis set out in the notes below.

Year ended December 31

RESULTS	2002 Rmb'000	2001 Rmb'000	2000 Rmb'000	1999 Rmb'000	1998 Rmb'000
Turnover	**2,168,078**	1,722,517	1,188,604	1,050,498	655,069
Operating costs	**(561,918)**	(392,535)	(248,429)	(298,417)	(220,537)
Gross profit	**1,606,160**	1,329,982	940,175	752,081	434,532
Other revenue	**66,457**	216,690	242,888	167,528	234,573
Administrative expenses	**(95,209)**	(88,487)	(64,978)	(60,320)	(45,611)
Other operating expenses	**(33,109)**	(18,236)	(75,317)	(2,374)	(635)
Profit from operating activities	**1,544,299**	1,439,949	1,042,768	856,915	622,859
Finance costs	**(163,224)**	(215,346)	(197,083)	(172,922)	(94,741)
Share of profits of associates	**11,719**	12,396	40,584	22,559	18,982
Share of profit/(loss) of a jointly-controlled entity	**1,677**	(1,459)	(6,517)	—	—
Profit before tax	**1,394,471**	1,235,540	879,752	706,552	547,100
Tax	**(400,952)**	(363,970)	(186,391)	(71,810)	(73,795)
Profit before minority interests	**993,519**	871,570	693,361	634,742	473,305
Minority interests	**(103,067)**	(110,957)	(57,360)	(86,431)	(68,914)
Net profit from ordinary activities attributable to shareholders	**890,452**	760,613	636,001	548,311	404,391
Earnings per share	**20.50 cents**	17.51 cents	14.64 cents	12.62 cents	9.31 cents
ASSETS, LIABILITIES AND MINORITY INTERESTS					
Total assets	**14,505,834**	14,477,538	14,586,420	13,925,688	12,993,990
Total liabilities	**3,826,254**	3,685,828	4,128,921	3,868,691	3,457,029
Minority interests	**977,789**	1,502,629	1,495,364	1,449,432	1,245,782
Net assets	**9,701,791**	9,289,081	8,962,135	8,607,565	8,291,179

Notes:

1. The consolidatec results of the Group for the four years ended December 31, 2001 have been extracted from the Company's 2001 annual report dated March 13, 2002, while those of the year ended December 31, 2002 were prepared based on the consolidated income statement as set out on page 45 of the financial statements.

2. The 2002 earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year ended December 31, 2002 of Rmb890,452,000 (2001: Rmb760,613,000) and the 4,343,114,500 shares (2001: 4,343,114,500 shares) in issue during the year.

MAJOR CUSTOMERS AND SUPPLIERS

The five largest customers and suppliers contributed less than 30% of the total toll revenue and purchases, respectively, of the Group during the year. Accordingly, a corresponding analysis of major customers and suppliers is not presented.

CONNECTED TRANSACTIONS

Details of the connected transactions of the Group (the "Connected Transactions") carried out during the year for which The Hong Kong Stock Exchange has granted a waiver from compliance with Chapter 14 of the Listing Rules pursuant to its letter of March 10, 2000 are disclosed in the second paragraph of note 41 to the financial statements.

The independent non-executive Directors have reviewed the Connected Transactions and confirmed that, during the year ended December 31, 2002, such transactions were:

(i) carried out in accordance with the terms of the agreements governing each respective transaction in question;

(ii) entered into in the usual and ordinary course of business of the Company; and

(iii) entered into on normal commercial terms and are fair and reasonable so far as the shareholders of the Company are concerned.

Ernst & Young, the auditors of the Company (as required by the Stock Exchange in its letter of March 10, 2000) have also reviewed the said transactions and have confirmed that the independent non-executive Directors have given their approval of these transactions and that they were carried out by the Company in accordance with the terms of the agreements governing each respective transaction during the year ended December 31, 2002.

In addition, under the agreement dated August 19, 2002, the Company purchased 6.625% equity interest in Shangsan Co., from Communications Investment Group, the ultimate holding company of the Company, for a consideration of Rmb187.62 million.

Since the purchase consideration represents less than 3% of the book value of the net tangible assets of the Company as disclosed in its latest published audited accounts, no shareholder approval is required under the Listing Rules.

FIXED ASSETS

Details of movements in the fixed assets of the Company and the Group are set out in note 14 to the financial statements.

CAPITAL COMMITMENTS

Details of the capital commitments of the Company and the Group as at December 31, 2002 are set out in note 37 to the financial statements.

RESERVES

Details of movements in the reserves of the Company and the Group during the year are set out in note 35 to the financial statements.

DISTRIBUTABLE RESERVES

As at December 31, 2002, before the proposed final dividend, the Company's reserves available for distribution by way of cash or in kind, as determined based on the lower of the amount determined under PRC accounting standards and the amount determined under generally accepted accounting principles in Hong Kong, amounted to Rmb500,667,000. In addition, in accordance with the Company Law of the PRC, the amount of approximately Rmb3,638,229,000 standing to the credit of the Company's share premium account as prepared in accordance with the PRC accounting standards was available for distribution by way of capitalisation issues.

SUBSTANTIAL SHAREHOLDERS

As at December 31, 2002, the following shareholders held 10% or more of the share capital of the Company according to the register of interests in shares required to be kept by the Company pursuant to Section 16(1) of the Securities (Disclosure of Interest) Ordinance (the "SDI Ordinance"):

Name	Number of shares	Percentage
Zhejiang Communications Investment Group Co., Ltd.	2,432,500,000 (domestic shares)	56.01
Huajian Transportation Economic Development Center	476,760,000 (domestic shares)	10.98
HKSCC Nominees Limited	1,409,650,499 (H shares)	32.46

Save as disclosed above, no person had registered an interest in the share capital of the Company that was required to be recorded pursuant to Section 16(1) of the SDI Ordinance.

PURCHASE, SALE OR REDEMPTION OF THE LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

TRUST DEPOSITS

As at December 31, 2002, other than the deposits of HK$2,037,111 (equivalent to Rmb2,161,579 approximately) and Rmb10,433,084 placed in non-bank financial institutions in Hong Kong and the PRC respectively, the Group did not have any trust deposits, nor any time deposits with any non-bank financial institution in the PRC. Nearly all of the Group's deposits have been placed with commercial banks in the PRC and the Group has not encountered any difficulty in the withdrawal of funds.



DIRECTORS

The Directors of the Company during the year and up to the date of this report are:

Executive Directors

Mr. Geng Xiaoping
Mr. Fang Yunti
Mr. Zhang Jingzhong
Mr. Xuan Daoguang

Non-executive Directors

Ms. Zhang Luyun (appointed on March 1, 2003)
Ms. Zhang Yang (appointed on March 13, 2002)
Ms. Zhang Chunming (term expired on February 28, 2003)
Mr. Xia Linzhang (resigned on March 13, 2002)

Independent Non-executive Directors

Mr. Tung Chee Chen
Mr. Zhang Junsheng
Dr. Hu Hung Lick, Henry
(term expired on February 28, 2003)
Mr. Zhang Liping (appointed on March 1, 2003)

CHANGE IN DIRECTORS AND SENIOR MANAGEMENT

Pursuant to an extraordinary general meeting held on February 11, 2003, the term of office for the existing Directors is three years, with effect from March 1, 2003. At the same meeting, Mr. Geng Xiaoping was elected as the Chairman of the Company, Mr. Tung Chee Chen was appointed as the Chairman of the Audit Committee and the Nomination and Remunerations Committee, and Mr. Fang Yunti was appointed as the General Manager of the Company.

DIRECTORS' AND SUPERVISORS' SERVICE CONTRACTS

Each of the Directors and supervisors ("Supervisors") of the Company has entered into a service agreement with the Company, with effect from March 1, 2003, for a term of three years.

Save as disclosed above, none of the Directors and Supervisors has entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation other than statutory compensation.



DIRECTORS' AND SUPERVISORS' INTERESTS IN CONTRACTS

None of the Directors or Supervisors had any material interest, whether direct or indirect, in any contract of significance to which the Company, its holding company or any of its subsidiaries and fellow subsidiaries was a party, at the end of the year or at any time during the year.

DIRECTORS' AND SUPERVISORS' INTERESTS IN SHARES

As at December 31, 2002, none of the Directors, Supervisors or their associates had any personal, family, corporate or other interests in any equity or debt securities of the Company or any associated corporations (as defined in the SDI Ordinance) as recorded in the register maintained by the Company pursuant to Section 29 of the SDI Ordinance or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transaction by Directors of Listed Companies.

DIRECTORS' AND SUPERVISORS' RIGHTS TO SUBSCRIBE FOR SHARES OR DEBENTURES

At no time during the year was the Company, its holding company or any of its subsidiaries, jointly-controlled entity, associates and fellow subsidiaries a party to any arrangement enabling any Directors or Supervisors or their spouses or children under the age of 18 to acquire benefits by means of the acquisition of shares in, or debentures of the Company or any other body corporate. No rights to subscribe for shares in, or debentures of the Company have been granted by the Company to, nor have any such rights been exercised by, any person during the year and up to the date of this report.

PENSION SCHEME

As required by the State regulations of the PRC, the Group participates in a defined contribution pension scheme organised by local social security authorities. Under the scheme, all employees are entitled to an annual pension equal to a fixed proportion of the average basic salary amount within the geographical area of their last employment at their retirement date. The Group is required to make contributions to local social security authorities at rates ranging from 20% to 22.5% of the average basic salaries of the employees of the previous year within the geographical area where the employees are under employment with the Group. The Group has no obligation for the payment of pension benefits beyond such annual contributions to the registered insurance companies. When an employee leaves the scheme, the Group is not entitled to a refund of any contributions that it has previously made. Hence, no forfeited contribution was used by the Group to reduce the level of its contributions during the year. During the year, contributions to registered insurance companies made by the Group under the defined contribution retirement scheme amounted to Rmb6,534,000 (2001: Rmb6,900,000).

MEDICAL INSURANCE SCHEME

Medical expenses for employees of the Group were accounted for as part of the benefits provided by the Group in 2002 and the years before in accordance with relevant accounting rules and internal policies. Following the promulgation of employees' basic medical schemes by local governments in Zhejiang Province starting from the second half of 2002, the Group is expected to enroll in these compulsory schemes in 2003. Judging from arrangements of the schemes, the Directors do not anticipate any significant impact of its participation in the scheme on the Group's financial standing, specifically its consolidated income statement and consolidated balance sheet.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights in the Company's articles of association or the laws of the PRC, which would require the Company to offer new shares on a pro rata basis to existing shareholders.

TAXATION OF THE UNITED KINGDOM

An individual holder of H shares who is a resident and domiciled in the United Kingdom (the "UK") will, in general, be liable to UK income tax on dividends received from the Company. Where such an individual receives dividends from the Company without withholding of taxes, the amount included as income for the purpose of computing his or her UK tax liability is the gross amount of the dividend and this is taxed at the appropriate marginal rate (currently 10% in the case of a basic rate for a lower rate taxpayer and 32.5% in the case of a higher rate taxpayer). Where tax is withheld from the dividend, credit will be given against UK income tax for any tax withheld from the dividend up to the amount of the UK income tax liability. The Company would assume responsibility for withholding tax at source within the PRC if such a withholding is required. The current UK-Chinese Double Taxation Agreement provides that the maximum withholding tax on dividends from Chinese resident companies paid to UK residents is 10% of the gross dividend.

UK resident holders of H Shares who are individuals but not domiciled within the UK will only be liable to income tax on a dividend from the Company to the extent that the dividend is remitted to the UK.

A holder of H Shares which is a UK tax resident company will, in general, be liable to UK corporation tax on dividends received from the Company, with double tax relief available for withholding tax suffered. In certain cases (not to be discussed here), a holder of H Shares which is a UK tax resident company may be entitled to relief for "underlying" tax paid by the Company or its subsidiaries.



ACCOMMODATION BENEFITS FOR EMPLOYEES

According to relevant rules and regulations in the PRC, the Group and its employees are all required to make contributions to an accommodation fund to local social security authorities, which are in proportion to the salaries and wages of the employees at an average rate of 7%. There are no further obligations beyond the contribution to the accommodation fund organised by local social security authorities.

POST BALANCE SHEET EVENTS

Details of the significant post balance sheet events of the Group are set out in note 41 to the financial statements.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

Due to the non-availability of certain Directors, no full board meeting of the Directors was held by the Company during the year as opposed to the recommendation of no less than one such meeting every six months in paragraph 1 of the Code of Best Practice as set out in Appendix 14 of the Listing Rules (the "Code"). Except for the above, the Directors are of the opinion that the Company complied with the Code throughout the accounting period covered by the annual report.

AUDIT COMMITTEE

The Company has an audit committee, which was established in accordance with the requirement of the Code, for the purpose of reviewing and providing supervision over the Group's financial reporting process and internal controls. The audit committee comprises the three independent non-executive Directors and the two non-executive Directors.

AUDITORS

Ernst & Young will retire and a resolution for their reappointment as international auditors of the Company will be proposed at the forthcoming annual general meeting.

On Behalf of the Board
Geng Xiaoping
Chairman

Hangzhou, Zhejiang Province, the PRC
March 4, 2003

REPORT OF THE SUPERVISORY COMMITTEE



Dear shareholders:

In compliance with the Company Law of the PRC, the Company's Articles of Association and the Regulations of the Supervisory Committee, the Supervisory Committee earnestly discharged its supervisory duties. Main tasks undertaken by the Supervisory Committee during 2002 were to understand and supervise the legality and appropriateness of activities of the Directors, General Manager and other senior management of the Company in their business decision-making and daily management processes, through a combination of site inspections, attendance of meetings of the Board, as well as participating in major corporate events. The Supervisory Committee carefully examined the financial standing of the Company discussed and reviewed the financial statements and dividend distribution proposals to be submitted by the Board to the annual general meeting of the Shareholders.

The Supervisory Committee concluded that the Directors, General Manager and other senior management of the Company achieved continued growth in results in 2002, and laid a strong foundation for further development of the Company by broadening its financing channels through the establishment of a level 1 ADR program and the issuance of domestic corporate bonds.

The Supervisory Committee reviewed the financial statements of the Company for 2002 prepared by the Board for submission to the general meeting of the shareholders, and concluded that the statements accurately reflected the Company's operating results and asset position in 2002, and conformed to relevant laws, regulations and the Company's Articles of Association. Dividend payout ratio for 2002 was further increased compared to 2001, providing satisfactory returns in cash to the shareholders.

In the course of the Company's business operations, the members of the Board, General Manager and other senior management of the Company observed their fiduciary duties and worked diligently while exercising their rights or discharging their duties. There were no incidents of abuse of power or infringement of the interests of shareholders and employees.

The term of the second session of the Supervisory Committee expired on February 28, 2003. At the extraordinary general meeting of the shareholders held on February 11, 2003, four of the five members of the third session of the Supervisory Committee were elected: Mr. Zheng Qihua (re-elected), Mr. Sun Xiaoxia (re-elected) and Mr. Jiang Shaozhong (newly elected) as independent supervisors, and I myself was re-elected as representative for shareholders. In addition, Mr. Fang Zhexing was elected by the staff as the supervisor representing employees. The term of the third session of the Supervisory Committee is for a period of three years, starting from March 1, 2003.

Finally, on behalf of the supervisory committee, I would like to thank Mr. Ni Ciyun and Mr. Lu Fan, who no longer serve as supervisors of the Company.

By the order of the Supervisory Committee
Ma Kehua
Chairman of the Supervisory Committee

March 3, 2003

REPORT OF THE INTERNATIONAL AUDITORS


ERNST & YOUNG
安永會計師事務所

To the members
Zhejiang Expressway Co., Ltd.
(Established in the People's Republic of China with limited liability)

We have audited the financial statements on pages 45 to 79 which have been prepared in accordance with accounting principles generally accepted in Hong Kong. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants

Hong Kong
March 4, 2003

CONSOLIDATED INCOME STATEMENT

	Notes	YEAR ENDED DECEMBER 31 2002 Rmb'000	 2001 Rmb'000
TURNOVER	5	**2,168,078**	1,722,517
Operating costs		**(561,918)**	(392,535)
Gross profit		**1,606,160**	1,329,982
Other revenue	5	**66,457**	216,690
Administrative expenses		**(95,209)**	(88,487)
Other operating expenses		**(33,109)**	(18,236)
PROFIT FROM OPERATING ACTIVITIES	6	**1,544,299**	1,439,949
Finance costs	7	**(163,224)**	(215,346)
Share of profits of associates		**11,719**	12,396
Share of profit/(loss) of a jointly-controlled entity		**1,677**	(1,459)
PROFIT BEFORE TAX		**1,394,471**	1,235,540
Tax	8	**(400,952)**	(363,970)
PROFIT BEFORE MINORITY INTERESTS		**993,519**	871,570
Minority interests		**(103,067)**	(110,957)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS	9	**890,452**	760,613
DIVIDENDS	12		
Interim		**(173,724)**	(130,293)
Proposed final		**(390,880)**	(304,018)
		(564,604)	(434,311)
EARNINGS PER SHARE	13	**20.50 cents**	17.51 cents

CONSOLIDATED BALANCE SHEET

	Notes	DECEMBER 31 2002 Rmb'000	2001 Rmb'000
NON-CURRENT ASSETS			
Fixed assets	14	**12,014,986**	12,031,012
Interest in a jointly-controlled entity	16	**54,464**	54,082
Interests in associates	17	**159,829**	156,909
Expressway operating rights	18	**214,645**	223,345
Long term investments	19	**2,867**	32,867
Long term receivables	20	**—**	9,030
Goodwill	21	**106,798**	19,810
		12,553,589	12,527,055
CURRENT ASSETS			
Short term investments	19	**858,114**	1,012,186
Inventories		**2,022**	1,274
Trade receivables	22	**14,367**	54,219
Other receivables	23	**128,672**	63,778
Cash and cash equivalents and time deposits	24	**949,070**	819,026
		1,952,245	1,950,483
CURRENT LIABILITIES			
Trade payables	25	**207,166**	240,818
Profits tax payable		**109,289**	95,229
Other taxes payable		**15,724**	23,219
Other payables and accruals	26	**214,955**	157,326
Interest-bearing bank and other loans	27	**1,681,553**	1,620,778
Long-term bonds repayable within one year	28	**200,000**	—
		2,428,687	2,137,370
NET CURRENT LIABILITIES		**(476,442)**	(186,887)
TOTAL ASSETS LESS CURRENT LIABILITIES		**12,077,147**	12,340,168
NON-CURRENT LIABILITIES			
Interest-bearing bank and other loans	29	**1,156,647**	1,208,231
Long term bonds	30	**—**	200,000
Other long term liabilities		**—**	8,694
Deferred tax	33	**240,920**	131,533
		1,397,567	1,548,458
MINORITY INTERESTS		**977,789**	1,502,629
		9,701,791	9,289,081
CAPITAL AND RESERVES			
Issued capital	34	**4,343,115**	4,343,115
Reserves	35	**4,967,796**	4,641,948
Proposed final dividend	12	**390,880**	304,018
		9,701,791	9,289,081

Geng Xiaoping
Director

Fang Yunti
Director

CONSOLIDATED SUMMARY STATEMENT OF CHANGES IN EQUITY

	Note	YEAR ENDED DECEMBER 31 2002 Rmb'000	2001 Rmb'000
TOTAL EQUITY			
Balance at beginning of year		**9,289,081**	8,962,135
Share premium shared from an associate	35	**—**	644
Net profit from ordinary activities attributable to shareholders		**890,452**	760,613
Dividends paid on ordinary shares		**(477,742)**	(434,311)
Balance at end of year		**9,701,791**	9,289,081

CONSOLIDATED CASH FLOW STATEMENT

	Notes	YEAR ENDED DECEMBER 31 **2002** **Rmb'000**	 2001 Rmb'000 (Restated)
NET CASH INFLOW FROM OPERATING ACTIVITIES	36(a)	**1,536,309**	1,077,957
CASH FLOWS FROM INVESTING ACTIVITIES			
Interest received		**14,483**	59,869
Additions to fixed assets		**(29,574)**	(29,471)
Additions to construction in progress		**(286,935)**	(441,630)
Acquisition of additional interests in existing subsidiaries		**(689,813)**	(93,368)
Winding up of a subsidiary	36(b)	**(145)**	—
Dividends from an associate		**8,339**	6,620
Proceeds from disposal of fixed assets		**2,641**	1,400
Exchange gains, net		**1,121**	53,172
Decrease/(increase) in time deposits		**(203,679)**	311,721
Decrease/(increase) in investments		**82,812**	(646,780)
Net cash flow used in investing activities		**(1,100,750)**	(778,467)
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends paid on ordinary shares		**(477,742)**	(434,311)
Dividends paid to minority interests		**(40,643)**	(31,177)
New bank and other loans		**4,070,361**	3,113,850
Repayment of bank and other loans		**(4,061,170)**	(3,531,439)
Net cash used *in financing activities*		**(509,194)**	(883,077)
NET DECREASE IN CASH AND CASH EQUIVALENTS		**(73,635)**	(583,587)
Cash and cash equivalents at beginning of year		**739,926**	1,323,513
CASH AND CASH EQUIVALENTS AT END OF YEAR		**666,291**	739,926
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances		**489,863**	434,771
Time deposits with original maturity of less than three months when acquired		**176,428**	305,155
		666,291	739,926

BALANCE SHEET

	Notes	DECEMBER 31 2002 Rmb'000	2001 Rmb'000
NON-CURRENT ASSETS			
Fixed assets	14	**5,208,083**	5,202,986
Interests in subsidiaries	15	**4,127,294**	3,617,048
Interest in a jointly-controlled entity	16	**64,055**	64,359
Interests in associates	17	**126,500**	126,500
Expressway operating rights	18	**168,710**	175,644
Long term investments	19	**—**	30,000
Long term receivables	20	**—**	9,030
		9,694,642	9,225,567
CURRENT ASSETS			
Short term investments	19	**569,787**	715,876
Inventories		**844**	610
Trade receivables	22	**7,891**	54,196
Other receivables	23	**43,024**	58,640
Cash and cash equivalents and time deposits	24	**357,959**	333,420
		979,505	1,162,742
CURRENT LIABILITIES			
Trade payables	25	**162,641**	84,269
Profits tax payable		**32,849**	50,429
Other taxes payable		**6,752**	10,225
Other payables and accruals	26	**121,862**	89,288
Interest-bearing bank and other loans	27	**895,000**	990,500
		1,219,104	1,224,711
NET CURRENT LIABILITIES		**(239,599)**	(61,969)
TOTAL ASSETS LESS CURRENT LIABILITIES		**9,455,043**	9,163,598
NON-CURRENT LIABILITIES			
Interest-bearing bank and other loans	29	**330,000**	100,000
Deferred tax	33	**117,320**	62,261
		447,320	162,261
		9,007,723	9,001,337
CAPITAL AND RESERVES			
Issued capital	34	**4,343,115**	4,343,115
Reserves	35	**4,273,728**	4,354,204
Proposed final dividend	12	**390,880**	304,018
		9,007,723	9,001,337

Geng Xiaoping
Director

Fang Yunti
Director

1. CORPORATE INFORMATION

Zhejiang Expressway Co., Ltd. was established on March 1, 1997. The H shares of the Company ("H Shares") were subsequently listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on May 15, 1997.

All of the H Shares of the Company were admitted to the Official List of the United Kingdom Listing Authority (the "Official List"). Dealings in the H Shares on the London Stock Exchange commenced on May 5, 2000.

On July, 18 2000, with the approval of the Ministry of Foreign Trade and Economic Co-operation of the People's Republic of China (the "PRC"), the Company changed its business registration into a Sino-foreign joint stock limited company.

On February 27, 2001, the trading of the H Shares of the Company on the Berlin Stock Exchange commenced following a secondary listing on the Unofficial Regulated Market of the exchange.

On February 14, 2002, the United States Securities and Exchange Commission, following the approval by the board of directors and the China Securities Regulatory Commission, declared the registration statement in respect of the ADSs evidenced by the ADRs representing the deposited H Shares of the Company effective.

The registered office of the Company is located at 19/F, Zhejiang World Trade Centre, 15 Shuguang Road, Hangzhou, Zhejiang Province, the PRC. During the year, the Group was involved in the following principal activities:

(a) the design, construction, operation, maintenance and management of high grade roads; and

(b) the development and provision of certain ancillary services such as technical consultation, advertising, automobile servicing and fuel facilities.

In the opinion of the Directors, the ultimate holding company of the Company is Zhejiang Communications Investment Group Co., Ltd. (the "Communications Investment Group"), a State-owned enterprise established in the PRC.

2. IMPACT OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE ("SSAPs")

The following recently-issued and revised SSAPs have been adopted for the first time in the preparation of the current year's consolidated financial statements:

SSAP 1 (Revised)	:	"Presentation of financial statements"
SSAP 11 (Revised)	:	"Foreign currency translation"
SSAP 15 (Revised)	:	"Cash flow statements"
SSAP 33	:	"Discontinuing operations"
SSAP 34	:	"Employee benefits"

These SSAPs prescribe new accounting measurement and disclosure practices. The major effects on the Group's accounting policies and on the amounts disclosed in the financial statements of these SSAPs which have had a significant effect on the financial statements are summarised as follows:

SSAP 1 (Revised) prescribes the basis for the presentation of financial statements and sets out guidelines for their structure and minimum requirements for the content thereof. The principal impact of the revision to this SSAP is that a consolidated summary statement of changes in equity is now presented on page 47 of the financial statements in place of the consolidated statement of recognised gains and losses that was previously required.

SSAP 11 (Revised) prescribes the basis for the translation of foreign currency transactions in the financial statements. The principal impact of the revision of this SSAP is that the profit and loss accounts of overseas subsidiaries are translated at the weighted average exchange rate for the year, rather than translated at the applicable rates of exchange ruling at the balance sheet date as was previously required. Since the Company does not have overseas subsidiaries, the adoption of the SSAP has no material impact on the financial statements.

SSAP 15 (Revised) prescribes the format for the cash flow statement. The principal impact of the revision of this SSAP is that cash flows are now presented under three headings, that is, cash flows from operating, investing and financing activities, instead of the five headings previously required. The format of the cash flow statement set out on page 48 of the financial statements and the notes thereto have been revised in accordance with the new requirements.

SSAP 33 prescribes the basis for reporting information about discontinuing/discontinued operations. The adoption of the SSAP has no impact on the financial statements.

SSAP 34 prescribes the recognition and measurement criteria to apply to employee benefits, together with the required disclosures in respect thereof. The adoption of this SSAP has resulted in no change to the previously adopted accounting treatments for employee benefits.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

These financial statements have been prepared in accordance with Hong Kong Statements of Standard Accounting Practice, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, modified with respect to the measurement of investments in securities, as further explained below.

BASIS OF CONSOLIDATION

The consolidated financial statements include the audited financial statements of the Company and its subsidiaries for the year ended December 31, 2002. The results of subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances are eliminated on consolidation.

SUBSIDIARIES

A subsidiary is a company whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

Investments in subsidiaries are stated at cost less any impairment losses.

JOINTLY-CONTROLLED ENTITIES

A jointly-controlled entity is a joint venture company which is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated income statement and consolidated reserves, respectively. The Group's interests in jointly-controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting less any impairment losses.

The results of jointly-controlled entities are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in jointly-controlled entities are treated as long term assets and are stated at cost less any impairment losses.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ASSOCIATES

An associate is a company, not being a subsidiary or a joint venture, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's share of the post-acquisition results and reserves of associates is included in the consolidated income statement and consolidated reserves, respectively. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

The results of associates are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in associates are treated as long term assets and are stated at cost less any impairment losses.

GOODWILL

Goodwill arising on the acquisition of subsidiaries, associates and jointly-controlled entities represents the excess of the cost of the acquisition over the Group's share of the fair values of the identifiable assets and liabilities acquired as at the date of acquisition.

Goodwill arising on acquisition is recognised in the consolidated balance sheet as an asset and amortised on the straight-line basis over its estimated useful life of ten years. In the case of associates and jointly-controlled entities, any unamortised goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the consolidated balance sheet.

Prior to January 1, 2001, goodwill arising on acquisitions was eliminated against consolidated reserves in the year of acquisition. Upon SSAP 30 becoming effective, the Group adopted the transitional provision of SSAP 30 that permits goodwill on acquisitions which occurred prior to January 1, 2001, to remain eliminated against consolidated reserves.

On disposal of subsidiaries, associates or jointly-controlled entities, the gain or loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of goodwill which remains unamortised and any relevant reserves, as appropriate. Any attributable goodwill previously eliminated against consolidated reserves at the time of acquisition is written back and included in the calculation of the gain or loss on disposal.

The carrying amount of goodwill, including goodwill remaining eliminated against consolidated reserves, is reviewed annually and written down for impairment when it is considered necessary. A previously recognised impairment loss for goodwill is not reversed unless the impairment loss was caused by a specific external event of an exceptional nature that was not expected to recur, and subsequent external events have occurred which have reversed the effect of that event.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

FIXED ASSETS AND DEPRECIATION

Fixed assets, other than construction in progress, are stated at cost less accumulated depreciation and any impairment losses. The cost of an asset comprises its purchase price, costs transferred from construction in progress and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after fixed assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset, the expenditure is capitalised as an additional cost of that fixed asset.

Depreciation of expressways and bridges is provided by using the sinking fund method whereby the aggregate annual depreciation amounts, compounded at average rates ranging from 6.11% to 8.77% per annum, up to the expiry of the underlying 30-year expressway concession period, will be equal to the total cost of the expressways and bridges.

Amortisation of land is provided on a straight-line basis to write off the cost of the land use rights over the underlying 30-year expressway concession period.

Depreciation of fixed assets, other than expressways, bridges and land, is provided on a straight-line basis to write off the cost of the assets, less their estimated residual values, being 3% of the cost, over their estimated useful lives. The principal annual rates used for this purpose are as follows:

	Estimated useful life	Annual depreciation rate
Toll stations and ancillary facilities	30 years	3.2%
Communications and signalling equipment	10 years	9.7%
Motor vehicles	8 years	12.1%
Machinery and equipment	5 - 8 years	12.1 - 19.4%

The gain or loss on disposal or retirement of a fixed asset recognised in the income statement is the difference between the net sales proceeds and the carrying amount of the relevant asset.

CONSTRUCTION IN PROGRESS

Construction in progress represents costs incurred in the construction of expressways and bridges, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds, during the period of construction, installation and testing. Construction in progress is reclassified as fixed assets when completed and ready for use.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

IMPAIRMENT OF ASSETS

An assessment is made at each balance sheet date of whether there is any indication of impairment of any asset, or whether there is any indication that an impairment loss previously recognised for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's value in use or its net selling price.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, when the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years.

A reversal of an impairment loss is credited to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, when the reversal of the impairment losses is accounted for in accordance with the relevant accounting policy for that revalued asset.

EXPRESSWAY OPERATING RIGHTS

Expressway operating rights represent the rights to operate the expressways and are stated at cost less accumulated amortisation and any impairment losses.

Amortisation is provided on a straight-line basis over the periods of the expressway operating rights granted to the Company and its subsidiaries.

LONG TERM INVESTMENTS

Long term investments are non-trading investments in listed and unlisted securities intended to be held on a long term basis.

Held-to-maturity securities are stated at cost plus or minus the cumulative amortisation of the difference between the purchase price and the maturity amount, less any provision for impairment losses on an individual investment basis. The provision is recognised as an expense immediately. The profit or loss on disposal of a held-to-maturity security is accounted for in the period in which the disposal occurs and is the difference between the net sales proceeds and the carrying amount of the security.

Unlisted equity securities are stated at cost, less any provisions for impairment losses on an individual investment basis. The provision is recognised as an expense immediately. The profit or loss on disposal of an unlisted security is accounted for in the period in which the disposal occurs and is the difference between the net sales proceeds and the carrying amount of the security.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

SHORT TERM INVESTMENTS

Short term investments are investments in securities held for trading purposes and are stated at their fair values on the basis of their quoted market prices at the balance sheet date, on an individual investment basis. The gains or losses arising from changes in the fair value of a security are credited or charged to the income statement for the period in which they arise.

REVENUE RECOGNITION

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) toll revenue, net of any applicable revenue taxes, when received;

(b) from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyers, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(c) from the rendering of services, based on the percentage of completion basis, provided that the revenue and the costs incurred as well as the estimated costs to completion can be measured reliably. The stage of completion of a transaction associated with the rendering of services is established by reference to the costs incurred to date as compared to the total costs to be incurred under the transaction;

(d) rental income, on a time proportion basis over the lease terms;

(e) interest income, on a time proportion basis taking into account the principal outstanding and the effective interest rate applicable; and

(f) dividends, when the shareholders' right to receive payment has been established.

TAX

PRC income tax is provided at rates applicable to enterprises in the PRC on income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, based on existing PRC income tax legislation, practices and interpretations thereof.

Deferred tax is provided, using the liability method, on all significant timing differences to the extent it is probable that the liability will crystallise in the foreseeable future. A deferred tax asset is not recognised until its realisation is assured beyond reasonable doubt.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

FOREIGN CURRENCY TRANSACTIONS

The financial records of the Company and its subsidiaries are maintained and the financial statements are stated in Renminbi ("Rmb").

Foreign currency transactions are recorded at the applicable rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange ruling at that date. Exchange differences are dealt with in the income statement unless such exchange differences relate to funds borrowed specifically for the financing of the construction of expressways and bridges, in which case they are capitalised to the extent that they can be regarded as an adjustment to interest costs.

CAPITALISATION OF BORROWING COSTS

Borrowing costs directly attributable to the construction of expressways, tunnels and bridges are capitalised as part of the cost of those assets when it is probable that they will result in future economic benefits to the Group and the costs can be measured reliably. Other borrowing costs are recognised as an expense in the period in which they are incurred.

The amount of borrowing costs capitalised is determined with reference to the actual borrowing costs incurred on funds borrowed specifically for the construction of expressways, tunnels and bridges during the period, less any investment income arising from the temporary investment of those borrowings.

Capitalisation of borrowing costs on funds borrowed specifically for the construction of expressway sections ceases when the construction of such expressway sections is substantially completed and the expressways are capable of commencing toll operations.

OPERATING LEASES

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are charged to the income statement on a straight-line basis over the lease terms.

INVENTORIES

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis. Net realisable value is based on estimated selling prices less any estimated costs expected to be incurred to completion and disposal.

DIVIDENDS

Interim and final dividends proposed by the directors are classified as a separate allocation of retained earnings within capital and reserves in the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends are approved by the shareholders and declared, they are recognised as a liability.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

RELATED PARTIES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subjected to common control or common significant influence. Related parties may be individuals or corporate entities.

CASH EQUIVALENTS

For the purpose of the consolidated cash flow statement, cash equivalents represent short term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired. For the purpose of balance sheet classification, cash equivalents represent assets similar in nature to cash, which are not restricted as to use.

4. SEGMENT INFORMATION

In accordance with the Group's internal financial reporting, the Group has determined that business segments are its primary reporting format. During the year, the entire turnover and contribution to profit from operating activities of the Group were derived from the Zhejiang Province in the PRC. Accordingly, a further analysis of the turnover and contribution to profit from operating activities by geographical area is not presented.

BUSINESS SEGMENTS

The Group's operating businesses are organised and managed separately, according to the nature of services provided, with each segment representing a strategic business unit that serves different markets:

— Toll operation represents the design, construction, operation and management of high grade roads and the collection of the expressway tolls.

— Advertising business represents the design and rental of advertising billboards along the expressways.

— Road maintenance represents the maintenance of expressways and roads, including the cleaning of the road surface, minor repairs to the lanes, the cleaning of the gutters and sewers, grass mowing, afforestation and the maintenance of buildings, equipment and facilities provided to third parties.

— Ancillary businesses mainly represent the sale of food, restaurant servicing, automobile servicing, as well as oil stations.

4. SEGMENT INFORMATION (Continued)

GROUP	Tolls 2002 Rmb'000	Tolls 2001 Rmb'000	Advertising 2002 Rmb'000	Advertising 2001 Rmb'000	Road maintenance 2002 Rmb'000	Road maintenance 2001 Rmb'000	Ancillary businesses 2002 Rmb'000	Ancillary businesses 2001 Rmb'000	Consolidated 2002 Rmb'000	Consolidated 2001 Rmb'000
Segment revenue:										
Turnover	**2,069,060**	1,663,362	**26,217**	21,190	**1,670**	4,617	**71,131**	33,348	**2,168,078**	1,722,517
Other revenue	**57,623**	209,319	**2,955**	72	**2,374**	3,511	**3,505**	3,788	**66,457**	216,690
Total revenue	**2,126,683**	1,872,681	**29,172**	21,262	**4,044**	8,128	**74,636**	37,136	**2,234,535**	1,939,207
Segment results	**1,518,584**	1,425,341	**11,941**	11,084	**(683)**	(976)	**14,457**	4,500	**1,544,299**	1,439,949
Finance costs									**(163,224)**	(215,346)
Share of profits of associates	**—**	—	**—**	—	**—**	—	**11,719**	12,396	**11,719**	12,396
Share of profit/(loss) of a jointly-controlled entity	**1,677**	(1,459)	**—**	—	**—**	—	**—**	—	**1,677**	(1,459)
Profit before tax									**1,394,471**	1,235,540
Tax									**(400,952)**	(363,970)
Profit before minority interests									**993,519**	871,570
Minority interests									**(103,067)**	(110,957)
Net profit from ordinary activities attributable to shareholders									**890,452**	760,613
Segment assets	**14,039,204**	14,089,709	**25,717**	24,947	**45,960**	42,225	**73,862**	89,856	**14,184,743**	14,246,737
Interests in associates	**—**	—	**—**	—	**—**	—	**159,829**	156,909	**159,829**	156,909
Interest in a jointly-controlled entity	**54,464**	54,082	**—**	—	**—**	—	**—**	—	**54,464**	54,082
Goodwill	**106,798**	19,810	**—**	—	**—**	—	**—**	—	**106,798**	19,810
Total assets	**14,200,466**	14,163,601	**25,717**	24,947	**45,960**	42,225	**233,691**	246,765	**14,505,834**	14,477,538
Segment liabilities	**3,537,924**	3,514,937	**4,590**	5,416	**10,615**	6,132	**32,205**	27,810	**3,585,334**	3,554,295
Deferred tax	**240,920**	131,533	**—**	—	**—**	—	—	—	**240,920**	131,533
Total liabilities	**3,778,844**	3,646,470	**4,590**	5,416	**10,615**	6,132	**32,205**	27,810	**3,826,254**	3,685,828
Other segment information:										
Capital expenditure	**200,014**	546,401	**7,884**	7,975	**2,336**	1,190	**1,455**	187	**211,689**	555,753
Depreciation and amortisation	**239,282**	208,142	**2,240**	1,692	**3,832**	4,398	**2,706**	1,093	**248,060**	215,325
Write-off of bad debts	**794**	7,500	**—**	—	**—**	—	**—**	—	**794**	7,500

5. TURNOVER AND REVENUE

Turnover mainly represents toll income from the operation of expressways, the value of advertising services rendered, and the value of road maintenance services rendered, net of relevant revenue taxes.

An analysis of turnover and revenue is as follows:

	2002 Rmb'000	2001 Rmb'000
Toll income	**2,184,197**	1,756,265
Advertising income	**27,742**	22,462
Road maintenance income	**1,704**	4,649
Others	**73,043**	34,465
	2,286,686	1,817,841
Less: Revenue taxes	**(118,608)**	(95,324)
Turnover	**2,168,078**	1,722,517
Income on investments	**18,448**	105,522
Interest income	**17,063**	41,503
Rental income	**14,457**	6,726
Trailer income	**10,192**	8,278
Exchange gains, net	**1,121**	53,172
Others	**5,176**	1,489
Other revenue	**66,457**	216,690
	2,234,535	1,939,207

The Company and its subsidiaries are subject to the Business Tax, levied at 5% on toll income and 3% to 5% on other services income. In addition, the subsidiaries are subject to the following types of revenue taxes and surcharge:

- City Development Tax, levied at 1% to 7% of Business Tax;

- Education Supplementary Tax, levied at 3.5% to 4% of Business Tax; and

- Culture and Education Fees, levied at 3% on advertising income.

6. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after charging/(crediting):

	2002 Rmb'000	2001 Rmb'000
Depreciation	**223,748**	205,582
Operating lease rentals on land and buildings	**902**	1,364
Auditors' remuneration	**1,975**	3,709
Staff costs:		
Wages and salaries	**86,733**	75,773
Pension contributions	**6,534**	6,900
Amortisation of expressway operating rights*	**8,700**	8,700
Amortisation of goodwill**	**15,612**	1,043
Write-off of bad debts	**794**	7,500
Loss on winding up of a subsidiary	**205**	—
Loss on disposal of fixed assets	**1,040**	4,313
Unrealised gain on revaluation of short term listed investments	**9,571**	12,559
Net rental income	**(14,457)**	(6,726)
Exchange gains, net	**(1,121)**	(53,172)
Interest income	**(17,063)**	(41,503)
Income on investments	**(18,448)**	(105,522)

* The amortisation of expressway operating rights for the year is included in administrative expenses on the face of the income statement.

** The amortisation of goodwill for the year is included in other operating expenses on the face of the income statement.

7. FINANCE COSTS

	2002 Rmb'000	2001 Rmb'000
Interest on bank loans and other loans wholly repayable within five years	**137,420**	188,400
Interest on other loans	**26,279**	29,645
Total interest	**163,699**	218,045
Less: interest capitalised	**(475)**	(2,699)
	163,224	215,346

8. TAX

No Hong Kong profits tax has been provided as the Group had no taxable profits in Hong Kong during the year.

The Group was subject to Corporate Income Tax ("CIT") levied at a rate of 33% of taxable income based on income for financial reporting purposes prepared in accordance with the laws and regulations in the PRC.

	Note	**2002 Rmb'000**	2001 Rmb'000
Group:			
Tax charged	33	**367,997**	327,718
Tax refunded/refundable		**(79,133)**	(68,791)
		288,864	258,927
Deferred		**109,387**	88,432
Share of tax attributable to associates		**5,004**	17,528
Share of deferred tax attributable to an associate		**(3,294)**	(1,951)
Share of deferred tax attributable to a jointly-controlled entity		**991**	1,034
Tax charge for the year		**400,952**	363,970

During the year, according to an approval from the Zhejiang Provincial Local Tax Bureau, Zhejiang Shangsan Expressway Co., Ltd. ("Shangsan Co"), one of the Company's subsidiaries, was entitled to a 50% CIT exemption for the year ended December 31, 2001 amounted to Rmb16,749,000 under the category of "Enterprise providing employment opportunities to redundant city and country workers" as defined in the relevant national tax rules. In addition, according to a notice issued by the Jiaxing Finance Bureau (the "JFB"), one of the Company's subsidiaries, Zhejiang Jiaxing Expressway Co., Ltd. ("Jiaxing Co"), received from the JFB an amount of Rmb71,290,000, representing a refund in relation to the CIT of Jiaxing Co for the period from the fourth quarter of 2000 to December 2001.

Pursuant to a directive issued by the Zhejiang Provincial People's Government in 1997, the Company was entitled to a refund from the Zhejiang Finance Bureau of an amount equal to 18% of its taxable income in respect of the CIT paid to the Zhejiang Tax Bureau. According to a directive from the Ministry of Finance on October 13, 2000, the Company was entitled to the tax refund until December 31, 2001. As Huajian Transportation Economic Development Center ("Huajian"), a state-owned enterprise under the China Merchants Group, became a substantial shareholder of the Company, the CIT that the Company paid has been divided into the national portion and the Zhejiang portion. The national portion of the total CIT paid, being Huajian's portion of the total domestic shares (i.e. 16.39%) according to relevant regulations issued by the Ministry of Finance, is no longer entitled to the 18% refund granted by the Zhejiang Provincial People's Government.

Nevertheless, according to a notice issued by the State Council on December 31, 2001, with effect from January 1, 2002, CIT payments are divided into two portions on a 50/50 basis - the national portion and the local portion. Since the CIT in relation to the fourth quarter of 2001 was paid in 2002, the Company was only entitled to the 9% refund from the Zhejiang Finance Bureau in respect of the CIT for the fourth quarter of 2001. The CIT refund of Rmb8,906,000 recognised in year 2001 became not recoverable and has been recorded as tax charge for 2002.

There was no material unprovided deferred tax in respect of the year (2001: Nil).

9. NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS

The net profit from ordinary activities attributable to shareholders for the year ended December 31, 2002 dealt with in the financial statements of the Company was Rmb484,128,000 (2001: Rmb544,670,000).

10. DIRECTORS' AND SUPERVISORS' REMUNERATION

Directors' and supervisors remuneration disclosed pursuant to the Listing Rules and Section 161 of the Hong Kong Companies Ordinance is as follows:

	2002 **Rmb'000**	2001 Rmb'000
Fees	**—**	—
Other emoluments:		
Salaries, allowances and benefits in kind	**1,784**	1,641
Bonuses paid and payable	**608**	552
Pension scheme contributions	**9**	9
	2,401	2,202

Salaries, allowances and benefits in kind include HK$152,000 (2001: HK$150,000), HK$150,000 (2001: HK$150,000) and Rmb36,000 (2001: Rmb20,000) payable to the three independent non-executive directors respectively. There were no other emoluments payable to the independent non-executive directors during the year (2001: Nil).

The remuneration of the directors and supervisors fell within the following band:

	Number of directors and supervisors	
	2002	2001
Nil to HK$1,000,000	**10**	9

There was no arrangement under which a director or a supervisor waived or agreed to waive any remuneration during the year.

11. FIVE HIGHEST PAID EMPLOYEES

	2002 Rmb'000	2001 Rmb'000
Salaries, allowances and benefits in kind	**1,614**	1,394
Bonuses paid and payable	**662**	598
Pension scheme contributions	**11**	11
	2,287	2,003

The five highest paid employees during the year included four (2001: four) directors, details of whose remuneration are set out in note 10 above, as well as a non-director employee, whose remuneration for the year was less than HK$1,000,000.

12. DIVIDENDS

	2002	2001	2002	2001
	Per ordinary share			
	Rmb	Rmb	**Rmb'000**	Rmb'000
Interim	**0.04**	0.03	**173,724**	130,293
Proposed final	**0.09**	0.07	**390,880**	304,018
	0.13	0.10	**564,604**	434,311

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

13. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year of Rmb890,452,000 (2001: Rmb760,613,000) and the 4,343,114,500 shares (2001: 4,343,114,500 shares) in issue during the year.

Diluted earnings per share for the years ended December 31, 2002 and 2001 have not been calculated as no diluting event existed during these years.

14. FIXED ASSETS

	Land Rmb'000	Expressways and bridges Rmb'000	Toll stations and ancillary facilities Rmb'000	Communi-cations and signalling equipment Rmb'000	Motor vehicles Rmb'000	Machinery and equipment Rmb'000	Construction in progress Rmb'000	Total Rmb'000
GROUP								
COST:								
At beginning of year:	527,628	11,182,630	371,598	139,788	77,931	93,362	296,967	12,689,904
Winding up of a subsidiary	—	—	—	—	—	(350)	—	(350)
Additions	4,182	3,113	35,435	6,808	3,687	6,011	152,453	211,689
Transfers	—	19,370	6,202	56,110	14,304	5,767	(101,753)	—
Write-off	—	(44,160)	—	—	—	—	—	(44,160)
Disposals	—	—	(3,691)	(30)	(170)	(403)	(243)	(4,537)
At December 31, 2002	531,810	11,160,953	409,544	202,676	95,752	104,387	347,424	12,852,546
ACCUMULATED DEPRECIATION AND IMPAIRMENT:								
At beginning of year	70,929	462,634	26,305	36,438	32,789	29,797	—	658,892
Winding up of a subsidiary	—	—	—	—	—	(64)	—	(64)
Provided during the year	17,604	142,570	13,487	25,854	11,915	12,318	—	223,748
Write-off	—	(44,160)	—	—	—	—	—	(44,160)
Disposals	—	—	(471)	(11)	(165)	(209)	—	(856)
At December 31, 2002	88,533	561,044	39,321	62,281	44,539	41,842	—	837,560
NET BOOK VALUE:								
At December 31, 2002	443,277	10,599,909	370,223	140,395	51,213	62,545	347,424	12,014,986
At December 31, 2001	456,699	10,719,996	345,293	103,350	45,142	63,565	296,967	12,031,012
COMPANY								
COST:								
At January 1, 2002	350,384	4,712,616	110,017	119,477	51,575	53,648	223,102	5,620,819
Additions	—	—	35,956	1,318	2,784	1,888	75,739	117,685
Transfers	—	—	1,021	—	—	—	(1,021)	—
Disposals	—	—	—	(30)	(170)	(126)	(69)	(395)
At December 31, 2002	350,384	4,712,616	146,994	120,765	54,189	55,410	297,751	5,738,109
ACCUMULATED DEPRECIATION:								
At January 1, 2002	52,998	270,658	12,523	34,870	27,352	19,432	—	417,833
Provided during the year	11,667	68,090	4,830	14,600	6,000	7,284	—	112,471
Disposals	—	—	—	(6)	(165)	(107)	—	(278)
At December 31, 2002	64,665	338,748	17,353	49,464	33,187	26,609	—	530,026
NET BOOK VALUE:								
At December 31, 2002	285,719	4,373,868	129,641	71,301	21,002	28,801	297,751	5,208,083
At December 31, 2001	297,386	4,441,958	97,494	84,607	24,223	34,216	223,102	5,202,986

The fixed assets are mainly located in the PRC.

The Group's land included above are held under long-term lease.

15. INTERESTS IN SUBSIDIARIES

	Company 2002 Rmb'000	2001 Rmb'000
Unlisted shares, at cost	**4,338,486**	3,648,673
Due from subsidiaries	**4,587**	2,375
Due to subsidiaries	**(215,779)**	(34,000)
	4,127,294	3,617,048

The amounts due from/to subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

Particulars of the Company's subsidiaries, all of which are directly held, are as follows:

Names of subsidiaries	Date and place of registration	Registered capital Rmb	Percentage of equity attributable to the Company	Principal activities
Zhejiang Yuhang Expressway Co., Ltd. ("Yuhang Co")	Note 1	75,223,000	51	Construction and management of the Yuhang Section of the Shanghai-Hangzhou Expressway
Zhejiang Jiaxing Expressway Co., Ltd. ("Jiaxing Co")	Note 2	1,859,200,000	99.993	Construction and management of the Jiaxing Section of the Shanghai-Hangzhou Expressway
Zhejiang Shangsan Expressway Co., Ltd. ("Shangsan Co")	Note 3	2,400,000,000	71.625	Construction and management of the Shangsan Expressway
Zhejiang Expressway Advertising Co., Ltd. ("Advertising Co")	Note 4	1,000,000	70	Advertising
Zhejiang Gaotong Stone Development Co., Ltd. ("Gaotong Co")	Note 5	5,000,000	80	Manufacturing, designing and selling of stone and quarry materials

Note 1: Yuhang Co was established on June 7, 1994 in the PRC as a joint stock limited company and was subsequently restructured into a limited liability company under its current name on November 28, 1996.

Note 2: Jiaxing Co was established on June 30, 1994 in the PRC as a joint stock limited company and was subsequently restructured into a limited liability company under its current name on November 29, 1996.

Note 3: Shangsan Co was established on January 1, 1998 in the PRC as a limited liability company.

Note 4: Advertising Co was established on June 1, 1998 in the PRC as a limited liability company.

Note 5: Gaotong Co was liquidated during the year.

All of the Company's subsidiaries are operating in the PRC.

16. INTEREST IN A JOINTLY-CONTROLLED ENTITY

	Group		Company	
	2002	2001	**2002**	2001
	Rmb'000	Rmb'000	**Rmb'000**	Rmb'000
Unlisted shares, at cost	**—**	—	**65,000**	65,000
Share of net assets other than goodwill	**55,409**	54,723	**—**	—
Amount due to a jointly-controlled entity	**(945)**	(641)	**(945)**	(641)
	54,464	54,082	**64,055**	64,359

The amount due to a jointly-controlled entity is unsecured, interest-free and has no fixed terms of repayment.

Particulars of the jointly-controlled entity, which is directly held by the Company, are as follows:

Name	Business structure	Place of registration and operations	Percentage of Ownership interest	Percentage of Voting power	Percentage of Profit sharing	Principal activities
Hangzhou Shida Expressway Co., Ltd.	Corporate	The PRC	50	50	50	Construction and operation of Shiqiao-Dajing Road

17. INTERESTS IN ASSOCIATES

	Group		Company	
	2002	2001	**2002**	2001
	Rmb'000	Rmb'000	**Rmb'000**	Rmb'000
Unlisted shares, at cost	**—**	—	**126,500**	126,500
Share of net assets other than goodwill	**159,829**	158,159	**—**	—
Amount due to an associate	**—**	(1,250)	**—**	—
	159,829	156,909	**126,500**	126,500

The amount due to an associate is unsecured, interest-free and has no fixed terms of repayment.

The Group's share of the post-acquisition accumulated reserves of the associates as at December 31, 2002 was Rmb33,329,000 (2001: Rmb31,659,000).

Particulars of the associates, which are directly held by the Company, are as follows:

Name	Business structure	Place of registration and operations	Percentage of equity attributable to the Group 2002	Percentage of equity attributable to the Group 2001	Principal activities
Zhejiang Expressway Petroleum Development Co., Ltd.	Corporate	The PRC	**50**	50	Construction and operation of gas stations and the sale of petroleum products
JoinHands Technology Co., Ltd.	Corporate	The PRC	**27.58**	27.58	Providing logistic management and anti-counterfeiting systems in the PRC

The financial statements of the above associates are coterminous with those of the Group. The consolidated financial statements have been adjusted for material transactions between the associates and Group companies.

18. EXPRESSWAY OPERATING RIGHTS

	Group Rmb'000	Company Rmb'000
Cost:		
At January 1, 2002 and December 31, 2002	261,000	208,000
Accumulated amortisation:		
At January 1, 2002	37,655	32,356
Provided during the year	8,700	6,934
At December 31, 2002	46,355	39,290
Net book value:		
At December 31, 2002	214,645	168,710
At December 31, 2001	223,345	175,644

19. INVESTMENTS

LONG TERM INVESTMENTS

	Group		Company	
	2002 Rmb'000	2001 Rmb'000	**2002 Rmb'000**	2001 Rmb'000
Held-to-maturity securities, at amortised cost	**—**	30,000	**—**	30,000
Unlisted equity investments, at cost	**3,644**	8,650	**—**	—
	3,644	38,650	**—**	30,000
Provisions for impairment of unlisted equity investments	**(777)**	(5,783)	**—**	—
	2,867	32,867	**—**	30,000

SHORT TERM INVESTMENTS

	Group		Company	
	2002 Rmb'000	2001 Rmb'000	**2002 Rmb'000**	2001 Rmb'000
Listed in the PRC, at amortised cost				
- Held-to-maturity securities	**30,000**	—	**30,000**	—
Listed in the PRC, at market value				
- Government bonds	**726,764**	733,724	**504,104**	562,848
- Convertible bonds	**—**	160,614	**—**	101,078
- Close-end equity funds	**51,754**	97,810	**18,169**	51,950
- Open-end equity funds	**—**	20,038	**—**	—
- Enterprise bonds	**10,000**	—	**—**	—
- Equity interests	**39,596**	—	**17,514**	—
	828,114	1,012,186	**539,787**	715,876
	858,114	1,012,186	**569,787**	715,876

The market values of the Group's and the Company's short term investments at the date of approval of these financial statements were approximately Rmb841,662,000 and Rmb547,191,000, respectively.

20. LONG TERM RECEIVABLES

	Group and Company	
	2002	2001
	Rmb'000	Rmb'000
Interest receivable in respect of the held-to-maturity securities	**—**	9,030

21. GOODWILL

The amounts of the goodwill capitalised as an asset or recognised in the consolidated balance sheet, arising from the acquisition of subsidiaries, are as follows:

	Group
	Rmb'000
Cost:	
At January 1, 2002	20,853
Acquisition of additional interests in subsidiaries during the year	102,600
At December 31, 2002	123,453
Accumulated amortisation:	
At January 1, 2002	1,043
Provided during the year	15,612
At December 31, 2002	16,655
Net book value:	
At December 31, 2002	106,798
At December 31, 2001	19,810

The Group has adopted the transitional provision of SSAP 30 which permits goodwill and negative goodwill in respect of acquisitions which occurred prior to January 1, 2001 to remain eliminated against consolidated reserves or credited to the capital reserve, respectively.

The amount of goodwill remaining in consolidated reserves, arising from the acquisition of subsidiaries, was Rmb352,860,000 as at December 31, 2002. The amount of goodwill is stated at cost which arose in prior years.

22. TRADE RECEIVABLES

An aged analysis of the trade receivables as at the balance sheet date, based on invoice date, is as follows:

	Group		Company	
	2002	2001	**2002**	2001
	Rmb'000	Rmb'000	**Rmb'000**	Rmb'000
Within 1 year	**11,720**	44,918	**5,244**	44,895
1 to 2 years	**2,647**	9,301	**2,647**	9,301
	14,367	54,219	**7,891**	54,196

23. OTHER RECEIVABLES

	Group		Company	
	2002	2001	**2002**	2001
	Rmb'000	Rmb'000	**Rmb'000**	Rmb'000
Prepayments	**1,830**	30,808	**294**	30,028
Deposits and other debtors	**126,842**	10,225	**42,730**	5,867
Profits tax refundable	**—**	22,745	**—**	22,745
	128,672	63,778	**43,024**	58,640

24. CASH AND CASH EQUIVALENTS AND TIME DEPOSITS

	Group		Company	
	2002	2001	**2002**	2001
	Rmb'000	Rmb'000	**Rmb'000**	Rmb'000
Cash and bank balance	**562,463**	434,771	**182,830**	137,556
Time deposits with original maturity of less than three months when acquired	**103,828**	305,155	**43,742**	137,824
Time deposits with original maturity over three months when acquired	**282,779**	79,100	**131,387**	58,040
	949,070	819,026	**357,959**	333,420

25. TRADE PAYABLES

An aged analysis of the trade payables as at the balance sheet date, based on invoice date, is as follows:

	Group		Company	
	2002	2001	**2002**	2001
	Rmb'000	Rmb'000	**Rmb'000**	Rmb'000
Within 1 year	**200,181**	113,793	**158,859**	82,711
1 to 2 years	**4,863**	126,796	**2,778**	1,550
2 to 3 years	**1,901**	229	**1,004**	8
Over 3 years	**221**	—	**—**	—
	207,166	240,818	**162,641**	84,269

26. OTHER PAYABLES AND ACCRUALS

		Group		Company	
	Notes	**2002**	2001	**2002**	2001
		Rmb'000	Rmb'000	**Rmb'000**	Rmb'000
Accruals		**58,510**	42,566	**12,735**	10,814
Other liabilities		**141,695**	100,010	**96,976**	66,323
Amounts due to related parties	31	**12,151**	12,151	**12,151**	12,151
Amount due to the holding company	32	**2,599**	2,599	**—**	—
		214,955	157,326	**121,862**	89,288

27. INTEREST-BEARING BANK AND OTHER LOANS

	Note	Group		Company	
		2002	2001	**2002**	2001
		Rmb'000	Rmb'000	**Rmb'000**	Rmb'000
Current portion of bank and other loans	29	**1,681,553**	1,620,778	**895,000**	990,500

28. LONG-TERM BONDS PAYABLE WITHIN ONE YEAR

	Group		Company	
	2002	2001	**2002**	2001
	Rmb'000	Rmb'000	**Rmb'000**	Rmb'000
Long term bonds	**200,000**	—	**—**	—

The bonds are unsecured, bearing interest at 3.78% per annum and are payable in 2003 upon maturity.

29. INTEREST-BEARING BANK AND OTHER LOANS

	Note	Group		Company	
		2002	2001	**2002**	2001
		Rmb'000	Rmb'000	**Rmb'000**	Rmb'000
Bank loans, unsecured		**1,875,000**	1,655,500	**1,075,000**	1,090,500
Bank loans, secured		**—**	—	**150,000**	—
Other loans, unsecured		**963,200**	1,173,509	**—**	—
		2,838,200	2,829,009	**1,225,000**	1,090,500
Bank loans repayable:					
Within one year		**1,545,000**	1,510,500	**895,000**	990,500
In the second year		**—**	130,000	**—**	100,000
In the third to fifth years, inclusive		**330,000**	15,000	**330,000**	—
		1,875,000	1,655,500	**1,225,000**	1,090,500
Other loans repayable:					
Within one year		**136,553**	110,278	**—**	—
In the second year		**82,441**	76,524	**—**	—
In the third to fifth years, inclusive		**268,623**	420,968	**—**	—
Beyond five years		**475,583**	565,739	**—**	—
		963,200	1,173,509	**—**	—
		2,838,200	2,829,009	**1,225,000**	1,090,500
Portion classified as current liabilities	27	**(1,681,553)**	(1,620,778)	**(895,000)**	(990,500)
Long term portion		**1,156,647**	1,208,231	**330,000**	100,000

Except for the Company's bank loans of Rmb150,000,000 which are guaranteed by its subsidiary, the other bank loans are unsecured and bear interest at rates ranging from 4.536% to 4.941% per annum.

The other loans are unsecured and bearing interest at rates ranging from 3.000% to 5.522% per annum.

30. LONG TERM BONDS

	Notes	Group 2002 Rmb'000	2001 Rmb'000
Long term bonds		**200,000**	200,000
Classified as current liabilities	28	**(200,000)**	—
		—	200,000

The bonds are unsecured, bearing interest at 3.78% per annum and are repayable in 2003 upon maturity.

31. AMOUNTS DUE TO RELATED PARTIES

The amounts due to related parties are unsecured, interest-free and have no fixed terms of repayment.

32. AMOUNT DUE TO THE HOLDING COMPANY

The amount due to the holding company (i.e. the Communications Investment Group) is unsecured, interest-free and has no fixed terms of repayment.

33. DEFERRED TAX

	Note	Group		Company	
		2002 Rmb'000	2001 Rmb'000	**2002 Rmb'000**	2001 Rmb'000
At January 1		**131,533**	43,101	**62,261**	21,655
Charge for the year	8	**109,387**	88,432	**55,059**	40,606
At December 31		**240,920**	131,533	**117,320**	62,261

The deferred tax of the Group and the Company arose from differences in accounting profit of these financial statements prepared under the SSAPs, and the taxable income calculated in accordance with the tax laws and regulations in the PRC.

The principal components of the Group's and the Company's provision for deferred tax is as follows:

	Group		Company	
	2002 Rmb'000	2001 Rmb'000	**2002 Rmb'000**	2001 Rmb'000
Revaluation on marketable securities	**3,158**	4,144	**4,249**	3,789
Depreciation allowances	**238,318**	140,021	**113,071**	58,472
Fixed assets write-off	**(556)**	(12,632)	**—**	—
	240,920	131,533	**117,320**	62,261

The Group and the Company have no significant potential deferred tax liabilities for which provision has not been made.

34. SHARE CAPITAL

	2002 Number of shares	2001 Number of shares	2002 Rmb'000	2001 Rmb'000
Registered, issued and fully paid:				
Domestic shares of Rmb1.00 each	**2,909,260,000**	2,909,260,000	**2,909,260**	2,909,260
H Shares of Rmb1.00 each	**1,433,854,500**	1,433,854,500	**1,433,855**	1,433,855
	4,343,114,500	4,343,114,500	**4,343,115**	4,343,115

The domestic shares are not currently listed on any stock exchange.

The H Shares have been listed on the Stock Exchange since May 15, 1997, and were admitted to the Official List on May 5, 2000. Dealings in the H Shares on the London Stock Exchange commenced on the same day.

On February 27, 2001, the trading of the H Shares of the Company commenced on the Berlin Stock Exchange following a secondary listing on the Unofficial Regulated Market of the exchange.

On February 14, 2002, the United States Securities and Exchange Commission, following the approval by the board of directors and the China Securities Regulatory Commission, declared the registration statement in respect of the ADSs evidenced by ADRs representing the deposited H Shares of the Company effective.

All the domestic shares and H Shares rank pari passu with each other as to dividends and voting rights.

35. RESERVES

	Share premium account Rmb'000	Goodwill reserve Rmb'000	Statutory surplus reserve Rmb'000	Public welfare fund Rmb'000	Retained profits Rmb'000	Total Rmb'000
GROUP						
At January 1, 2001	3,645,082	(352,860)	285,031	128,002	609,747	4,315,002
Share premium shared from an associate	644	—	—	—	—	644
Interim dividend - note 12	—	—	—	—	(130,293)	(130,293)
Net profit for the year	—	—	—	—	760,613	760,613
Transfer from/(to) reserves	—	—	130,267	62,762	(193,029)	—
Proposed final dividend - note 12	—	—	—	—	(304,018)	(304,018)
At December 31, 2001 and beginning of year	3,645,726	(352,860)	415,298	190,764	743,020	4,641,948
Interim dividend - note 12	—	—	—	—	(173,724)	(173,724)
Net profit for the year	—	—	—	—	890,452	890,452
Transfer from/(to) reserves	—	—	118,517	62,747	(181,264)	—
Proposed final dividend - note 12	—	—	—	—	(390,880)	(390,880)
At December 31, 2002	3,645,726	(352,860)	533,815	253,511	887,604	4,967,796
Reserves retained by:						
Company and subsidiaries	3,645,082	(350,331)	524,041	246,993	878,273	4,944,058
Jointly-controlled entity	—	—	—	—	(9,591)	(9,591)
Associates	644	(2,529)	9,774	6,518	18,922	33,329
At December 31, 2002	3,645,726	(352,860)	533,815	253,511	887,604	4,967,796
Company and subsidiaries	3,645,082	(350,331)	407,078	185,008	733,729	4,620,566
Jointly-controlled entity	—	—	—	—	(10,277)	(10,277)
Associates	644	(2,529)	8,220	5,756	19,568	31,659
At December 31, 2001	3,645,726	(352,860)	415,298	190,764	743,020	4,641,948
COMPANY						
At January 1, 2001	3,645,082	—	172,974	86,487	339,302	4,243,845
Interim dividend - note 12	—	—	—	—	(130,293)	(130,293)
Net profit for the year	—	—	—	—	544,670	544,670
Transfer from/(to) reserves	—	—	79,434	39,717	(119,151)	—
Proposed final dividend - note 12	—	—	—	—	(304,018)	(304,018)
At December 31, 2001 and beginning of year	3,645,082	—	252,408	126,204	330,510	4,354,204
Interim dividend - note 12	—	—	—	—	(173,724)	(173,724)
Net profit for the year	—	—	—	—	484,128	484,128
Transfer from/(to) reserves	—	—	93,498	46,749	(140,247)	—
Proposed final dividend - note 12	—	—	—	—	(390,880)	(390,880)
At December 31, 2002	3,645,082	—	345,906	172,953	109,787	4,273,728

35. RESERVES (Continued)

In accordance with the Company Law of the PRC and the companies' articles of association, the Company, its subsidiaries, its associates and its jointly-controlled entity (collectively, the "Entities") are required to allocate 10% of their profit after tax, as determined in accordance with the PRC accounting standards and regulations applicable to the Entities, to the statutory surplus reserve (the "SSR") until such reserve reaches 50% of the registered capital of the Entities. Subject to certain restrictions set out in the Company Law of the PRC and the respective articles of association of the Entities, part of the SSR may be converted to increase the Entities' share capital.

In accordance with the Company Law of the PRC, the Entities are required to transfer 5% to 10% of their profit after tax, as determined in accordance with the PRC accounting standards and regulations applicable to the Entities, to the statutory public welfare fund (the "PWF"), which is a non-distributable reserve other than in the event of the liquidation of the Entities. The PWF must be used for capital expenditure on staff welfare facilities and these facilities remain as the properties of the Entities.

The Directors of the Company have proposed to transfer Rmb93,498,000 (2001: Rmb79,434,000) and Rmb46,749,000 (2001: Rmb39,717,000) to the SSR and the PWF, respectively. These represent 10% (2001: 10%) and 5% (2001: 5%), respectively, of the Company's profit after tax of Rmb934,980,000 (2001: Rmb794,343,000) determined in accordance with the PRC accounting standards.

According to the relevant regulations in the PRC, the amount of profit available for distribution is the lower of the amount determined under the PRC accounting standards and the amount determined under the SSAPs.

As at December 31, 2002, before the proposed final dividend, the Company had reserves of approximately Rmb500,667,000 (2001: Rmb634,528,000) available for distribution by way of cash or in kind.

As at December 31, 2002, in accordance with the Company Law of the PRC, the amount of approximately Rmb3,638,229,000 (2001: Rmb3,638,229,000) standing to the credit of the Company's share premium account was available for distribution by way of capitalisation issues.

36. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of profit before tax to net cash inflow from operating activities:

	2002 Rmb'000	2001 Rmb'000
Profit before tax	1,394,471	1,235,540
Share of results of a jointly-controlled entity	(1,677)	1,459
Share of results of associates	(11,719)	(12,396)
Depreciation	223,748	205,582
Amortisation of expressway operating rights	8,700	8,700
Amortisation of goodwill	15,612	1,043
Write-off of bad debts	794	7,500
Interest income	(17,063)	(41,503)
Interest expense	163,224	215,346
Unrealised gain on revaluation of short term listed investments	9,571	12,559
Exchange gains, net	(1,121)	(53,172)
Loss on disposal of fixed assets	1,040	4,313
Loss on winding up of a subsidiary	205	—
Increase in inventories	(966)	(556)
Decrease/(increase) in trade receivables	39,058	(35,017)
Decrease/(increase) in deposits and other debtors	(15,526)	164,981
Increase/(decrease) in trade payables	101,643	(874)
Decrease in an amount due to the holding company	—	(2,210)
Decrease in amounts due to related parties	—	(80,153)
Increase/(decrease) in other taxes payable	(7,495)	6,216
Increase/(decrease) in other liabilities	43,264	(26,438)
Increase in accruals	9,998	3,018
Increase/(decrease) in an amount due to an associate	(1,250)	1,250
Increase in an amount due to a jointly-controlled entity	304	551
Interest paid	(166,447)	(260,878)
Profits tax paid	(252,059)	(276,904)
Net cash inflow from operating activities	1,536,309	1,077,957

(b) Winding up of a subsidiary

	2002 Rmb'000	2001 Rmb'000
Net assets disposed of:		
Fixed assets	286	—
Cash and bank balances	145	—
Inventories	218	—
Other receivables	1,186	—
Other payables	(1,579)	—
Minority interests	(51)	—
Loss on winding up of a subsidiary	205	—

As detailed in note 15, the Company's subsidiary, Gaotong Co, was liquidated during the year. This gave rise to the cash outflow of Rmb145,000 during the year.

Gaotong Co had no significant impact in respect of the cash flows for operating activities, investing activities and financing activities. It had no significant impact on the Group's consolidated turnover or profit after tax for the year.

37. COMMITMENTS

(a) On March 4, 2003, the Board approved an expense for road surface-overlaying project in the amount of Rmb141,400,000 for the year ending December 31, 2003.

(b) Capital Commitments

	Group		Company	
	2002	2001	**2002**	2001
	Rmb'000	Rmb'000	**Rmb'000**	Rmb'000
Contracted, but not provided for:				
- Construction of expressways	**177,730**	344,127	**63,775**	188,041
- Purchase of machinery	**37,423**	35,446	**10,719**	—
- Proposed investments in Shangsan Co	**485,000**	542,600	**485,000**	542,600
- Proposed investments in Jiaxing Co	**—**	386,992	**—**	386,992
- Construction of new buildings	**14,000**	—	**14,000**	—
- Purchase of an office	**—**	5,720	**—**	5,720
	714,153	1,314,885	**573,494**	1,123,353
Authorised, but not contracted for:				
- Construction of expressways	**4,739,237**	1,274,740	**4,419,367**	945,592
	5,453,390	2,589,625	**4,992,861**	2,068,945

38. CONTINGENT LIABILITIES

At the balance sheet date, contingent liabilities not provided for in the financial statements were as follows:

	Group		Company	
	2002	2001	**2002**	2001
	Rmb'000	Rmb'000	**Rmb'000**	Rmb'000
Guarantees provided in favor of the holders of the corporate bonds issued by a subsidiary	**—**	—	**216,254**	208,694
Guarantees provided to banks in connection with facilities granted to:				
- A subsidiary	**—**	—	**650,000**	565,000
- A jointly-controlled entity	**30,000**	30,000	**30,000**	30,000
	30,000	30,000	**896,254**	803,694

39. OPERATING LEASE ARRANGEMETS

The Group and the Company lease their oil stations and cables under operating lease arrangements, with leases negotiated for terms ranging from five to twenty five years.

As at December 31, 2002, the Group and the Company had total future minimum lease rental receivables under non-cancelable operating leases falling due as follows:

	Group		Company	
	2002	2001	**2002**	2001
	Rmb'000	Rmb'000	**Rmb'000**	Rmb'000
Within one year	**8,159**	3,590	**5,660**	1,090
In the second to fifth years, inclusive	**25,674**	13,850	**19,424**	5,099
Beyond five years	**33,397**	34,881	**33,397**	34,881
	67,230	52,321	**58,481**	41,070

40. DIFFERENCES IN FINANCIAL STATEMENTS PREPARED UNDER PRC AND HONG KONG ACCOUNTING STANDARDS

	Net profit before as at December 31		Net assets as at December 31	
	2002	2001	**2002**	2001
	Rmb'000	Rmb'000	**Rmb'000**	Rmb'000
As reported in statutory accounts	1,070,902	928,132	9,601,256	9,218,047
HK SSAP adjustments:				
(a) Goodwill	30,995	37,170	(179,290)	(214,452)
(b) Provision for deficit arising on the disposal of staff quarters	**—**	4,626	**—**	—
(c) Interest on subscription monies, net of deferred tax	**—**	760	**—**	—
(d) Depreciation provided, net of deferred tax	**(70,811)**	(77,039)	**(137,004)**	(74,656)
(e) Difference in share premium account during establishment	**—**	—	**11,923**	11,923
(f) Profits tax refundable	**(22,745)**	10,186	**(3,686)**	19,059
(g) Restatement of short term investments in securities at market value, net of deferred tax	**(1,971)**	(20,224)	**16,440**	18,287
(h) General provision on trade receivables and other debts	**(1,439)**	(738)	**922**	2,187
(i) Impairment loss, net of deferred tax	**(12,076)**	(1,307)	**284**	6,443
(j) CIT payment which was waived in prior years	**—**	(10,064)	**—**	—
(k) Proposed final dividend	**—**	—	**390,880**	304,018
(l) Others	**664**	68	**66**	(1,775)
As restated in the financial statements	**993,519**	871,570	**9,701,791**	9,289,081

41. RELATED PARTY TRANSACTIONS

The following is a summary of the significant related party transactions carried out in the ordinary course of business between the Company, its subsidiaries and certain government bodies in the year.

Under the reorganisation agreement, Zhejiang Provincial High Class Highway Investment Company Limited gave a number of undertakings to the Company, including a non-competition undertaking, a tax indemnity and an indemnity against losses incurred, which were not expressly transferred to the Company pursuant to the reorganisation and general indemnity provisions against any breach of representation warranty and undertakings contained in the agreement.

Under the agreement dated August 19, 2002, the Company purchased a 6.625% equity interest in Shangsan Co from the Communications Investment Group, the ultimate holding company of the Company, for a consideration of Rmb187.62 million.

Since the purchase consideration represents less than 3% of the book value of the net tangible assets of the Company as disclosed in its latest published audited accounts, no shareholder approval is required under the Listing Rules.

In 2002, the Group entered into several rental agreements with Zhejiang Expressway Petroleum Development Co., Ltd. ("Petroleum Co"), an associate of the Company. Pursuant to the aforementioned agreements, the Group leased six oil stations to Petroleum Co. In 2002, the Group recorded a total rental income of Rmb6,550,000 from Petroleum Co.

42. POST BALANCE SHEET EVENTS

On January 20 ,2003, the Company obtained the final approval from the State Development Planning Commission of the PRC to issue Rmb1 billion of 10-year 4.29% corporate bonds (the "Bonds") to institutional and public investors in the PRC. The Bonds were offered for subscription by public investors in the PRC during the period from January 24, 2003 to February 17, 2003 and were fully subscribed. The Bonds issued are unconditionally and irrevocably guaranteed by the Zhejiang branch of China Construction Bank on a joint-liability basis with the Company.

The Company intends to use the proceeds from the issue of the Bonds to fund the construction work to widen certain sections of the Shanghai-Hangzhou-Ningbo Expressway. Up to the date of this report, net proceeds from the issue of the Bonds amounting to Rmb991,000,000 have been received by the Company.

43. COMPARATIVE AMOUNTS

As further explained in note 2, due to the adoption of certain new and revised SSAPs during the current year, the presentation of the financial statements and certain supporting notes have been revised to comply with the new requirements. Accordingly, certain comparative figures have been reclassified to conform with the current year's presentation.

44. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on March 4, 2003.

CORPORATE INFORMATION

EXECUTIVE DIRECTORS

Geng Xiaoping
Fang Yunti
Zhang Jingzhong
Xuan Daoguang

NON-EXECUTIVE DIRECTORS

Zhang Luyun
Zhang Yang

INDEPENDENT NON-EXECUTIVE DIRECTORS

Tung Chee Chen
Zhang Junsheng
Zhang Liping

SUPERVISORS

Ma Kehua
Fang Zhexing
Sun Xiaoxia
Zheng Qihua
Jiang Shaozhong

COMPANY SECRETARY

Zhang Jingzhong

AUTHORISED REPRESENTATIVES

Geng Xiaoping
Zhang Jingzhong

STATUTORY ADDRESS

19/F, Zhejiang World Trade Centre
15 Shuguang Road
Hangzhou City, Zhejiang Province
PRC 310007

Tel: 86-571-8798 5588
Fax: 86-571-8798 5599

REPRESENTATIVE OFFICE IN HONG KONG

Suite 2910
29/F, Bank of America Tower
12 Harcourt Road
Hong Kong

Tel: 852-2537 4295
Fax: 852-2537 4293

LEGAL ADVISERS

As to Hong Kong law:
Herbert Smith
23rd Floor, Gloucester Tower
11 Pedder Street, Central
Hong Kong

As to English and US law:
Herbert Smith
Exchange House
Primrose Street
London EC2A 2HS
United Kingdom

As to PRC law:
T & C Law Firm
18/F, Block A
100 Moganshan Road
Yaojiang International Building
Hangzhou, Zhejiang
PRC

AUDITORS AND REPORTING ACCOUNTANTS

Ernst & Young
Certified Public Accountants
15th Floor
Hutchison House
10 Harcourt Road, Central
Hong Kong

FINANCIAL ADVISOR & CORPORATE BROKER IN THE UNITED KINGDOM

Cazenove & Co. Ltd
12 Tokenhouse Yard
London EC2R 7AN
United Kingdom

PRINCIPAL BANKERS

Bank of China, Zhejiang Branch
Industrial and Commercial Bank of China, Zhejiang Branch
Agriculture Bank of China, Zhejiang Branch
Shanghai Pudong Development Bank, Hangzhou Branch

H SHARE REGISTRAR AND TRANSFER OFFICE

Hong Kong Registrars Limited
Room 1901-1905
19th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

H SHARES LISTING INFORMATION

The Stock Exchange of Hong Kong Limited
Code: 0576

London Stock Exchange plc
Code: ZHEH

ADRS INFORMATION

US Exchange: OTC
Symbol: ZHEXY
CUSIP: 98951A100
ADR: H Shares 1:30

LOCATION MAP OF EXPRESSWAYS OPERATED BY THE GROUP



JIANGSU PROVINCE
Suzhou
Tai Lake
Shanghai
PUDONG AIRPORT
SHANGHAI MUNICIPALITY
ZAJIASU EXPRESSWAY
Fengjing
Huzhou
Jiaxing
ANHUI PROVINCE
HANGHU EXPRESSWAY
HANGNING EXPRESSWAY
SHIDA ROAD
Hangzhou Bay
Hangzhou
Dajing
Qiantang River
XIAOSHAN AIRPORT
HANGZHOU RING ROAD
HANGYONG EXPRESSWAY
Guzhu
Zhoushan
Shaoxing
Shangyu
Ningbo
LISHE AIRPORT
SHANGSAN EXPRESSWAY
YONGTAIWEN EXPRESSWAY
Qiandao Lake
HANGJINQU EXPRESSWAY
Yiwu
Sanmen
ZHEJIANG PROVINCE
Jinhua
Quzhou
JIANGXI PROVINCE
JINLIWEN EXPRESSWAY
Jiao River
Taizhou
Lishui
Wenzhou
Ou River
FUJIAN PROVINCE
G104
G318
G320
G329
G330
G205
LEGEND
PROVINCIAL CAPITAL
MUNICIPAL CAPITAL
OTHER CITIES/TOWNS
AIRPORT
RIVER
SERVICE AREA
EXPRESSWAY UNDER CONSTRUCTION
EXPRESSWAY OPERATED BY THE GROUP
EXPRESSWAY OPERATED BY OTHERS
NATIONAL ROUTE
RAILWAY
PROVINCIAL BOUNDARY
THIS IS AN UNOFFICIAL MAP



.A SEA







財務顧問及英國法定券商

Cazenove & Co. Ltd
12 Tokenhouse Yard
London EC2R 7AN
United Kingdom

主要往來銀行

中國銀行浙江分行
中國工商銀行浙江分行
中國農業銀行浙江分行
上海浦東發展銀行杭州分行

H股股份過戶及登記處

香港證券登記有限公司
香港
皇后大道東183號
合和中心19樓
1901-1905室

H股上市資料

香港聯合交易所有限公司
代號：0576

倫敦證券股票交易所
代號：ZHEH

美國預託證券資料

美國交易所：櫃枱交易(OTC)
代碼：ZHEXY
CUSIP編號：98951A100
ADR：H股 1:30

執行董事

耿小平
方雲梯
章靖忠
宣道光

非執行董事

張魯芸
張楊

獨立非執行董事

董建成
張浚生
張利平

監事

馬克華
方哲形
呂凡
孫笑俠
鄭啟華
蔣紹忠

公司秘書

章靖忠

授權代表

耿小平
章靖忠

法定地址

中國
浙江省杭州市
曙光路15號
浙江世貿大廈19樓
(310007)

電話：86-571-8798 5588
傳真：86-571-8798 5599

香港辦事處

香港
夏慤道12號
美國銀行中心29樓
2910室

電話：852-2537 4295
傳真：852-2537 4293

法律顧問

香港法律：
史密夫律師事務所
香港
中環畢打街11號
告羅士打大廈23樓

英國及美國法律：
史密夫律師事務所
Exchange House
Primrose Street
London EC2A 2HS
United Kingdom

中國法律：
天冊律師事務所
中國
浙江杭州
莫干山路100號
耀江國際大廈
A座18層

核數師兼申報會計師

安永會計師事務所
執業會計師
香港
中環夏慤道10號
和記大廈
15樓

41. 關連人士交易

以下為本公司、其附屬公司及若干政府部門於該年內在日常業務過程中進行之主要關連交易概要。

根據重組協議，浙江省高等級公路投資有限公司已向本公司作出多項承諾，其中包括：不競爭承諾、稅項賠償保證及虧損(並未根據重組協議明確轉讓予本公司者)賠償保證，並已就違反協議所載任何聲明、保證及承諾作出一般賠償保證。

根據於2002年8月19日訂立之協議，本公司以總代價人民幣187,620,000元，向本公司最終控股公司交通投資集團購入上三公司6.625%之股本權益。

由於收購代價相當於少於本公司最近期刊發之經審核帳目所披露之有形資產淨值帳面值之3%，故根據上市規則無須經過股東批准。

於2002年，與本公司之聯營公司浙江高速石油發展有限公司(「石油公司」)訂立若干租賃協議。根據上述協議，集團向石油公司租賃六個油站。於2002年，本集團錄得來自石油公司人民幣6,550,000元之租金總額。

42. 結算日後事項

於2003年1月20日，本公司最終獲得中國國家計劃發展委員會之批准，於中國向機構及公眾投資者發行人民幣十億元之十年4.29厘企業債券(「債券」)。於2003年1月24日至2003年2月17日期間，債券於中國向公眾投資者提呈認購，並已全數獲得認購。債券由中國建設銀行之浙江分行與本公司根據共同責任基準無條件及不可撤回地發行。

本公司計劃利用來自發行債券之所得款項為拓寬滬杭甬高速公路若干路段之興建工程提供資金。截至本報告刊發日期，本公司取得來自發行債券之所得款項淨額達到人民幣991,000,000元。

43. 比較數字

誠如附註2進一步所述，由於本年內採納新增及經修訂會計實務準則，財務報表之呈列方式及若干附註已經修訂以遵守新規定。因此，若干比較數字已獲重新呈列，以符合本年度之呈報方式。

44. 財務報表之核准

本財務報表已經董事會於2003年3月4日核准准予刊發。

39. 經營租約安排

本集團及本公司根據經營租約安排租賃油站及電纜，經磋商之租約年期介乎五年至二十五年。

於2002年12月31日，本集團根據不可撤銷之經營租約於日後應付之最低租金總額如下：

	集團		公司	
	2002年 **人民幣千元**	2001年 人民幣千元	**2002年** **人民幣千元**	2001年 人民幣千元
一年內	**8,159**	3,590	**5,660**	1,090
第二至第五年，包括首尾兩年	**25,674**	13,850	**19,424**	5,099
五年以上	**33,397**	34,881	**33,397**	34,881
	67,230	52,321	**58,481**	41,070

40. 根據中國及香港會計準則編制之財務報表存在之差異

	除少數股東權益前純利 **於12月31日**		淨資產 **於12月31日**	
	2002年 **人民幣千元**	2001年 人民幣千元	**2002年** **人民幣千元**	2001年 人民幣千元
根據法定帳目所報	**1,070,902**	928,132	**9,601,256**	9,218,047
香港會計貿務準則之調整：				
(a) 商譽	**30,995**	37,170	**(179,290)**	(214,452)
(b) 就出售職員宿舍產生之預計虧損之撥備	**—**	4,626	**—**	—
(c) 認購款項之利息，已扣除遞延税項	**—**	760	**—**	—
(d) 折舊撥備，已扣除遞延税項	**(70,811)**	(77,039)	**(137,004)**	(74,656)
(e) 在註冊成立時之股本盈餘帳差異	**—**	—	**11,923**	11,923
(f) 可退還之所得税	**(22,745)**	10,186	**(3,686)**	19,059
(g) 短期證券投資按市價重列，已扣除遞延税項	**(1,971)**	(20,224)	**16,440**	18,287
(h) 應收貿易帳款及其他債項之壞帳撥備	**(1,439)**	(738)	**922**	2,187
(i) 減值虧損，已扣除遞延税項	**(12,076)**	(1,307)	**284**	6,443
(j) 於過往年度豁免之企業所得税款項	**—**	(10,064)	**—**	—
(k) 擬派末期股息	**—**	—	**390,880**	304,018
(l) 其他	**664**	68	**66**	(1,775)
在財務報表中重列	**993,519**	871,570	**9,701,791**	9,289,081

37. 承擔

(a) 於2003年3月4日，董事會批准一項截至2003年12月31日止年度有關路面罩面費用之預算，金額為人民幣1億4,140萬元。

(b) 資本承擔

	集團		公司	
	2002年 人民幣千元	2001年 人民幣千元	**2002年 人民幣千元**	2001年 人民幣千元
已訂約，惟未撥備：				
—興建高速公路	**177,730**	344,127	**63,775**	188,041
—購買機器設備	**37,423**	35,446	**10,719**	—
—建議投資於上三公司	**485,000**	542,600	**485,000**	542,600
—建議投資於嘉興公司	**—**	386,992	**—**	386,992
—興建新樓宇	**14,000**	—	**14,000**	—
—購買一間辦公室	**—**	5,720	**—**	5,720
	714,153	1,314,885	**573,494**	1,123,353
已批准，惟未訂約：				
—興建高速公路	**4,739,237**	1,274,740	**4,419,367**	945,592
	5,453,390	2,589,625	**4,992,861**	2,068,945

38. 或有負債

於結算日，於財務報表未予撥備之或有負債載列如下：

	集團		公司	
	2002年 人民幣千元	2001年 人民幣千元	**2002年 人民幣千元**	2001年 人民幣千元
就一間附屬公司發出有利於公司債券持有人而給予之擔保	**—**	—	**216,254**	208,694
就向下列各項貸款額度而給予之擔保：				
——一間附屬公司	**—**	—	**650,000**	565,000
——一間合營公司	**30,000**	30,000	**30,000**	30,000
	30,000	30,000	**896,254**	803,694

36. 綜合現金流量表附註

(a) 除税前溢利與來自經營業務之現金流入淨額之對帳：

	2002年 人民幣千元	2001年 人民幣千元
除税前溢利	**1,394,471**	1,235,540
佔一間共同控制實體業績	**(1,677)**	1,459
佔聯營公司業績	**(11,719)**	(12,396)
折舊	**223,748**	205,582
高速公路經營權之攤銷	**8,700**	8,700
攤銷商譽	**15,612**	1,043
撇銷壞帳	**794**	7,500
利息收入	**(17,063)**	(41,503)
利息開支	**163,224**	215,346
重估短期上市投資之未實現收益	**9,571**	12,559
滙兑收益，淨額	**(1,121)**	(53,172)
出售固定資產之虧損	**1,040**	4,313
一家附屬公司清盤之虧損	**205**	—
存貨之增加	**(966)**	(556)
貿易應收帳款減少／(增加)	**39,058**	(35,017)
按金及其他應收款之減少／(增加)	**(15,526)**	164,981
貿易應付帳款之減少增加／(減少)	**101,643**	(874)
應付控股公司款項之減少	**—**	(2,210)
應付有關連人士款項之減少	**—**	(80,153)
其他應繳税項之增加／(減少)	**(7,495)**	6,216
其他負債之增加／(減少)	**43,264**	(26,438)
應計款項之增加	**9,998**	3,018
應付一家聯營公司款項之增加(減少)	**(1,250)**	1,250
應付一共同控制實體款項之增加	**304**	551
已付利息	**(166,447)**	(260,878)
已付利得税	**(252,059)**	(276,904)
經營業務之現金流入淨額	**1,536,309**	1,077,957

(b) 一家附屬公司清盤：

	2002年 人民幣千元	2001年 人民幣千元
資產淨值：		
固定資產	**286**	—
現金及銀行結餘	**145**	—
存貨	**218**	—
其他應收款項	**1,186**	—
其他應付款項	**(1,579)**	—
少數股東權益	**(51)**	—
一家附屬公司清盤之虧損	**205**	—

誠如附註15所述，本公司之附屬公司高通公司已於年內清盤。這導致年內產生人民幣145,000元之現金流出。

高通公司對經營業務、投資活動及融資活動之現金流量並無重大影響。年內，該公司對本集團之綜合業績及除税後溢利並無重大影響。

35. 儲備(續)

根據中國公司法及有關公司之公司章程細則，本公司、附屬公司、聯營公司及合營公司(統稱「該等公司」)須提取除税後溢利(根據中國會計準則及適用於該等公司之規則而釐定)之10%作為法定盈餘公積金，直至該法定盈餘公積金達到該等公司註冊資本之50%，可不再提取。按照中國公司法及該等公司各自之公司組織章程細則所載列之若干規定，部分法定盈餘公積金可以轉增股本。

根據中國公司法，該等公司須按除税後溢利(根據中國會計準則及適用於該等公司之規則而釐定)的5%至10%提取法定公益金，該法定公益金為除該等公司清盤以外不可以分派之儲備金。法定公益金須用作員工福利設施之資本開支，而此等設施仍為該等公司之物業。

本公司之董事已建議分別提取人民幣93,498,000元(2001年：人民幣79,434,000元)法定盈餘公積金及人民幣46,749,000元(2001年：人民幣39,717,000元)之法定公益金，分別佔根據中國會計準則釐定本公司除税後溢利人民幣934,980,000元(2001年：人民幣794,343,000元)之10%(2001年：10%)及5%(2001年：5%)。

根據中國有關規定，股東可供分派之溢利金額乃以按中國會計準則或按公認會計準則釐定之金額兩者之較低者計算。

於2002年12月31日，在宣派建議末期股息前本公司可供以現金或其他形式分派之儲備約為人民幣500,667,000元(2001年：人民幣634,528,000元)。

於2002年12月31日，根據中國公司法，本公司有約人民幣3,638,229,000元(2001年：人民幣3,638,229,000元)列入本公司之股份溢價帳款項可供以資本化發行之形式分派。

35. 儲備

	股本溢價帳 人民幣千元	商譽儲備金 人民幣千元	法定盈餘公積金 人民幣千元	法定公益金 人民幣千元	留存溢利 人民幣千元	合計 人民幣千元
集團						
於2001年1月1日	3,645,082	(352,860)	285,031	128,002	609,747	4,315,002
佔一間聯營公司之股份溢價	644	—	—	—	—	644
中期股息—附註12	—	—	—	—	(130,293)	(130,293)
於該年度之純利	—	—	—	—	760,613	760,613
轉撥自／(入)儲備	—	—	130,267	62,762	(193,029)	—
擬派末期股息—附註12	—	—	—	—	(304,018)	(304,018)
於2001年12月31日及年初	3,645,726	(352,860)	415,298	190,764	743,020	4,641,948
中期股息—附註12	—	—	—	—	(173,724)	(173,724)
於該年度之純利	—	—	—	—	890,452	890,452
轉撥自／(入)儲備	—	—	118,517	62,747	(181,264)	—
擬派末期股息—附註12	—	—	—	—	(390,880)	(390,880)
於2002年12月31日	3,645,726	(352,860)	533,815	253,511	887,604	4,967,796
以下列項目保留之儲備：						
公司及附屬公司	3,645,082	(350,331)	524,041	246,993	878,273	4,944,058
共同控制實體	—	—	—	—	(9,591)	(9,591)
聯營公司	644	(2,529)	9,774	6,518	18,922	33,329
於2002年12月31日	3,645,726	(352,860)	533,815	253,511	887,604	4,967,796
公司及附屬公司	3,645,082	(350,331)	407,078	185,008	733,729	4,620,566
共同控制實體	—	—	—	—	(10,277)	(10,277)
聯營公司	644	(2,529)	8,220	5,756	19,568	31,659
於2001年12月31日	3,645,726	(352,860)	415,298	190,764	743,020	4,641,948
公司						
於2001年1月1日	3,645,082	—	172,974	86,487	339,302	4,243,845
中期股息—附註12	—	—	—	—	(130,293)	(130,293)
於該年度之純利	—	—	—	—	544,670	544,670
轉撥自／(入)儲備	—	—	79,434	39,717	(119,151)	—
擬派末期股息—附註12	—	—	—	—	(304,018)	(304,018)
於2001年12月31日及年初	3,645,082	—	252,408	126,204	330,510	4,354,204
中期股息—附註12	—	—	—	—	(173,724)	(173,724)
於該年度之純利	—	—	—	—	484,128	484,128
轉撥自／(入)儲備	—	—	93,498	46,749	(140,247)	—
擬派末期股息—附註12	—	—	—	—	(390,880)	(390,880)
於2002年12月31日	3,645,082	—	345,906	172,953	109,787	4,273,728

34. 股本

	2002年 股份數目	2001年 股份數目	2002年 人民幣千元	2001年 人民幣千元
已註冊、發行及繳足：				
每股面值人民幣1.00元之內資股	**2,909,260,000**	2,909,260,000	**2,909,260**	2,909,260
每股面值人民幣1.00元之H股	**1,433,854,500**	1,433,854,500	**1,433,855**	1,433,855
	4,343,114,500	4,343,114,500	**4,343,115**	4,343,115

內資股目前並無在任何證券交易所上市。

H股已自1997年5月15日起在香港聯合交易所有限公司上市，並於2000年5月5日獲准在倫敦證券交易所正式上市，同日開始買賣H股。

於2001年2月27日，本公司H股於交易所非正式受監管市場第二上市後，在柏林交易所開始買賣。

於2002年2月14日，經董事會及中國証監會批准後，美國證券及交易所宣佈本公司之美國預託證券證明、代表本公司預託H股之美國預託股份生效。

內資股與H股在分派股息及投票權方面享有同等權利。

30. 長期債券

	附註	集團 2002年 人民幣千元	集團 2001年 人民幣千元
長期債券		**200,000**	200,000
列作流動負債	28	**(200,000)**	—
		—	200,000

該等債券為無抵押、附有按年息3.78厘計算之利息且須於2003年到期時償還。

31. 應付關聯人士之款項

應付關聯人士之款項乃無抵押、免息且無固定還款期。

32. 應付控股公司之款項

應付控股公司(即「交通投資集團」)之款項為無抵押、免息且無固定還款期。

33. 遞延稅項

	附註	集團 2002年 人民幣千元	集團 2001年 人民幣千元	公司 2002年 人民幣千元	公司 2001年 人民幣千元
於1月1日		**131,533**	43,101	**62,261**	21,655
本年度稅項	8	**109,387**	88,432	**55,059**	40,606
於12月31日		**240,920**	131,533	**117,320**	62,261

本集團及本公司之遞延稅項，是由於根據會計實務準則編製該等財務報表之會計溢利與按中國法律及規定編製的應納稅之間出現差額所致。

本集團及本公司之遞延稅項撥備之主要成分如下：

	集團 2002年 人民幣千元	集團 2001年 人民幣千元	公司 2002年 人民幣千元	公司 2001年 人民幣千元
有價證券之重估	**3,158**	4,144	**4,249**	3,789
折舊免稅額	**238,318**	140,021	**113,071**	58,472
固定資產撇銷	**(556)**	(12,632)	**—**	—
	240,920	131,533	**117,320**	62,261

本集團及本公司並無重大潛在遞延稅項未有作出撥備。

27. 附息之銀行及其他借貸

	附註	集團 2002年 人民幣千元	集團 2001年 人民幣千元 重列	公司 2002年 人民幣千元	公司 2001年 人民幣千元 重列
銀行及其他借貸之即期部分	29	**1,681,553**	1,620,778	**895,000**	990,500

28. 須於一年內償還之長期債券

	集團 2002年 人民幣千元	集團 2001年 人民幣千元	公司 2002年 人民幣千元	公司 2001年 人民幣千元
長期債券	**200,000**	—	**—**	—

該等債券為無抵押、附有按年息3.78厘計算之利息且須於2003年到期時償還。

29. 附息之銀行及其他貸款

	附註	集團 2002年 人民幣千元	集團 2001年 人民幣千元	公司 2002年 人民幣千元	公司 2001年 人民幣千元
銀行貸款，無抵押		**1,875,000**	1,655,500	**1,075,000**	1,090,500
銀行貸款，有抵押		**—**	—	**150,000**	—
其他貸款，無抵押		**963,200**	1,173,509	**—**	—
		2,838,200	2,829,009	**1,225,000**	1,090,500
應於下列期間償還之 銀行貸款：					
一年內		**1,545,000**	1,510,500	**895,000**	990,500
第二年		**—**	130,000	**—**	100,000
第三至第五年（包括首尾兩年）		**330,000**	15,000	**330,000**	—
		1,875,000	1,655,500	**1,225,000**	1,090,500
應於下列期間償還之 其他貸款：					
一年內		**136,553**	110,278	**—**	—
第二年		**82,441**	76,524	**—**	—
第三至第五年（包括首尾兩年）		**268,623**	420,968	**—**	—
五年以上		**475,583**	565,739	**—**	—
		963,200	1,173,509	**—**	—
		2,838,200	2,829,009	**1,225,000**	1,090,500
列作流動負債之部分	27	**(1,681,553)**	(1,620,778)	**(895,000)**	(990,500)
長期部分		**1,156,647**	1,208,231	**330,000**	100,000

除本公司為人民幣150,000,000元之銀行貸款乃由附屬公司作出擔保外，其他銀行貸款乃為無抵押且按年息4.536厘至4.941厘計算利息。

其他貸款乃無抵押且按年息3.000厘至5.522厘計算利息。

23. 其他應收款

	集團		公司	
	2002年 **人民幣千元**	2001年 人民幣千元	**2002年** **人民幣千元**	2001年 人民幣千元
預付款項	**1,830**	30,808	**294**	30,028
按金及其他應收款	**126,842**	10,225	**42,730**	5,867
可退還之所得稅	**—**	22,745	**—**	22,745
	128,672	63,778	**43,024**	58,640

24. 現金及現金等價物

	集團		公司	
	2002年 **人民幣千元**	2001年 人民幣千元	**2002年** **人民幣千元**	2001年 人民幣千元
現金及銀行結餘	**562,463**	434,771	**182,830**	137,556
收購時原訂期限少於三個月之定期存款	**103,828**	305,155	**43,742**	137,824
收購時原訂期限超過三個月之定期存款	**282,779**	79,100	**131,387**	58,040
	949,070	819,026	**357,959**	333,420

25. 貿易應付帳款

於結算日按發票日期計算之貿易應付帳款之帳齡分析如下：

	集團		公司	
	2002年 **人民幣千元**	2001年 人民幣千元	**2002年** **人民幣千元**	2001年 人民幣千元
一年內	**200,181**	113,793	**158,859**	82,711
一至兩年	**4,863**	126,796	**2,778**	1,550
兩至三年	**1,901**	229	**1,004**	8
三年以上	**221**	—	**—**	—
	207,166	240,818	**162,641**	84,269

26. 其他應付款及應計款項

		集團		公司	
	附註	**2002年** **人民幣千元**	2001年 人民幣千元 重列	**2002年** **人民幣千元**	2001年 人民幣千元 重列
應計款項		**58,510**	42,566	**12,735**	10,814
其他負債		**141,695**	100,010	**96,976**	66,323
應付有關連人士之款項	31	**12,151**	12,151	**12,151**	12,151
應付控股公司之款項	32	**2,599**	2,599	**—**	—
		214,955	157,326	**121,862**	89,288

20. 長期應收帳款

	集團及公司	
	2002年 **人民幣千元**	2001年 人民幣千元
擬持有至到期之證券之應收利息	**—**	9,030

21. 商譽

因收購附屬公司產生之商譽金額於資產負債表中資本化為一項資產或確認入帳，載列如下：

	集團 人民幣千元
成本：	
於2002年1月1日	20,853
年內收購一間附屬公司之額外權益	102,600
於2002年12月31日	123,453
累計攤銷：	
於2002年1月1日	1,043
年內作出撥備	15,612
於2002年12月31日	16,655
帳面淨值：	
於2002年12月31日	106,798
於2001年12月31日	19,810

本集團所採納之會計實務準則第30號允許於2001年1月1日前因收購產生之商譽及負商譽分別可仍於儲備中撇銷或進帳入股本儲備。

於2002年12月31日，於收購附屬公司產生仍於儲備中撇銷之商譽金額為人民幣352,860,000元。商譽金額以過往年度產生之成本列帳。

22. 貿易應收帳款

於結算日按發票日期計算之貿易應收帳款之帳齡分析如下：

	集團		公司	
	2002年 **人民幣千元**	2001年 人民幣千元	**2002年** **人民幣千元**	2001年 人民幣千元
一年內	**11,720**	44,918	**5,244**	44,895
一至兩年	**2,647**	9,301	**2,647**	9,301
	14,367	54,219	**7,891**	54,196

18. 高速公路經營權

	集團 人民幣千元	公司 人民幣千元
成本：		
於2002年1月1日及2002年12月31日	261,000	208,000
累計攤銷：		
於2002年1月1日	37,655	32,356
於年內撥備	8,700	6,934
於2002年12月31日	46,355	39,290
帳面淨值：		
於2002年12月31日	214,645	168,710
於2001年12月31日	223,345	175,644

19. 投資

長期投資

	集團		公司	
	2002年 人民幣千元	2001年 人民幣千元	**2002年 人民幣千元**	2001年 人民幣千元
擬持有至到期之證券，攤銷成本值	**—**	30,000	**—**	30,000
非上市股權投資，成本值	**3,644**	8,650	**—**	—
	3,644	38,650	**—**	30,000
非上市股權投資減價撥備	**(777)**	(5,783)	**—**	—
	2,867	32,867	**—**	30,000

短期投資

	集團		公司	
	2002年 人民幣千元	2001年 人民幣千元	**2002年 人民幣千元**	2001年 人民幣千元
於中國上市，攤銷成本值				
一持有至到期之證券	**30,000**	—	**30,000**	—
於中國上市，市值				
一國債	**726,764**	733,724	**504,104**	562,848
一可轉換債券	**—**	160,614	**—**	101,078
一封閉性證券投資基金	**51,754**	97,810	**18,169**	51,950
一開放式證券投資基金	**—**	20,038	**—**	—
一企業債券	**10,000**	—	**—**	—
一股本權益	**39,596**	—	**17,514**	—
	828,114	1,012,186	**539,787**	715,876
	858,114	1,012,186	**569,787**	715,876

本集團及本公司之短期投資於該等財務報表獲批准之日之市值分別約為人民幣841,662,000元及人民幣547,191,000元。

16. 於合營公司之權益

	集團		公司	
	2002年 人民幣千元	2001年 人民幣千元	**2002年 人民幣千元**	2001年 人民幣千元
非上市股份，成本值	**—**	—	**65,000**	65,000
應佔商譽以外之淨資產	**55,409**	54,723	**—**	—
應付合營公司帳款	**(945)**	(641)	**(945)**	(641)
	54,464	54,082	**64,055**	64,359

應付合營公司之款項乃無抵押、免息及並無固定還款期。

由本公司直接持有之合營公司之詳情如下：

名稱	業務結構	註冊及經營地點	以下各項之百分比：所有權權益	投票權	溢利分享	主要業務
杭州石大公路有限公司	公司	中國	50	50	50	興建及經營石橋至大井公路

17. 於聯營公司之權益

	集團		公司	
	2002年 人民幣千元	2001年 人民幣千元	**2002年 人民幣千元**	2001年 人民幣千元
非上市股份，成本值	**—**	—	**126,500**	126,500
應佔商譽以外之淨資產	**159,829**	158,159	**—**	—
應付聯營公司金額	**—**	(1,250)	**—**	—
	159,829	156,909	**126,500**	126,500

應付聯營公司之款項乃無抵押、免息且無固定還款期。

於2002年12月31日，本集團應佔聯營公司收購後之累計儲備為人民幣33,329,000元（2001年：人民幣31,659,000元）。

本公司直接持有之聯營公司之詳情如下：

名稱	業務結構	註冊及經營地點	應佔權益百分比 2001年	2000年	主要業務
浙江高速石油發展有限公司	公司	中國	**50**	50	興建及經營加油站及出售石油產品
中恒世紀科技實業股份有限公司	公司	中國	**27.58**	27.58	在中國提供物流服務及防偽系統

上述聯營公司之財務報表乃與本集團之財務報表處於同一範圍。綜合財務報表已就聯營公司與集團成員公司之間之重大交易作出調整。

15. 於附屬公司之權益

	公司	
	2002年 人民幣千元	2001年 人民幣千元
非掛牌股份，成本值	**4,338,486**	3,648,673
應收附屬公司之款項	**4,587**	2,375
應付附屬公司之款項	**(215,779)**	(34,000)
	4,127,294	3,617,048

應收／應付附屬公司之款項均無抵押、免息且無固定還款期。

本公司之附屬公司(均為直接持有)之詳情如下：

附屬公司名稱	**註冊日期及地點**	**註冊資本人民幣**	**本公司應佔股權百分比**	**主要業務**
浙江余杭高速公路有限責任公司(「余杭公司」)	附註1	75,223,000	51	興建及管理滬杭高速公路余杭段
浙江嘉興高速公路有限責任公司(「嘉興公司」)	附註2	1,859,200,000	99.993	興建及管理滬杭高速公路嘉興段
浙江上三高速公路有限公司(「上三公司」)	附註3	2,400,000,000	71.625	興建及管理上三高速公路
浙江高速廣告有限責任公司(「廣告公司」)	附註4	1,000,000	70	廣告
浙江高通石材開發有限公司(「高通公司」)	附註5	5,000,000	80	製造、設計及銷售石材及石礦物料

附註1. 余杭公司於1994年6月7日在中國註冊成立為股份有限公司，其後於1996年11月28日以現有名稱重組為有限責任公司。

附註2. 嘉興公司於1994年6月30日在中國註冊成立為股份有限公司，其後於1996年11月29日以現有名稱重組為有限責任公司。

附註3. 上三公司於1998年1月1日在中國註冊成立為有限責任公司。

附註4. 廣告公司於1998年6月1日在中國註冊成立為有限責任公司。

附註5. 高通公司已於年內清盤。

本公司所有附屬公司均位於中國境內。

14. 固定資產

	土地 人民幣千元	高速公路及橋樑 人民幣千元	收費站及附屬設施 人民幣千元	通訊及訊號設備 人民幣千元	汽車 人民幣千元	機器及設備 人民幣千元	在建工程 人民幣千元	合計 人民幣千元
集團								
成本：								
於年初：	527,628	11,182,630	371,598	139,788	77,931	93,362	296,967	12,689,904
一間附屬公司清盤	—	—	—	—	—	(350)	—	(350)
添置	4,182	3,113	35,435	6,808	3,687	6,011	152,453	211,689
轉撥	—	19,370	6,202	56,110	14,304	5,767	(101,753)	—
撇銷	—	(44,160)	—	—	—	—	—	(44,160)
出售	—	—	(3,691)	(30)	(170)	(403)	(243)	(4,537)
於2002年12月31日	531,810	11,160,953	409,544	202,676	95,752	104,387	347,424	12,852,546
累計折舊及減值：								
於年初	70,929	462,634	26,305	36,438	32,789	29,797	—	658,892
一間附屬公司清盤	—	—	—	—	—	(64)	—	(64)
年內撥備	17,604	142,570	13,487	25,854	11,915	12,318	—	223,748
撇銷	—	(44,160)	—	—	—	—	—	(44,160)
出售	—	—	(471)	(11)	(165)	(209)	—	(856)
於2002年12月31日	88,533	561,044	39,321	62,281	44,539	41,842	—	837,560
帳面淨值：								
於2002年12月31日	443,277	10,599,909	370,223	140,395	51,213	62,545	347,424	12,014,986
於2001年12月31日	456,699	10,719,996	345,293	103,350	45,142	63,565	296,967	12,031,012
公司								
成本：								
於2002年1月1日	350,384	4,712,616	110,017	119,477	51,575	53,648	223,102	5,620,819
增加	—	—	35,956	1,318	2,784	1,888	75,739	117,685
轉撥	—	—	1,021	—	—	—	(1,021)	—
出售	—	—	—	(30)	(170)	(126)	(69)	(395)
於2002年12月31日	350,384	4,712,616	146,994	120,765	54,189	55,410	297,751	5,738,109
累計折舊：								
於2002年1月1日	52,998	270,658	12,523	34,870	27,352	19,432	—	417,833
該年內撥備	11,667	68,090	4,830	14,600	6,000	7,234	—	112,471
出售	—	—	—	(6)	(165)	(107)	—	(278)
於2002年12月31日	64,665	338,748	17,353	49,464	33,187	26,609	—	530,026
帳面淨值：								
於2002年12月31日	285,719	4,373,868	129,641	71,301	21,002	28,801	297,751	5,208,083
於2001年12月31日	297,386	4,441,958	97,494	84,607	24,223	34,216	223,102	5,202,986

固定資產主要位於中國境內。

上述之本集團土地乃根據長期租約持有。

11. 五位最高薪之僱員

	2002年 人民幣千元	2001年 人民幣千元
薪金、津貼及實物利益	**1,614**	1,394
已付及應付花紅	**662**	598
退休金計劃供款	**11**	11
	2,287	2,003

年內五名最高薪之僱員包括四名(2001年：四名)董事，其薪酬詳情載於上文附註10，以及一名非董事僱員，其年內之薪酬少於港幣1,000,000元。

12. 股息

	2002年	2001年	2002年	2001年
	每股普通股			
	人民幣	人民幣	人民幣	人民幣
中期股息	**0.04**	0.03	**173,724**	130,293
建議末期股息	**0.09**	0.07	**390,880**	304,018
	0.13	0.10	**564,604**	434,311

年內建議末期股息須經本公司股東於來屆股東週年大會上批准。

13. 每股盈利

每股基本盈利乃按年內股東應佔來自日常業務的純利計人民幣8億9,045萬元(2001年：人民幣7億6,061萬元)及該年內已發行股份4,343,114,500股(2001年：4,343,114,500股)計算。

由於該年度內並無產生任何攤薄事項，故此截至2002年及2001年12月31日止年度的每股攤薄盈利並無予以計算。

9. 股東應佔來自日常業務純利

列於本公司財務報表截至2002年12月31日止年度之股東應佔來自日常業務純利為人民幣484,128,000元(2001年：人民幣544,670,000元)。

10. 董事及監事酬金

根據上市規則及香港公司條例第161條所披露之董事及監事酬金如下；

	2002年 人民幣千元	2001年 人民幣千元
袍金	—	—
其他報酬：		
薪金、津貼及實物利益	1,784	1,641
已付及應付花紅	608	552
退休金計劃供款	9	9
	2,401	2,202

上述薪金、津貼及實物利益中包括應付三名獨立非執行董事分別港幣152,000元(2001年：港幣150,000元)、港幣150,000元(2001年：150,000元)及人民幣36,000元(2001年：人民幣20,000元)。年內，獨立非執行董事概無獲支付任何其他酬金(2001 年：無)。

董事及監事之酬金乃介乎下列範圍：

	董事及監事人數	
	2002年	2001年
零至港幣1,000,000元	10	9

年內概無訂立有關董事及監事放棄或同意放棄任何酬金之安排。

8. 税項

由於本集團於年內在香港無應課税溢利，故並無就香港利得税作出準備。

本集團須就應課税收入(按中國法律及制度編制財務報表之應納税所得額計算)的33%繳納企業所得税(「企業所得税」)。

	附註	**2002年 人民幣千元**	2001年 人民幣千元
集團：			
應計税項		**367,997**	327,718
已退／可退税項		**(79,133)**	(68,791)
		288,864	258,927
遞延税項	33	**109,387**	88,432
應佔聯營公司税項		**5,004**	17,528
應佔聯營公司遞延税項		**(3,294)**	(1,951)
應佔合營公司遞延税項		**991**	1,034
當年税項		**400,952**	363,970

年內，經浙江省税務局批准，本公司其中一間附屬公司浙江上三高速公路有限公司(「上三公司」)乃合乎資格列入有關國家税務規則所界定「安置城鎮待業人員的勞動就業服務企業」類別的情況，獲准減免2001年度應交所得税之50%，計人民幣1,674.9萬元。另外，本年度，根據嘉興市財政局發出的批文，嘉興公司收到2000年第四季度至2001年度期間應課税收入之財政返還計人民幣7,129萬元。

根據浙江省人民政府於1997年發出的指示，本公司支付給浙江税務局之企業所得税，將有權獲得數額相等於應課税收入之18%的財政返還。根據財政部2000年10月13日發出之指示，本公司有權獲得的税收返還，直至2001年12月31日為止。由於華建交通經濟開發中心(「華建」)(招商局集團下屬之國有企業)成為本公司之大股東，本公司已付之企業所得税已分為國家部分及浙江部分。2001年度，已付之企業所得税總額中之國家部分(即根據財政部發出之有關法規所計算的華建之內資股總額之部分(即16.39%))不再享有由浙江省人民政府批准之18%返還。

然而，國務院於2001年12月31日發出指示，自2002年1月1日開始，所有公司繳付之企業所得税分為國家和地方兩部分，當年國家與地方五五分成。因2001年第四季度所得税在2002年第一季度繳納，因此，本公司於本年度獲得數額相等於2001年第四季度應課税收入之9%的返還，有關去年多確認的退税部分計人民幣890.6萬元已計入2002年的税項開支。

本年度概無任何重大尚未撥備之遞延税項(2001年：無)。

6. 經營業務溢利

本集團經營業務溢利乃經扣除／(貸記)下列各項後得出：

	2002年 人民幣千元	2001年 人民幣千元
折舊	**223,748**	205,582
於土地及樓宇之經營租約租金	**902**	1,364
核數師酬金	**1,975**	3,709
員工成本：		
工資及薪酬	**86,733**	75,773
退休金供款	**6,534**	6,900
高速公路經營權之攤銷*	**8,700**	8,700
商譽之攤銷**	**15,612**	1,043
撇銷壞帳	**794**	7,500
一家附屬公司清盤之虧損	**205**	—
出售固定資產之虧損	**1,040**	4,313
重估短期上市投資之未實現收益	**9,571**	12,559
租金淨收入	**(14,457)**	(6,726)
滙兑收益，淨額	**(1,121)**	(53,172)
利息收入	**(17,063)**	(41,503)
投資之收入	**(18,448)**	(105,522)

* 年內，高速公路經營權之攤銷按帳面計算於損益表中列作行政開支。

** 年內，商譽之攤銷按帳面計算於損益表中列作其他經營開支。

7. 融資成本

	2002年 人民幣千元	2001年 人民幣千元
須於五年內悉數償還之銀行貸款及其他貸款之利息	**137,420**	188,400
其他貸款之利息	**26,279**	29,645
利息總額	**163,699**	218,045
減：資本化利息	**(475)**	(2,699)
	163,224	215,346

5. 營業額及收益

營業額主要為經營高速公路之通行費收入、所提供之廣告服務價值及所提供之道路維修養護服務價值扣減相關收入稅項得出。

營業額及收益之分析如下：

	2002年 人民幣千元	2001年 人民幣千元
通行費收入	**2,184,197**	1,756,265
廣告收入	**27,742**	22,462
道路維修養護收入	**1,704**	4,649
其他	**73,043**	34,465
	2,286,686	1,817,841
減：收益稅項	**(118,608)**	(95,324)
營業額	**2,168,078**	1,722,517
投資之收入	**18,448**	105,522
利息收入	**17,063**	41,503
租金收入	**14,457**	6,726
拖車收入	**10,192**	8,278
淨外滙收益	**1,121**	53,172
其他	**5,176**	1,489
其他收益	**66,457**	216,690
	2,234,535	1,939,207

本公司及其附屬公司須按通行費收入5%的營業稅，繳付其他服務收入需按3%至5%徵收營業稅(「營業稅」)。此外，附屬公司均須繳付下列各種收入稅及附加稅：

- 城市維護建設稅，按營業稅1%-7%徵收；
- 教育費附加費，按營業稅3.5%-4%徵收；及
- 文化教育基金，按廣告收入3%徵收。

4. 分類資料（續）

集團	通行費		廣告		道路維修保養		配套業務		綜合	
	2002年	2001年	**2002年**	2001年	**2002年**	2001年	**2002年**	2001年	**2002年**	2001年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元	**人民幣千元**	人民幣千元	**人民幣千元**	人民幣千元	**人民幣千元**	人民幣千元
分類收益：										
營業額	**2,069,060**	1,663,362	**26,217**	21,190	**1,670**	4,617	**71,131**	33,348	**2,168,078**	1,722,517
其他收益	**57,623**	209,319	**2,955**	72	**2,374**	3,511	**3,505**	3,788	**66,457**	216,690
收益總額	**2,126,683**	1,872,681	**29,172**	21,262	**4,044**	8,128	**74,636**	37,136	**2,234,535**	1,939,207
分類業績	**1,518,584**	1,425,341	**11,941**	11,084	**(683)**	(976)	**14,457**	4,500	**1,544,299**	1,439,949
融資成本									**(163,224)**	(215,346)
佔聯營公司溢利	**—**	—	**—**	—	**—**	—	**11,719**	12,396	**11,719**	12,396
佔一間共同控制實體溢利／(虧損)	**1,677**	(1,459)	**—**	—	**—**	—	**—**	—	**1,677**	(1,459)
除稅前溢利									**1,394,471**	1,235,540
稅項									**(400,952)**	(363,970)
除少數股東損益前溢利									**993,519**	871,570
少數股東損益									**(103,067)**	(110,957)
股東應佔日常業務純利									**890,452**	760,613
分類資產	**14,039,204**	14,089,709	**25,717**	24,947	**45,960**	42,225	**73,862**	89,856	**14,184,743**	14,246,737
於聯營公司權益	**—**	—	**—**	—	**—**	—	**159,829**	156,909	**159,829**	156,909
於一間共同控制實體權益	**54,464**	54,082	**—**	—	**—**	—	**—**	—	**54,464**	54,082
商譽	**106,798**	19,810	**—**	—	**—**	—	**—**	—	**106,798**	19,810
資產總值	**14,200,466**	14,163,601	**25,717**	24,947	**45,960**	42,225	**233,691**	246,765	**14,505,834**	14,477,538
分類負債	**3,537,924**	3,514,937	**4,590**	5,416	**10,615**	6,132	**32,205**	27,810	**3,585,334**	3,554,295
遞延稅項	**240,920**	131,533	**—**	—	**—**	—	**—**	—	**240,920**	131,533
負債總值	**3,778,844**	3,646,470	**4,590**	5,416	**10,615**	6,132	**32,205**	27,810	**3,826,254**	3,685,828
其他分類資料										
資本支出	**200,014**	546,401	**7,884**	7,975	**2,336**	1,190	**1,455**	187	**211,689**	555,753
折舊及攤銷	**239,282**	208,142	**2,240**	1,692	**3,832**	4,398	**2,706**	1,093	**248,060**	215,325
撇銷壞帳	**794**	7,500	**—**	—	**—**	—	**—**	—	**794**	7,500

3. 主要會計政策概要(續)

關聯團體

當一方可直接或間接控制另一方，或可對另一方的財務及營運決策發揮重大影響力，則彼等被視作關聯團體。倘兩方同受同一來源控制或重大影響，亦被視作關聯團體。關聯團體可以是個人或法人團體。

現金等價物

就綜合現金流量表而言，現金等價物指可即時兑換已知數額之現金，且於購入後三個月內到期之短期高流量投資。就資產負債表分類而言，現金等價物乃性質類似現金之資產，使用並未受到限制。

4. 分類資料

根據本集團之內部財務呈報，本集團已決定業務分類為其主要呈報方式。年內，本集團之全部營業額及來自經營業務溢利之貢獻均來自中國浙江省。因此，按地區劃分之營業額及來自經營業務溢利之貢獻之進一步分析不予呈列。

業務分類

本集團之經營業務根據所提供服務性質而獨立組織及管理，且各類別指服務於不同市場之策略性業務：

- 通行費業務指高等級公路之設計、興建、經營及管理，及收取高速公路之通行費。

- 廣告業務指高速公路沿途廣告招牌之設計及租金。

- 道路維修保養指高速公路及道路之保養，包括清潔道路表面、路線小型維修、清潔溝渠、除草、林木，及為第三者提供樓宇、設備及設施之保養服務。

- 配套業務主要指銷售食品、經營食肆、汽車服務及加油站。

3. 主要會計政策概要(續)

外幣交易

本公司及其附屬公司之財務記錄乃以人民幣為本位幣，財務報表亦以人民幣列帳。

外幣交易均按交易日之適用滙率入帳。於結算日以外幣結算之貨幣性資產與負債按該日之適用滙率入帳。滙兑損益於損益表中處理，除非該等滙兑損益乃與興建高速公路及橋樑提供融資有關，在此情況下則會作為利息成本之調整予以資本化。

借貸成本之資本化

當興建高速公路、隧道及橋樑所直接產生之借貸成本有可能為本集團帶來經濟利益及該等成本能夠可靠地計算時，則會將該等資產之部分成本資本化。其他借貸成本則於彼等產生期間確認作為一項支出。

借貸成本資本化之數額乃為該期間內指定用作建造高速公路、隧道及橋樑之用而借取之資金所產生之實際借貸成本扣除該等借款作暫時性投資所得之任何投資收入。

當高速公路路段之建築工程絕大部分已竣工，及高速公路投入收費營運時，特為建造該等高速公路路段而借取之資金所產生之借貸成本將停止資本化。

經營租約

凡將資產所有權絕大部分之回報及風險由租賃公司承擔之租約歸作經營租約。適用於該等經營租約之租金乃按直線法於租賃年期內在收入報表內扣除。

存貨

存貨按成本值或可變現淨值較低值列帳。成本是按加權平均法計算。可變現淨值乃根據估計售價扣除預計因完成出售而引致之估計成本計算。

股息

董事建議派發之中期及末期股息乃列作資產負債表之資本及儲備項下一項留存溢利的單獨分配，直至獲股東於股東大會上批准為止。當股東批准及宣派該等股息時，彼等乃被確認作負債。

3. 主要會計政策概要(續)

短期投資

短期投資乃持作買賣之證券之投資，並以彼等於結算日所報市價作為彼等之個別公允價值之作價基礎入帳。因證券之公平值發生變動之收益或虧損乃計入產生當期之溢利表內或自溢利表中扣除。

收入之確認

在本集團獲得有關收入之經濟利益且有可靠之方法計算收入之數額時，收入將按下列基準確認：

(a) 通行費收入於收訖時予以確認並扣除任何適用之收入稅；

(b) 貨品銷售時，於所有有權相關的絕大部分風險及回報已轉歸予買方，而本集團並無保留與擁有權有關之管理權或已售貨品之有效控制權；

(c) 提供服務時，根據交易之進度計算，惟有關服務、所涉及之收入及成本及大致完成之估計成本須能夠以可靠之方法計算。有關提供服務之交易之完成進度乃參照直至結算時所涉及之成本及交易所涉及之成本總額而釐定；

(d) 租金收入，按租約年期之時間比例基準計算；

(e) 利息收入乃按時間比律(並考慮未償還本金及適用實際利率)予以確認；及

(f) 股息，於股東收取款項之權利確立時確認。

稅項

就財務報表而言，中國企業所得稅乃根據收入按適用於中國企業之稅率作出準備。該收入已根據現行中國所得稅法例、慣例及詮釋就毋須繳稅之收益及不可扣稅之開支作出調整。

遞延稅項乃採用負債法就一切重大時間性差異並將於可見之將來可能出現之負債作出準備。除非遞延稅項資產能毫無疑問變現，否則不會予以確認。

3. 主要會計政策概要(續)

資產減值

任何資產是否有減值跡象，或於過往年度曾被確認之資產減值虧損是否有跡象顯示其不再存在或已減少，會於每個結算日作出評估。倘有任何該等跡象出現，則對資產之可收回金額予以評估。資產之可收回金額乃按資產之可使用值或其銷售淨價兩者中之較高者計算。

只有在一項資產的賬面值超出其可收回金額時，才會於賬內確認其減值虧損。減值虧損會於產生的期間在收入表中扣除，除非資產的賬面值按重估值列賬，在這情況下，減值虧損會按適用於重估資產的會計政策計算。

一項於過往年度確認的減值虧損，只有在當時用以決定該項資產可收回金額的估計發生改變時，方可撥回，惟撥回的金額不可超出倘若之前的減值虧損並未作出的帳面淨值(扣除任何折舊／攤銷)。

除非該資產是按重估所列示，其減值虧損的撥回是按有關該項重估資產相應的會計政策而計入。否則，減值虧損的撥回是於發生當時計入當期的溢利帳目。

高速公路經營權

高速公路經營權指經營高速公路之權利，乃按成本值減累計攤銷及任何減值虧損列帳。

攤銷乃按直線法於本公司及其附屬公司獲授高速公路經營權之期限內作出撥備。

長期投資

長期投資乃擬長期持有之上市及非上市證券之非買賣投資。

持有至到期之證券乃就個別投資項目按成本值加或減購買價與到期金額之間之差額之累積攤銷，減任何減值虧損撥備入帳。撥備乃即時被確認作費用。因出售持有至到期證券產生之溢利或虧損乃於出售產生之期間，以出售所得款項淨額與投資帳面值之間之差額入帳。

非掛牌股份投資乃就個別投資項目按成本值減任何減值虧損撥備入帳。撥備乃即時被確認作費用。因出售非上市證券產生之溢利或虧損乃於出售產生之期間，以出售所得款項淨額與證券之帳面值之間之差額入帳。

3. 主要會計政策概要(續)

固定資產及折舊

固定資產(在建工程除外)乃按成本值減累計折舊及任何減值虧損列帳。資產成本指資產之購價、轉撥自在建工程的成本及促使資產達到運作之狀況及位置以作其設定用途而產生之任何直接應計成本。固定資產開始運作後，應計支出如維修保養及大修費用，一般於產生時在收入報表中扣除。若在可清楚顯示該等費用能引致未來使用有形固定資產時預期會帶來經濟利益增加之情況下，該等費用則會資本化，作為有形固定資產之附加成本。

高速公路及橋樑之折舊乃按償債基金法計提，以每年平均6.11%至8.77%的複合年率計算每年折舊額，累計折舊額將於高速公路三十年特許期限屆滿時相等於高速公路及橋樑之總成本。

土地攤銷是按直線法分三十年(即高速公路特許權期限)攤銷其土地使用權價值。

除高速公路、橋樑及土地外，固定資產之折舊乃按估計可使用年限以直線法攤銷其成本減其估計殘值(為成本之3%)。有關之主要年折舊率列示如下：

	估計 可使用年限	年折舊率
收費站及配套設施	30年	3.2%
通訊及訊號設備	10年	9.7%
汽車	8年	12.1%
機器及設備	5-8年	12.1-19.4%

因固定資產出售或報廢而產生並於溢利表中確認之損益乃指有關資產之出售所得款項淨額與其帳面值之差額。

在建工程

在建工程乃指興建高速公路及橋樑所產生之成本，乃按成本減任何減值虧損入帳，並無折舊。成本包括於興建、安裝及測試期間內產生之興建直接成本及有關借貸資金之資本化借款成本。在建工程乃於完成及可供使用時重列作固定資產。

3. 主要會計政策概要(續)

聯營公司

聯營公司乃一間企業而非為一間附屬公司或合營公司，其中本集團擁有一般不少於20%股本投票權之長期權益並有權行使重大影響力。

本集團應佔聯營公司於收購後之業績及儲備分別載於綜合溢利表及綜合儲備內。本集團在聯營公司之權益，以成本值減任何減值虧損列帳。

聯營公司之業績乃計入本公司溢利表之已收及應收股息內。本公司於聯營公司之權益乃視被作長期資產，並按成本值減任何減值虧損入帳。

商譽

因收購附屬公司、聯營公司及共同控制實體產生之商譽乃指收購成本較本集團於收購日期購入之可分辨資產與負債所佔之公允價值多出之差額。

收購產生之商譽乃於綜合資產負債表內確認的資產，並以直線法按其估計可使用年期十年攤銷。倘為聯營公司及共同控制實體，任何未攤銷商譽乃計入帳面值，而非列作綜合資產負債表之個別分辨之資產。

於2001年1月1日前，收購產生之商譽乃於收購當年於綜合儲備內抵銷。隨着會計實務準則第30號生效，本集團採納會計實務準則第30號之過渡性條文，准許於2001年1月1月前發生因收購產生之商譽維持於綜合儲備內抵銷。

於出售附屬公司、聯營公司及共同控制實體時，出售之收益或虧損乃經參考出售日期之資產淨值而計算，包括仍未攤銷之商譽及任何有關儲備(倘適用)之應佔款項。於收購時先前已於綜合儲備內抵銷之任何應佔商譽乃被撥回及計入出售之收益或虧損。

商譽之帳面值(包括仍於綜合儲備內抵銷之商譽)乃每年予以審閱，並於認為有需要時作出減值。除非減值虧損是由一項特定性質的外部事件而產生，而該外部事件預計不會再發生，且之後發生的外部事件導致了先前事件的影響被沖回，否則先前確認之商譽減值虧損並不會撥回。

3. 主要會計政策概要

編制基準

本財務報告乃根據香港會計實務準則、香港公認會計原則及香港公司條例之披露規定而編製。彼等已根據歷史成本之計價慣例並考慮於下文作詳細解釋之證券投資之計價方法而編製。

綜合帳項基準

綜合財務報表包括本公司及其附屬公司截至2002年12月31日止年度之經審核財務報表。於年內被收購或出售之附屬公司之經營成果分別從其被收購或出售之日起計入綜合財務報表。所有重要的內部往來交易事項及結餘在合併時予以抵銷。

附屬公司

附屬公司為一間由本公司直接或間接控制其財務及營運政策，致使可從其業務中獲利之公司。

於附屬公司之權益乃按成本值減任何減值虧損入帳。

共同控制實體

共同控制實體為一間須受共同控制之合營公司，任何參與方對共同控制實體之經濟活動並無單方面之控制權。

本集團於共同控制實體收購後產生之業績及儲備中所佔的份額已分別載於綜合溢利表及綜合儲備內。本集團於共同控制實體之權益乃根據權益會計法按本集團應佔淨資產減任何減值虧損列於綜合資產負債表中。

共同控制實體之業績只有本公司收到或應收的股息有計入本公司溢利表中之已收及可收股息中。本公司於共同控制實體之權益乃被視為長期資產，並按成本值減任何減值虧損列帳。

2. 新／經修訂會計實務準則（「會計實務準則」）之影響

以下近期發出及經修訂之會計實務準則已被採納並首次使用於編製本年度之綜合財務報表：

會計實務準則第1號（經修訂）	:	「財務報表之呈列」
會計實務準則第11號（經修訂）	:	「外幣換算」
會計實務準則第15號（經修訂）	:	「現金流量表」
會計實務準則第33號	:	「終止業務」
會計實務準則第34號	:	「僱員福利」

該等會計實務準則規定新會計衡量及披露常規。此等會計實務準則對本集團財務報表之會計政策及披露數額有重要影響並概述如下：

會計實務準則第1號（經修訂）規定財務報表呈列之基準及列出內容結構及最低要求之指引。該會計實務準則經修訂後之主要影響為以現載於第47頁之綜合權益變動表概要取代以往之綜合確認盈虧結算表。

會計實務準則第11號（經修訂）規定財務報表內外幣交易換算之基準。該會計實務準則經修訂後之主要影響為海外附屬公司之損益表以本年度之加權平均滙率換算，而非以往之要求以結算日適用之滙率換算。由於本公司並無海外附屬公司，故採納該會計實務準則對財務報表並無重大影響。

會計實務準則第15號（經修訂）規定現金流量表之編排格式。該會計實務準則經修訂後之主要影響為現金流量現以三個標題呈列，即經營業務之現金流量、投資活動之現金流量及融資活動之現金流量，而非以往之五個標題。載於財務報表第48頁之現金流量表及有關附註之編排格式已根據新規定修訂。

會計實務準則第33號規定滙報有關正終止／已終止經營業務之資料之基準。採納該會計實務準則對財務報表並無重大影響。

會計實務準則第34號規定適用於僱員福利之確認及衡量標準，及所須之披露。以往採納之僱員福利之會計處理方法不會因採納該會計實務準則而須作出改變。

1. 公司資料

浙江滬杭甬高速公路股份有限公司於1997年3月1日成立。本公司之H股(「H股」)其後於1997年5月15日在香港聯合交易所有限公司(「聯交所」)上市。

本公司全部H股已獲英國上市機構批准正式上市(「正式上市」)。H股於2000年5月5日開始在倫敦股票交易所買賣。

於2000年7月18日，在獲得中華人民共和國(「中國」)對外經濟貿易合作部批准後，本公司將其營業登記改為中外合資股份有限公司。

於2001年2月27日，本公司之H股於證券交易所非正式受監管市場第二上市後在柏林證券交易所買賣。

於2002年2月14日，美國證券交易委員會於董事會及中國證券監督管理委員會批准後，宣佈本公司之美國預託證券證明以本公司之存託H股之美國預託股份生效。

本公司之註冊地址位於中國浙江省杭州市曙光路15號浙江世貿大廈19樓。年內，本集團參與下列各項主要業務：

(a) 設計、建造、經營、維修及管理高等級公路；及

(b) 開發及提供若干配套服務，如技術顧問、廣告、汽車服務及燃料設施。

董事認為，本公司之最終控股公司為浙江省交通投資集團有限公司(「交通投資集團」)，該公司為一間於中國成立之國企。

	附註	於12月31日 2002年 人民幣千元	2001年 人民幣千元
非流動資產			
固定資產	14	**5,208,083**	5,202,986
於附屬公司之權益	15	**4,127,294**	3,617,048
於合營公司之權益	16	**64,055**	64,359
於聯營公司之權益	17	**126,500**	126,500
高速公路經營權	18	**168,710**	175,644
長期投資	19	**—**	30,000
長期應收款	20	**—**	9,030
		9,694,642	9,225,567
流動資產			
短期投資	19	**569,787**	715,876
存貨		**844**	610
應收帳款	22	**7,891**	54,196
其他應收款	23	**43,024**	58,640
現金及現金等價物及定期存款	24	**357,959**	333,420
		979,505	1,162,742
流動負債			
應付帳款	25	**162,641**	84,269
應繳所得税		**32,849**	50,429
其他應繳税項		**6,752**	10,225
其他應付款及應計款項	26	**121,862**	89,288
附息之銀行及其他貸款	27	**895,000**	990,500
		1,219,104	1,224,711
淨流動負債		**(239,599)**	(61,969)
總資產減流動負債		**9,455,043**	9,163,598
非流動負債			
附息之銀行及其他貸款	29	**330,000**	100,000
遞延税項	33	**117,320**	62,261
		447,320	162,261
		9,007,723	9,001,337
資本及儲備			
已發行股本	34	**4,343,115**	4,343,115
儲備	35	**4,273,728**	4,354,204
建議末期股息	12	**390,880**	304,018
		9,007,723	9,001,337

董事
耿小平

董事
方雲梯

	附註	截至12月31日止年度 2002年 人民幣千元	2001年 人民幣千元 (重新列示)
經營業務之現金流入淨額	36(a)	**1,536,309**	1,077,957
投資活動現金流量			
已收利息		**14,483**	59,869
固定資產之增加		**(29,574)**	(29,471)
在建工程之增加		**(286,935)**	(441,630)
收購現有附屬公司之額外權益		**(689,813)**	(93,368)
一家附屬公司清盤	36(b)	**(145)**	—
來自一家聯營公司之股息		**8,339**	6,620
出售固定資產之所得款項		**2,641**	1,400
滙兑損益，淨額		**1,121**	53,172
定期存款減少／(增加)		**(203,679)**	311,721
投資減少／(增加)		**82,812**	(646,780)
投資活動已動用現金流量淨額		**(1,100,750)**	(778,467)
融資活動現金流量			
宣派普通股股息		**(477,742)**	(434,311)
派付少數股東權益之股息		**(40,643)**	(31,177)
新增銀行及其他貸款		**4,070,361**	3,113,850
銀行及其他貸款之還款		**(4,061,170)**	(3,531,439)
融資活動已動用現金淨額		**(509,194)**	(883,077)
現金及現金等價物之減少淨額		**(73,635)**	(583,587)
於年初之現金及現金等價物		**739,926**	1,323,513
於年末之現金及現金等價物		**666,291**	739,926
現金及現金等價物結餘分析			
現金及銀行存款餘額		**489,863**	434,771
於原購入時到期日少於三個月之定期存款		**176,428**	305,155
		666,291	739,926

	附註	截至12月31日止年度 **2002年** **人民幣千元**	 2001年 人民幣千元
權益總額			
年初結餘		**9,289,081**	8,962,135
應佔一間聯營公司之股份溢價	35	**—**	644
股東應佔日常業務純利		**890,452**	760,613
宣派普通股股息		**(477,742)**	(434,311)
年末結餘		**9,701,791**	9,289,081

	附註	2002年12月31日 2002年 人民幣千元	2001年 人民幣千元
非流動資產			
固定資產	14	**12,014,986**	12,031,012
於合營公司之權益	16	**54,464**	54,082
於聯營公司之權益	17	**159,829**	156,909
高速公路經營權	18	**214,645**	223,345
長期投資	19	**2,867**	32,867
長期應收款	20	**—**	9,030
商譽	21	**106,798**	19,810
		12,553,589	12,527,055
流動資產			
短期投資	19	**858,114**	1,012,186
存貨		**2,022**	1,274
應收帳款	22	**14,367**	54,219
其他應收款	23	**128,672**	63,778
現金及現金等價物及定期存款	24	**949,070**	819,026
		1,952,245	1,950,483
流動負債			
應付帳款	25	**207,166**	240,818
應繳所得税		**109,289**	95,229
其他應繳税項		**15,724**	23,219
其他應付款及應計款項	26	**214,955**	157,326
附息之銀行及其他借貸	27	**1,681,553**	1,620,778
須於一年內償還之長期債券	28	**200,000**	—
		2,428,687	2,137,370
淨流動負債		**(476,442)**	(186,887)
總資產減流動負債		**12,077,147**	12,340,168
非流動負債			
附息之銀行及其他貸款	29	**1,156,647**	1,208,231
長期債券	30	**—**	200,000
其他長期負債		**—**	8,694
遞延税項	33	**240,920**	131,533
		1,397,567	1,548,458
少數股東權益		**977,789**	1,502,629
		9,701,791	9,289,081
資本與儲備			
已發行股本	34	**4,343,115**	4,343,115
儲備	35	**4,967,796**	4,641,948
建議末期股息	12	**390,880**	304,018
		9,701,791	9,289,081

董事
耿小平

董事
方雲梯

綜合損益表

	附註	截至12月31日止年度 2002年 人民幣千元	2001年 人民幣千元
營業額	5	**2,168,078**	1,722,517
經營成本		**(561,918)**	(392,535)
溢利總額		**1,606,160**	1,329,982
其他收益	5	**66,457**	216,690
行政開支		**(95,209)**	(88,487)
其他經營開支		**(33,109)**	(18,236)
來自經營業務溢利	6	**1,544,299**	1,439,949
融資成本	7	**(163,224)**	(215,346)
佔聯營公司溢利		**11,719**	12,396
佔合營公司溢利／(虧損)		**1,677**	(1,459)
除稅前溢利		**1,394,471**	1,235,540
稅項	8	**(400,952)**	(363,970)
未計少數股東損益前溢利		**993,519**	871,570
少數股東損益		**(103,067)**	(110,957)
股東應佔來自日常業務純利	9	**890,452**	760,613
股息	12		
中期		**(173,724)**	(130,293)
建議末期股息		**(390,880)**	(304,018)
		(564,604)	(434,311)
每股盈利	13	**20.50 仙**	17.51 仙



致：浙江滬杭甬高速公路股份有限公司
(於中華人民共和國註冊成立的股份有限公司)
全體股東

本核數師已根據香港公認會計準則，審核載列於第45至第79頁的財務報表。編製這些財務報表是　貴公司董事之責任。本核數師之責任，是根據本核數師之審核而對財務報表表達意見。

本核數師乃根據國際審計準則進行審核。該等標準規定本核數師計劃及進行審核，以取得合理保證，財務報表概無任何重大錯誤陳述。審核包括以抽樣查驗方式，審查載列於財務報表內數額及披露之有關證據。審核亦包括評估　貴公司之董事所採用之會計政策及重要估計，並評估整體財務報表之呈報方式。本核數師相信，吾等之審核已為本核數師之意見提供合理之基準。

本核數師認為，上述財務報表足以真實及公允地反映　貴公司及　貴集團於2002年12月31日之財務狀況及　貴集團於截至該日止年度之溢利及現金流動狀況，並根據香港公司條例中之披露要求而妥為編制。

安永會計師事務所
執業會計師

香港
2003年3月4日

在本公司運作過程中，本公司董事會成員、總經理和其他高級管理人員，在行使權利或履行義務時，遵守誠信義務，工作勤勉，未發現其存在濫用職權、侵犯股東及員工權益的行為。

本公司第二屆監事會於2003年2月28日任期屆滿。在2003年2月11日召開的臨時股東大會上，產生了第三屆監事會五名監事中的四名，包括本人(股東代表，連任)及鄭啟華先生(連任)、孫笑俠先生(連任)和蔣紹忠先生(新任)三名獨立監事。此外，方哲彤先生由本公司員工選舉為職工代表監事。第三屆監事會的任期為三年，自2003年3月1日起計。

最後，我代表監事會對不再擔任監事的倪慈雲先生和呂凡先生表示衷心感謝。

承監事會命
馬克華
監事會主席

2003年3月3日



致各位股東：

本監事會遵照《中華人民共和國公司法》、本公司的《公司章程》及《監事會工作條例》的規定，認真履行其監督職責。本監事會在2002年度的主要工作包括：通過實地考察、列席董事會會議和參與公司的重大活動等方式，瞭解、監督董事、總經理及其他高級管理人員在經營決策、日常管理等行為的合法性及適當性；認真審查公司的財務狀況，對董事會擬提交股東大會的財務報告和利潤分配方案進行討論和審閱。

本監事會認為，本公司董事、總經理及其他高級管理人員在2002年度不僅取得了業績的持續增長，而且通過建立一級ADR計劃、發行國內公司債券，拓寬了融資渠道，為公司今後的進一步發展打下了堅實的基礎。

監事會審閱了本公司董事會為提交股東大會而編製的2002年度財務報告，認為該財務報告真實反映了公司2002年度的經營業績和資產狀況，符合有關法律、法規和《公司章程》的規定。2002年度的派息率較上年有進一步的提高，為股東提供了令人滿意的現金回報。



員工住房福利

根據中國有關法規及規定，本集團及其僱員須按僱員薪金和工資的7%（平均比率）向住房公積金管理中心上繳該公積金。除上述公積金之外，本公司並無其他責任。

除上述披露者外，本公司於期內概無擁有或處理任何員工住房。

結算日後事項

有關本集團重大結算日後事項的詳情載於財務報表附註41。

遵守最佳應用守則

由於若干董事未克出席，本公司於年內並無舉行過獲全體董事出席的董事會會議，與上市規則附錄14最佳應用守則（「守則」）第1段建議最少每6個月舉行一次會議的規定相違背。除上述者外，董事認為本公司於年報涵蓋的整個會計期間已一直遵守最佳應用守則。

審核委員會

本公司已根據守則的規定成立一個審核委員會，以審核及監督本集團的財務呈報過程及內部監控。審核委員會的成員包括三名獨立非執行董事及兩名非執行董事。

核數師

安永會計師事務所依章退任，一項續聘安永會計師事務所為本公司的國際核數師的決議案，將於即將舉行的股東週年大會上提呈。

承董事會命
耿小平
董事長

中國・浙江省・杭州市
2003年3月4日

後任職的地區內的平均工資計算。本集團須向當地社會保障機構作出供款，數額相等於本集團聘用僱員所在地區內上一年的僱員平均工資的20%至22.5%。除對當地社會保障機構支付上述年度供款外，本集團並無其它支付養老金福利的責任。當僱員離開該退休計劃，本公司無權退還任何其已作出的供款。因此，年內本公司並無以沒收的供款用作減低其供款的幅度。於年內，本集團根據養老金計劃向當地社會保險機構繳納的供款為人民幣6,534,000元（2001年：人民幣6,900,000元）。

醫療保險計劃

根據有關會計規則及內部政策，本集團的僱員醫療開支列作本集團於2002年及上一年所提供的部份福利。隨着浙江省地區政府自2002年後半年起開始頒佈僱員基本醫療計劃，預料本集團於2003年參與該等強制性計劃。從該等計劃的安排判斷，董事預期本集團參與計劃對本集團的財務狀況，尤其是綜合溢利表及綜合資產負債表將不會造成任何重大影響。

優先認股權

本公司的公司章程或中國法律並無任何關於本公司須按比例向現有股東發售新股的優先認股權的條款。

英國稅務

凡居於英國（「英國」）的H股個人持有人一般須就從本公司所取的股息繳納英國入息稅。倘該名人士從本公司所收取的股息並未扣減稅項，則就計算其英國稅務負債而入計作收入的金額為股息總額，此乃按適當的邊際稅率繳稅（目前以較低稅率納稅人的基本稅率計算為10%，而較高稅率納稅人則為32.5%）。倘從股息中預扣稅項，則從股息中預扣的任何稅項的英國入息稅將獲得最高達英國入息稅負債金額的進帳。倘有需要作出該等預扣，則本公司將承擔於中國境內徵收預扣稅的責任。目前的中英雙重徵稅協議規定，駐中國公司向英國居民支付的股息預扣稅最高為股息總額的10%。

並非居於英國境內的H股英國居民持有人僅須就從本公司取得的股息繳納入息稅，以滙款至英國者為限。

身為一家繳納英國稅項的公司的H股持有人一般將須就從本公司取得的股息繳納英國企業稅，而所蒙受的預扣稅可獲雙重徵稅的寬免。在若干情況下（並無於此討論），身為H股持有人繳納英國稅項的公司或有權獲寬免繳納本公司或其附屬公司支付的「基本」稅項。

董事及高級管理層變動

根據於2003年2月11日舉行的股東特別大會，現有董事的任期為3年，由2003年3月1日起生效。於同一會議上，耿小平先生獲選為本公司董事長、董建成先生獲委任為審核委員會主席和提名與薪酬委員會主席，而方雲梯先生則獲委任為本公司總經理。

董事及監事的服務合同

本公司各董事及監事(「監事」)已與本公司訂立一項由2003年3月1日起生效的服務合約，為期三年。

除上文所披露者外，概無董事及監事與本公司訂立任何不可於一年內由本公司免付賠償(法定賠償除外)而終止的服務合約。



董事及監事於合同中的權益

於該年底或該年內的任何時間內，本公司、其控股公司或任何一家附屬公司及同系附屬公司概無與董事或監事直接或間接訂立擁有任何重大利益的重要合約。

董事及監事於股份中的權益

於2002年12月31日，各董事、監事或彼等之關聯人士概無於本公司或任何一間關聯公司(定義見披露權益條例)的股本或債務證券中擁有任何根據披露權益條例第29條的要求而須記錄在冊或根據上市公司董事進行證券交易的標準守則而須知會本公司及香港聯交所的個人、家族、公司或其他的權益。

董事及監事認購股份或債券的權利

本公司、其控股公司或其任何附屬公司、合營公司、聯營公司及同系附屬公司於該年內的任何時間概無參與任何安排，以致任何董事或監事或任何該等董事或監事的配偶或未滿18歲的子女可以購買本公司或任何其他法人實體的股份或債券而獲益。於該年內及截至本報告書的簽發日期，本公司概無將認購本公司的股份或債券的權利授予任何人士或由任何人士行使該等權利。

養老金計劃

按中國國家法規規定，本集團參與一項由當地社會保障機構組織的養老金計劃。在該計劃下，所有僱員均可獲得一項年度養老金，數額乃按彼等於退休當日最

公司按中國會計準則編制的股份溢價帳可供以資本化發行分派的備用信貸約人民幣3,638,229,000元。

主要股東

於2002年12月31日，按本公司根據證券（披露權益）條例（「披露權益條例」）第16(1)條所存置的股東股份權益名冊所載，擁有本公司股本10%或以上的股東如下：

名稱	股份數目	百分比
浙江省交通投資集團有限公司	2,432,500,000（內資股）	56.01
華建交通經濟開發中心	476,760,000（內資股）	10.98
香港中央結算（代理人）有限公司	1,409,650,499股（H股）	32.46

除上文所披露者外，概無人士登記擁有本公司股本權益而須根據披露權益條例第16(1)條的規定作出記錄。

購買、出售或贖回本公司的上市證券

本公司或其任何附屬公司概無於年內購買、贖回或出售任何本公司的上市證券。

委托存款

於2001年12月31日，除分別存於香港及中國非銀行金融機構的存款港幣2,037,111元（相等於約人民幣2,161,579元）外，本公司並無任何委托存款，亦無在中國任何金融機構存有委托存款。本公司持有的差不多所有存款均存於中國的商業銀行，而本集團未就提取資金上遇到任何困難。



董事

年內及直至本報告刊發日期，本公司董事名錄如下：

執行董事

耿小平先生
方雲梯先生
章靖忠先生
宣道光先生

非執行董事

張魯芸女士（於2003年3月1日獲委任）
張楊女士（於2002年3月13日獲委任）
張春鳴女士（於2003年2月28日退任）
夏林章先生（於2002年3月13日辭任）

獨立非執行董事

董建成先生
張浚生先生
胡鴻烈博士（於2003年2月28日退任）
張利平先生（於2003年3月1日獲委任）

主要客户及供應商

年內，本集團的主要五大客戶及供應商佔其通行費收入總額和採購總額的比例均不足30%，故此並沒有就主要客戶及供應商作出分析。

關連交易

本集團於年內進行而已獲香港聯交所(根據其於2000年3月10日發出的函件)豁免遵守上市規則第14章的關連交易(「關連交易」)，詳情請參閱財務報表附註41第二段。

獨立非執行董事已檢討該等關連交易，並確認截至2002年12月31日止年度，該等交易為：

(i) 按各有關交易的協議條款進行；

(ii) 於本公司的日常和正常業務中訂立；及

(iii) 按正常商業條款訂立，且對本公司股東而言屬公平合理。

本公司的核數師安永會計師事務所(按聯交所2000年3月10日的函件所規定)亦已審閱上述交易，並確認獨立非執行董事已對該等交易發出批准，且本公司於截至2002年12月31日止年度根據各有關交易的協議條款進行。

此外，根據於2002年8月19日訂立的協議，本公司向本公司的最終控股公司交通投資集團購入上三公司的6.625%股本權益，代價為人民幣187,620,000元。

由於購買代價少於本公司於最近期刊行的經審核賬目所披露的有形資產淨值的3%，因此毋須根據上市規則獲得股東批准。

固定資產

本公司及本集團的固定資產變動的詳情載列於財務報表的附註14。

資本承擔

本公司及本集團於2002年12月31日的資本承擔的詳情載列於財務報表的附註37。

儲備

年內，本公司及本集團的儲備變動的詳情載列於財務報表的附註35。

可供分派儲備

於2002年12月31日，本公司根據以中國會計準則與香港公認會計原則兩者所釐定的較低金額釐定可供以現金或實物方式分派的儲備(未計建議末期股息)為人民幣500,667,000元。此外，根據中國的公司法，本

財務摘要

以下為本集團按下列附註所述的基準編製的已刊發綜合業績及資產、負債及少數股東權益概要。

截至12月31日止年度

業績	2002年 人民幣千元	2001年 人民幣千元	2000年 人民幣千元	1999年 人民幣千元	1998年 人民幣千元
營業額	**2,168,078**	1,722,517	1,188,604	1,050,498	655,069
經營成本	**(561,918)**	(392,535)	(248,429)	(298,417)	(220,537)
溢利總額	**1,606,160**	1,329,982	940,175	752,081	434,532
其他收益	**66,457**	216,690	242,888	167,528	234,573
行政開支	**(95,209)**	(88,487)	(64,978)	(60,320)	(45,611)
其他經營開支	**(33,109)**	(18,236)	(75,317)	(2,374)	(635)
來自經營業務溢利	**1,544,299**	1,439,949	1,042,768	856,915	622,859
融資成本	**(163,224)**	(215,346)	(197,083)	(172,922)	(94,741)
佔聯營公司溢利	**11,719**	12,396	40,584	22,559	18,982
佔合營公司溢利╱(虧損)	**1,677**	(1,459)	(6,517)	—	—
除税前溢利	**1,394,471**	1,235,540	879,752	706,552	547,100
税項	**(400,952)**	(363,970)	(186,391)	(71,810)	(73,795)
未計少數股東權益前溢利	**993,519**	871,570	693,361	634,742	473,305
少數股東權益	**(103,067)**	(110,957)	(57,360)	(86,431)	(68,914)
股東應佔來自日常業務純利	**890,452**	760,613	636,001	548,311	404,391
每股盈利	**20.50分**	17.51分	14.64分	12.62分	9.31分
資產、負債及少數股東權益					
總資產	**14,505,834**	14,477,538	14,586,420	13,925,688	12,993,990
總負債	**3,826,254**	3,685,828	4,128,921	3,868,691	3,457,029
少數股東權益	**977,789**	1,502,629	1,495,364	1,449,432	1,245,782
淨資產	**9,701,791**	9,289,081	8,962,135	8,607,565	8,291,179

附註：

1. 本集團截至2001年12月31日止四個年度的綜合業績，乃摘錄自本公司於2001年3月13日刊行的2001年年報，而截至2002年12月31日止年度的綜合業績乃按照財務報表第45頁所載的綜合溢利表而編製。

2. 2002年的每股盈利乃按截至2002年12月31日止年度的股東應佔來自日常業務純利人民幣890,452,000元（2001年：人民幣760,613,000元）及年內已發行的4,343,114,500股股份（2001年：4,343,114,500股股份）計算而得。

業績及股息

本集團於截至2002年12月31日止年度的溢利及本集團連同本公司於該日的財務狀況載於第45至第79頁的財務報表內。

每股人民幣0.04元(約港幣0.038元)的中期股息已於2002年10月31日派付。董事建議向於2003年4月3日名列於股東名冊上的股東派付該年度的末期股息每股人民幣0.09元(約港幣0.084元)。此項建議已載入財務報表,作為資產負債表中資本與儲備項內留存溢利的分配。有關本會計處理的其他詳情載於財務報表附註12。



董事會謹提呈本公司及本集團截至2002年12月31日止年度的經審核財務報表。

主要業務

本集團的主要業務包括設計、建設、經營及管理高等級公路，以及開發經營某些配套服務，如技術諮詢、廣告、汽車維修和加油設施。年內，本集團的主要業務性質並無變動。

分類資料

年內，本集團的全部營業額及經營業務的溢利貢獻乃來自中華人民共和國(「中國」)浙江省，故此，並沒有就營業額及來自經營業務的溢利貢獻作地理區域劃分上的進一步分析。然而，本集團於截至2002年12月31日止年度的營業額及來自經營業務的溢利貢獻作主要業務劃分上的分析載則於財務報表附註4。



其他高級管理人員



姜文耀先生，一九六六年出生，工程師，本公司副總經理。姜先生畢業於浙江大學，主修工業自動化和機械製造專業，獲工學碩士學位。一九九一年三月至一九九七年二月任職於浙江省高速公路指揮部，分別在工程處、計財處及設備處工作。一九九七年三月開始在本公司工作，曾擔任綜合部副經理、設備部經理、營運部經理、總經理助理及董事會秘書。



黃秋霞女士，一九五六年出生，經濟師，本公司副總經理。黃女士於一九八八年畢業於杭州科技大學。一九七六年至一九九一年任杭州鐘廠勞動人事副科長。一九九一年八月加入浙江省高速公路指揮部，負責勞動工資、人事、外事等有關事務。一九九七年三月至二零零三年二月期間任本公司綜合部副經理、經理。



潘佳祥先生，一九五一年出生，工程師，本公司副總經理。潘先生畢業於杭州大學經濟管理專業。一九八七年至一九九二年任上虞市人民政府辦公室副主任，期間兼任杭甬高速公路上虞段建設指揮部指揮。一九九三年一月至一九九六年四月任上虞市交通局局長及黨委書記。一九九六年五月起任職於浙江省高速公路建設指揮部。一九九七年四月起在本公司工作，任養護部副經理、總經理助理兼拓寬辦主任及總監理工程師、浙江上三高速公路有限公司總經理。



吳俊毅先生，一九六九年出生，會計學碩士，本公司財務總監。吳先生於一九九六年畢業於西安交通大學。一九九六年至一九九七年在中國投資銀行杭州分行工作。一九九七年五月加入本公司，歷任證券投資部經理、計劃財務部經理。

監事

股東代表監事



馬克華先生，一九五二年出生，高級經濟師，本公司監事會主席。馬先生一九七七年畢業於上海鐵道學院機械系，其後在上海鐵路局第一工程公司及杭州鐵路分局水電段工作，任工程師。馬先生曾負責浙江省地方鐵路公司的計劃財務處工作。一九九三年起任浙江省金溫鐵路總指揮部物資處副處長及處長。一九九九年三月任浙江省鐵路建設投資總公司副書記。現任省交通投資集團總經理助理。

職工代表監事



方哲形先生，一九六五年出生，高級工程師。現任公司內審部主任、人力資源部經理，兼任杭州石大公路有限公司董事長等職務。畢業於浙江大學工程力學系，獲碩士學位。一九八六年至一九八八年在浙江省台州市水利電力局工程管理處工作，任助理工程師。一九九一年起在浙江省高速公路指揮部工程管理處擔任工程師，參與滬杭甬高速公路工程項目管理工作。一九九七年三月起在本公司工作，並先後擔任計劃發展部副經理、經理，項目開發部經理等職位。

獨立監事



鄭啟華先生，一九六三年出生，高級會計師，本公司獨立監事。鄭先生是一九九二年首批獲得證券從業資格的中國註冊會計師之一，曾赴香港、新加坡等地工作和學習，並於一九九七年和一九九八年在中國證券監督管理委員會上市部工作。現為浙江天健會計師事務所副總經理及浙江財經學院客座教授。



孫笑俠先生，一九六三年出生，教授，本公司獨立監事。孫先生畢業於中國社會科學院，獲法學博士學位。曾任杭州大學法學院助教、講師、副教授、教授、碩士導師、博士生導師，現為浙江大學法學院副院長兼法律系主任。孫先生亦為浙江澤大律師事務所律師，同時擔任中國法理學研究會常務理事、中國世界貿易組織法學研究會常務理事和國際法哲學－社會科學協會(IVR)理事兼中國分會理事。



蔣紹忠先生，一九四六年出生，教授。蔣先生畢業於浙江大學管理系，獲碩士學位。一九八二年起在浙江大學管理系任講師、副教授、教授、教研室主任和系副主任。一九八四年至一九八五年在美國斯坦福大學擔任訪問學者。一九九一年至一九九八年先後擔任浙江大學副總經濟師、財務處處長、教務處處長和管理學院常務副院長，現為浙江大學副總會計師。

非執行董事



張魯芸女士，一九六一年出生，現任省交通投資集團董事副總經理。張女士畢業於浙江大學行政管理專業。一九八五年至一九九七年，在杭州市委辦公廳工作，歷任秘書、副處長和處長職務。一九九七年擔任杭州廣播電視大學副校長，並取得高教管理助理研究員職稱。二零零一年十二月起加入省交通投資集團，擔任董事副總經理職務。



張楊女士，一九六四年出生，現任華建交通經濟開發中心總經理助理兼證券管理部經理。張楊女士一九八七年畢業於蘭州大學，獲經濟學學士學位。二零零一年取得中央黨校經濟管理專業研究生學歷。張楊女士從一九八七年至一九九四年在航天工業部工作。現任深圳高速公路股份有限公司和四川成渝高速公路股份有限公司的非執行董事。

獨立非執行董事



董建成先生，一九四二年出生，東方海外(國際)有限公司主席，獨立非執行董事兼審核委員會主席和提名與薪酬委員會主席。董先生曾在英國利物浦大學學習，取得科學學士學位，其後獲美國麻省理工學院機械工程碩士學位，現為加州註冊專業工程師。一九九七年三月起一直擔任本公司獨立非執行董事。



張浚生先生，一九三六年出生，教授，本公司獨立非執行董事，審核委員會、提名與薪酬委員會成員。張先生一九五八年畢業於浙江大學，曾任浙江大學講師、副教授、顧問教授；中山大學等高校兼職教授。一九八零年任浙江大學副書記。一九八三年任杭州市委副書記。一九八五年在新華社香港分社工作，並於一九八七年任新華社香港分社副社長，一九九八年九月任浙江大學書記。張先生現為浙江省政府特邀顧問、四川省政府顧問及深圳市政府高級顧問。二零零零年三月起一直任本公司獨立非執行董事。



張利平先生，一九五八年出生，香港太平協和集團有限公司董事總經理兼董事局執行董事。獲美國聖約翰大學國際事務及國際法碩士學位。一九八九年加入美林證券公司，一直從事投資銀行業務，任投資銀行部董事一職。一九九六年任香港海裕金融集團主席兼董事總經理及海裕國際控股有限公司董事局執行董事。一九九八年轉入德國德累斯登銀行集團任大中華區主席兼董事總經理，同時為該銀行集團亞洲執行委員會委員。現任安徽皖通高速公路有限公司獨立非執行董事。

董事

執行董事



耿小平先生，一九四八年出生，本公司董事長。耿先生於一九八四年畢業於上海華東政法學院。一九七九年至一九九一年於浙江省人民檢察院任多個職位，包括秘書、處長及副檢察長。一九九一年獲委任為浙江省高速公路指揮部副指揮，負責浙江省高速公路系統商業營運及行政工作。一九九七年三月至二零零二年三月期間一直擔任本公司董事長兼總經理。二零零一年十二月起兼任省交通投資集團董事總經理一職，並於二零零二年三月辭去本公司總經理職務。



方雲梯先生，一九五零年出生，高級工程師，本公司執行董事兼總經理，負責本公司全面的管理工作。方先生一九七六年畢業於清華大學汽車工程專業。一九八三年至一九八八年任浙江省汽車運輸公司副總經理。一九八八年至一九九零年任省公路運務公司總工程師。一九九一年至一九九六年期間，主要負責滬杭甬高速公路的營運管理和設備管理工作，先後被委任為省高速公路指揮部營運管理處及技術設備處副處長、處長。一九九七年三月至二零零二年三月期間一直擔任本公司執行董事兼副總經理。二零零二年三月起擔任本公司總經理。



章靖忠先生，一九六三年出生，資深律師，本公司執行董事兼副總經理。章先生一九八四年七月畢業於浙江大學(原杭州大學)，取得法學學士學位。一九八四年加入浙江省政法委員會政策研究室工作。一九八八年至一九九四年任杭州市對外經濟律師事務所副主任。一九九二年從監管機構取得證券從業律師資格，一九九四年一月成為杭州天冊律師事務所高級合夥人。一九九七年四月起一直出任本公司執行董事，一九九七年四月至二零零一年六月期間任董事會秘書，二零零二年三月起任本公司副總經理。



宣道光先生，一九四四年出生，高級工程師，本公司執行董事兼副總經理。宣先生一九六零年畢業於同濟大學獲工程學學士學位，主修橋樑與隧道建造及設計。宣先生曾擔任金華市公路管理處科長、處長及省高速公路指揮部工程養護部負責人等職務，已有四十三年工程養護經驗。一九九七年三月起擔任本公司執行董事、工程養護部經理。二零零零年三月起任本公司副總經理。



“浙江滬杭甬是一家管理素質優良，財政健全，盈利不斷上升，舉世聞名的上市公司。”

— 前獨立非執行董事胡鴻烈博士，現任香港樹仁學院校監

本公司在2002年共召開三次股東大會，包括一次股東周年大會和兩次臨時股東大會。其中，兩次臨時股東大會分別批准了派發2002年中期股息和發行人民幣10億元國內公司債券。

董事會

本公司董事會代表全體股東利益，並領導本公司在商業經營上持續取得成功。除了提高股東價值的責任外，董事會還須對公司的客戶、員工、供應商和業務所在的社區負責。

本公司董事會由九名董事組成，其中執行董事四名，非執行董事五名。在五名非執行董事中，獨立董事為三名，占董事會人數的三分之一。

本公司董事會在2002年共召開了六次董事會會議。

監事會

監事會向全體股東負責，對公司財務以及公司董事、總經理及其他高級管理人員履行職責的合法合規性進行監督，維護公司及股東的合法權益。

本公司監事會由五名監事組成，其中一名為股東代表，一名為員工代表，其他三名為獨立監事。

本公司監事會在2002年共召開了兩次監事會，以審閱本公司的財務報表；列席參加所有的董事會會議，並對滬杭甬高速公路和上三高速公路及沿線管理處進行了一次實地考察。

股東和股東大會

本公司保護股東的權益。股東作為公司的所有者，享有法律、行政法規所規定的權利，並負有相應的義務。公司平等對待所有股東，倡導股東積極參與公司治理。股東對公司重大事項享有知情權和決定權。股東大會是公司的權力機構，依法行使其職權。在批准關聯交易時，有利害關係的股東應放棄在股東大會上的投票權。



“浙江滬杭甬是我們所跟蹤的最好的國內公路公司之一。我們信賴其管理層，並欣賞公司非常透明的運作。”

— 瑞銀華寶亞洲有限公司吳海鋒先生

公司已經在2003年初成功發行10億人民幣的企業債券，2001年做出的有關發行A股的計劃目前處在怎樣一個狀況？

— 本公司已經於2002年延遲了發行內資股A股的計劃。儘管本公司希望保留所有可能的融資選擇，但在目前並無通過發行A股募集資金的計劃。

滬杭甬高速公路一期拓寬工程在2003年底建成通車後，餘下路段的拓寬工程將在何時開工？成本和資金來源情況如何？

— 下一期的拓寬工程將在2003年第四季度開工，2006年內完工。起自大井，終於楓涇的這期工程，其長度約為95公里，預算約為人民幣25億零800萬元。

— 拓寬工程的最後一期將在2004年年中開工，2007年完工。起自沽渚，終於大朱家的最後一期拓寬工程，總長度約為84公里，預算約為人民幣16億2,500萬元。

— 除利用其自身財務資源以外，本公司還將通過發行企業債券和向商業銀行貸款等渠道來募集拓寬工程所需資金。

公司在2003年初選舉產生了新一屆董事會，並委任了新的一批高級管理人員。在發展策略方面是否有所變化或調整？

— 根據環境的變化，本公司將會對發展策略作出微調。但是，本公司的長期發展目標將保持不變，即到2010年把本公司發展成為中國一流的以高速公路為主的基建業務投資和經營公司。

公司將維持一個怎樣的長期派息政策？

— 在一般情況下，本公司將會繼續派發中期和末期股息。全年派息率將維持在股東應占純利的60%至70%這樣一個區間。

公司在2002年，經營成本出現大幅度增長，主要原因是什麼？

- 除了在高速公路上進行的日常養護工程以外，本公司於2002年下半年在滬杭甬高速公路約93公里的一個路段施行了路面罩面工程。包括在受影響路段進行的較大規模修補和橋頭沈降處理在內，該項罩面工程的總費用約為人民幣1億5,600萬元。

- 在2001年僅有3個服務區全面營業的基礎上，2002年另有2個服務區得以全面營業。服務區業務的擴大，在帶來營業額增長的同時也帶來相關開支的增長。在2001年該等開支約為人民幣1,920萬元，而2002年則上升至4,220萬元。

滬杭甬高速公路罩面工程在2003和2004年度還會進行嗎？具體路段和成本情況？

- 是的，我們還將在2003年和2004年分別對滬杭甬高速公路累計約84公里和71公里的兩部分路段施行罩面工程，相關費用預計將分別達人民幣1億4,100萬元和1億1,900萬元。該罩面工程將主要覆蓋滬杭甬高速公路的嘉興段和紹興至寧波段。



2003年展望

浙江省GDP在本期間內逐季加速增長。鑒於宏觀和微觀的環境因素對於中國和浙江均有利，2003年浙江省經濟可望得到持續上升。鄰近的上海市成功獲得2010年世界博覽會的主辦權，勢將為長江三角洲的經濟增長再添動力。

2002年的汽車銷售創出紀錄新高，轎車銷售尤其強勁；展望2003年，預計將有更多品牌逐鹿市場，以具競爭力的價格，爭相推出新型車款，汽車市場再創銷售新高，是完全可以預期的。

隨著2002年底約537公里新增高速公路的建成和開通，浙江省的高速公路網絡得以大幅擴展至1,307公里，其所產生的網絡效應必將對大部分現有高速公路在2003年帶來益處。

在整體商業環境有利於本公司業務運作的同時，本公司的管理層仍面對不少挑戰。杭州市繞城公路通車後，繞城公路東段與滬杭甬高速公路近杭州一段39.3公里路段重疊，勢將吸引杭州段和余杭段部分車流，但預期不會使滬杭甬高速車流量持續增長的勢頭停滯。同時，滬杭甬高速公路部分路段的汽車流量較大，導致路面嚴重受損，造成公路和服務區內車輛擁堵。

面對上述挑戰，本公司已計劃由2003年起實施多項應對策略。首先，繼滬杭甬高速一段93公里路段於2002年完成罩面工程後，另一段84公里路段將於2003年進行罩面工程，預期將大幅地改善路面條件，同時有助於降低日常養護成本。

其次，本公司將透過擴大現有服務區和增加服務區員工人手，以及在本集團旗下高速公路沿線建造更多的服務區，進一步擴大服務區的業務，以滿足由於高速公路網的延伸而帶來的更大服務需求。

滬杭甬高速公路一期拓寬工程預期於2003年年末建成並通車。因此，在該44公里為帶緊急停車帶的八車道高速公路路段投入營運後，在2004年及其後可極大地增加通行能力，從而顯著地改善通行狀況，促進交通流量的持續增長。

長遠而言，本公司將會受益於浙江省將於2003年底建成通車的更多高速公路，包括連接江西、福建兩個鄰省的兩條主要高速公路。本公司將把握任何項目投資和收購的機會，以期達成本集團到2010年成為中國一流的以高速公路為主的基建業務投資和經營公司。



外滙風險

本集團於2002年12月31日尚有以美元為單位的世界銀行貸款人民幣8億9,060萬元。此外，本公司須以港幣支付H股的股息。

儘管本集團的全部收入均為人民幣，董事並不預計人民幣與外滙的滙率會出現任何大幅波動，以至給本集團造成重大外滙風險。然而，不能確保外滙風險將不會影響本集團的經營業績。



員工基本醫療保險計劃

於2002年及之前，本集團的職工醫療開支，按照境內相關財務規定，均在福利費中列支。自2002年下半年以來，本集團所在的浙江省各地方陸續開始發佈實施「城鎮基本醫療保險辦法」，本集團預期將會在2003年參加該等強制性計劃。根據相關計劃的規定，董事們預期加入該等計劃不會對本集團的財務狀況產生任何實質影響，特別是本集團的綜合損益表和綜合資產負債表。

資本開支承諾和使用

本期間發生的資本開支為人民幣約8億3,160萬元，其中的人民幣約6億8,980萬元用於對附屬公司權益的進一步收購。餘下的大多數資本開支用於高速公路的拓寬工程和其它高速公路相關項目。

於2002年12月31日本集團的資本開支承諾為人民幣約54億5,400萬元，其中的人民幣44億8,300萬元將會用於拓寬工程，餘額將會用於其它高速公路相關項目。詳情如下：

	本集團 人民幣千元	本公司 人民幣千元
高速公路拓寬工程		
紅墾至沽渚	349,542	349,542
大井至楓涇	2,508,190	2,508,190
沽渚至大朱家	1,625,410	1,625,410
增持上三高速18.4%股權	485,000	485,000
三江服務區翻新工程	14,000	14,000
上三高速公尚餘工程	460,529	—
滬杭高速公路11號合同工程	10,719	10,719
總值	5,453,390	4,992,861

本公司將會通過自身的財政資源，及額外的銀行借款和／或發行企業債券為資本開支提供資金。

或有負債

除為石大公司就有關石大公司從2001年9月到2009年9月到期的一筆商業銀行貸款提供人民幣3,000萬元的擔保外，於2002年12月31日，本集團並無任何或有負債。

擔保與資產抵押

除前述擔保以外，本集團未有任何其它資產抵押與擔保。

借款和資本結構

於2002年12月31日，本集團的附息借款相當於人民幣30億3,820萬元，其中人民幣21億4,760萬元為固定利率借款，人民幣8億9,060萬元為浮動利率借款。

	總額 人民幣千元	期限 1年內 人民幣千元	2-5年 人民幣千元	5年以上 人民幣千元
浮動利率				
世銀貸款	890,600	99,553	318,264	472,783
固定利率				
商業銀行貸款	1,875,000	1,545,000	330,000	—
政策貸款	72,600	37,000	32,800	2,800
公司債券	200,000	200,000	—	—
於2002年 12月31日總額	3,038,200	1,881,553	681,064	475,583
於2001年 12月31日總額	3,029,009	1,620,778	842,492	565,739

本期間平均貸款利率大約為4.8%，利息開支總額為人民幣約1億6,320萬元，使得除税和利息前盈利與利息開支的比率為8.9（2001年：4.8）。

另外，無息負債和股東權益分別為人民幣約17億6,580萬元和人民幣約97億180萬元。2002年底負債總額除以股東權益的比率為49.5%（2001年：55.9%）。本集團於2002年12月31日的資本結構的詳情，連同於2001年同期的比較數字列示如下：

	2002 人民幣千元	2002 %	2001 人民幣千元	2001 %
股東資本	9,701,791	66.9%	9,289,081	64.2%
定息負債	2,147,600	14.8%	2,093,569	14.5%
浮息負債	890,600	6.1%	935,440	6.4%
無息負債	1,765,843	12.2%	2,159,448	14.9%
總額	14,505,834	100.0%	14,477,538	100.0%
槓桿比率1		49.48%		55.90%
槓桿比率2		11.92%		15.30%

附註：槓桿比率1為定息負債、浮息負債、無息負債的總和與資本的比率；
槓桿比率2為長期負債總額與與資本的比率。

來自本公司於2003年1月24日至2月17日期間發行的人民幣10億元企業債券，淨額為人民幣9億9,100萬元的募集資金，已經於2003年2月19日入賬。有關本次企業債券發行的詳情已經在本公司於2003年1月22日刊發的報章公告中披露。



> “本人在浙江滬杭甬工作的時間雖短，但深深感到公司在對人才培養、任用與培訓方面有一個良好的機制。在短短兩年努力認真的工作中，我已多次獲公司獎勵：升職、往德國培訓、被選為優秀員工等，使我深感公司重表現、重貢獻，不計較年資長短。在公司裏，像我這樣經歷的人還有很多。大家都說，在浙江滬杭甬只要你有能力，你就會有機會。”
>
> — 本公司工程養護部王偉力先生



財務分析

得益於本期間內超過預期的業務表現，本集團實現的股東應佔純利大約為人民幣8億9,045萬元，較前期增長17.1%。本期間股本回報率大約為9.2%，前期為8.2%。

流動性和財政資源

本集團繼續從日常經營活動中產生強勁穩定的現金流入。本期間來自營運活動的現金淨流入大約為人民幣15億3,600萬元，較前期增長人民幣4億5,800萬元。

此外，於2002年12月31日，在總額為人民幣19億5,225萬元的流動資產中，應收款項、其他應收款及存貨在流動資產中所佔的比例僅為7.4%左右。在可預見的將來，董事認為本集團沒有任何流動性的問題。

於2002年12月31日，本集團共擁有現金及現金等價物、定期存款和短期投資共人民幣18億720萬元，其中現金及現金等價物佔總數的36.9%，定期存款佔15.6%，短期投資佔47.5%。

在總額為人民幣8億5,811萬4,000元的短期投資中，約85%為國債，餘下的約15%為企業債券和封閉式證券投資基金等。

	於12月31日	
	2002 人民幣千元	2001 人民幣千元
現金及現金等價	666,291	434,771
人民幣	532,358	365,110
美元(人民幣等值)	131,744	7,393
歐元(人民幣等值)	22	56,991
港元(人民幣等值)	2,167	5,277
定期存款	282,779	384,255
人民幣	192,824	260,579
美元(人民幣等值)	79,967	92,731
歐元(人民幣等值)	0	24,259
港元(人民幣等值)	9,988	6,686
短期投資	858,114	1,012,186
人民幣	858,114	1,012,186
總額	1,807,184	1,831,212
人民幣	1,583,296	1,637,875
美元(人民幣等值)	211,711	100,124
歐元(人民幣等值)	22	81,250
港元(人民幣等值)	12,155	11,963

本期間人民幣、美元、歐元和港幣的銀行存款平均利率分別大約為1.1%、3.7%、0.7%和1.6%，短期投資於本期間的平均收益率大約為2.0%。

內部審計部門乃獨立於本公司管理層，並與本公司外聘核數師緊密合作，在審核委員會不時的指導下，檢討本公司內部監控機制的成效，並向審核委員會定期滙報調查結果。

人力資源

於2002年12月31日，本集團共有1998名員工，其中342名為行政管理人員，161名為工程技術人員及1495名為收費和養護人員。

認識到人力資源是公司一切事業的首要資源，本公司大力加強員工的培訓和招募新的員工來實現長遠策略目標。

本期間內本公司開始一項計劃，就是更緊密地將工作考核和激勵措施聯繫在一起。此計劃被證明是非常成功的，特別是在日常養護工作中。

為鼓勵員工更加積極地參與本公司的日常運作，本公司於年內開展運動，廣邀員工對本公司的營運管理提建議、出主意，結果收到69份建議書，其中部分措施已採納實行，20份建議書經評選獲頒授傑出貢獻獎。

這一系列的措施和活動不但鼓勵員工關懷公司、發揮創意，更有助於實際提高本公司業務營運的效率與生產力。期內，公路營運的職工人均服務車輛數目比2001年增長13.2%，服務區的職工實現人均淨利潤比2001年增加19.3%。



投資者關係

自本公司在香港聯合交易所作第一上市以來，維持與落實積極的投資者關係政策，為所有股東特別是小股東的長期利益服務，始終是本公司作為上市公司最重視的工作之一。

除公司函件、報章公告、交易所通知等監管機構規定的披露途徑外，本公司也透過定期環球路演、投資論壇、以及與投資者和證券分析員對話的公開渠道，保持與投資者的密切聯繫。

鑒於香港是本公司所有散戶投資者所在地，為促進與香港投資者和其他有關人士的溝通聯繫，本公司已於2002年3月1日，在香港成立代表辦事處。

道。專家評審委員會已經通過了該項修改計劃，今年晚些時候預期將獲得有關當局的最後批准。

拓寬工程的第二期是從大井到楓涇，長度約為95公里，預算約為人民幣25億819萬元，計劃是拓寬至標準八車道。該項工程預計將在2003年第四季度開工，2006年內完工。



拓寬工程的第三期是從沽渚到大朱家，長度約為84公里，預算約為人民幣16億2,541萬元。工程預期在2004年年中開工，2007年完工。

拓寬工程將在公路路肩以外進行，以使得通行車道上的車流量不會阻斷。我們並已經採取措施使正常的車流量不至於顯著地放緩。

高速公路拓寬工程總資金需求約人民幣47.8億元，其中約人民幣20億元將由本集團內部資源提供、發行公司債券籌集人民幣10億至30億元、餘款向國內商業銀行貸款。

對現有高速公路實行增持股權，以及展開提高公路車流量容量的拓寬工程，均反映本公司一貫的增長策略：專注於高速公路營運，同時發掘良好的基礎建施項目投資機會，使業務得到進一步拓展。

內部控制

繼2001年中成立內審部後，本公司透過本身的管理經驗和應用監管當局不時頒發有關內部控制的合適規則、條例及指引，進一步修訂和加強本公司於年內的內部控制機制。

新設立的內部控制制度除了涵蓋經營管理和財務管理外，還特別著重本公司於營運、投資及融資活動範疇上的財務控制。



廣告公司

廣告公司進一步拓展其經營的高速公路沿線的廣告業務，從滬杭甬公路沿線擴展到上三高速公路沿線。儘管廣告公司的營業額大幅增漲23.6%，為人民幣2,770萬元，其純利潤僅小幅上升7.0%，為人民幣780萬元。主要原因是由於在上三高速公路業務拓展的初期成本投入的增加和高速公路沿線廣告業務的競爭日益加劇。

石油公司

石油公司在2002年同時面臨著社會對石油需求量不斷增大的機遇和零售石油產品市場競爭日益激烈的挑戰。在本期間內持續上升的零售額使石油公司的純利達到約人民幣1,630萬元。(2001年：虧損人民幣1,040萬元)。



中恒科技

在業務擴展到物流中心的設計和咨詢這一新領域後，中恒科技於本期間內在項目研究發展上做出進一步投資。中恒世紀本期間內獲得純利人民幣680萬元，因研究發展上的投資加大，而比前期小幅下降1.4%。

項目投資

收購

除在2001年12月和2002年1月以現金人民幣共4億4,459萬2,000元收購嘉興公司12.7%的股本權益和上三公司2.0%的股本權益外，本公司於2002年8月分別與交通投資集團和天臺縣交通發展實業有限公司簽定買賣協議，分別收購其於上三公司6.625%和2%的股本權益，對價分別為現金人民幣1億8,762萬元和人民幣5,760萬元。有關收購的詳情請見本公司於2002年8月20日的報章公佈。

拓寬工程

為了適應快速發展的地區經濟和急速增長的交通流量，同時考慮到近年來滬杭甬高速公路平均通行速度的減緩和沿線服務水平的下降，我們已著手將該高速公路現行的四車道拓寬至八車道(「拓寬工程」)。整個拓寬工程涉及總長約223公里的路段，投資總額約為人民幣47.8億元，預期將於2007年底建成。

拓寬工程的一期是從紅墾到沽渚，長度約為44公里。該項工程2000年10月開工，目前進展略有超前，預期於2003年底完工。根據最新概算，該項工程造價為人民幣6億4,668萬元，由原先計劃拓寬至六車道改變為每隔500米都將設立應急停車帶的八車

民幣1億5,600萬元，此外日常養護費用為人民幣3,310萬元。

本集團的道路養護工程經過細緻協調和嚴格現場監督，例如限制工程在晚間進行以減少公路使用者發生意外的風險，因此不會對公路正常車輛流通造成重大影響。滬杭甬高速公路的車流量持續增長的同時，本集團的道路日常養護成本則由於罩面工程而比2001年略為下降。

滬杭甬高速公路的另一段全長約為84公里的路段將在2003年實施罩面工程，成本約為人民幣1億4,140萬元。

質量控制

自2001年初對直接影響本公司客戶的業務實施國際認可質量標準後，質量監控體系已於2002年進一步更新和擴大，目前差不多涵蓋內部管理的所有領域。年內進行的所有大型項目，包括公路拓寬工程、罩面工程等，全部都通過各自的質量測試，並未發現重大缺失，也沒有遇到投訴。

本公司定期對品質控制體系的執行進行內部審核，每年進行一次外部審計，因此本公司有信心該體系能以量化的方式維持，甚至提高其向客戶提供服務的質量。

其它業務

服務區經營

在年初上三高速公路沿線的兩個服務區的投入運行後，本集團現在經營的服務區共有五個。本公司的服務區業務仍未能滿足與日俱增的需求。



針對服務區內車輛擁擠輪候的情況，本公司已採取應對措施，一方面拓寬服務區範圍，另方面將加油車輛與需要餐飲休憩等其他服務的車輛分流處理，有效紓緩擁擠情況。

通過對服務區業務以公開招投標方式實施新的外包政策，服務區的收入進一步增長。此政策使得相關設施產生的回報大幅度的提高，五個服務區的總收入約為人民幣7,300萬元，較只有三個服務區運行的2001年增加112%。



全長9.45公里的連接線－石大公路，由石大公司擁有和經營，車流量和通行費收入均大幅增長。車流量的大幅增長主要是由於它成為新建成的繞城公路北段和滬杭甬高速公路之間唯一的連接。本期間內車流量增長72%，通行費上升46.8%，該合營公司首次獲得純利約人民幣140萬元。（2001年：虧損人民幣500萬元）。

營運管理

自2001年中開始，本公司採取新的車輛分類標準，糾正部份較大車輛被列為小型車輛的情況。去年繼續積極落實新分類標準的努力，使該兩條高速公路上半年的通行費收入增長幅度持續高於車流量增長幅度。



在1999年10月成功啟動及隨後在2000年10月改進之後，預付IC卡系統於2002年擴展至上三高速公路。該系統旨在減少收取通行費中的現金交易，本期間內銷售收入達到人民幣8,170萬元，比前期增加253%。

過去超載貨車在本集團營運的高速公路上行駛，對路面帶來磨損所造成金錢上的損失超過它們帶來的通行費收入。加上車速較慢，影響公路上的交通流量。因此年內已採取有效措施，盡量減少超載貨車在高速公路上行駛。

本集團協同廣告公司就本集團營運的高速公路出版交通指南，為公路使用者提供便利；此外本公司也深入向鄰近地區對不熟悉本集團公路的駕車人士作推介，以擴大宣傳效果。

本公司已加強採取措施，在收費站、公路沿線和服務區內，增設監察設施和顯示屏幕，以降低汽車分類的人為失誤，並不斷改善公路服務素質。

道路養護

從2002年下半年開始，在滬杭甬高速公路上進行的大型罩面工程鋪設了約93公里的路段，加上對受影響路段進行的主要修補和橋頭加鋪，綜合成本約為人





“我們營運管理部屬於服務性的部門，所涉及的工作點多面廣，而營運工作的宗旨是為客戶提供滿意的服務及為公司創造更多的收益。圍繞這一宗旨，營運工作的重點從道路的安全與暢通、舒適的行車環境及優質的服務展開。”

— 本公司營運管理部張秀華女士

業務營運分析

於本期間內，本集團的業務仍然是圍繞兩條主要高速公路：248公里的滬杭甬高速公路和142公里的上三高速公路，大約95.5%的集團收入來自於此兩條公路的通行費收入，詳細數字如下：

	2002 人民幣千元	2001 人民幣千元	變動(%)
通行費收入	2,184,197	1,756,265	+24.4
滬杭甬高速公路	1,745,931	1,438,191	+21.4
上三高速公路	438,266	318,074	+37.8
其它收入			
廣告	27,742	22,462	+23.5
道路養護	1,704	4,649	-63.3
服務區	73,043	34,465	+119.9
	2,286,686	1,817,841	+25.8
收入稅項	(118,608)	(95,324)	+24.4
營業額	2,168,078	1,722,517	+25.9

收費公路業務

滬杭甬高速公路自1996年杭甬段建成通車、1998年實現全程通車後，其車流量和通行費收入一直強勁增長，至2002年仍維持這種勢頭，日均全程車流量為25,048輛，較前期增長21.6%；本期間通行費收入約為人民幣17億4,600萬元，較前期增長21.4%，佔本集團通行費收入的79.9%（2001年：81.9%）。


2002年月均日全程車流量
滬杭甬高速公路
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
杭州段
3.4公里
余杭段
11.1公里
嘉興段
88.1公里
杭甬高速公路
145.0公里
一月
二月
三月
四月
五月
六月
七月
八月
九月
十月
十一月
十二月
平均

上三高速公路自2000年全部建成通車，由於比較基數較低，及省內不斷擴建高速公路而帶來的高速公路網絡效應，其車流量保持高速增長。本期間內該高速公路年均日全程車流量11,634輛，較2001年增長39.8%。全年通行費收入約為人民幣4億3,800萬元，較前期增長37.8%，佔本集團通行費收入的20.1%（2001年：18.1%）。


2002年月均日全程車流量
上三高速公路(142公里)
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
日車流量
一月
二月
三月
四月
五月
六月
七月
八月
九月
十月
十一月
十二月
平均

國家研究機構在全國2,861個縣市中選出中國經濟實力「百強縣」，浙江省獨佔其中24個，為全國各省市之冠，充分顯示該省的雄厚經濟實力。

百強縣分佈

省／直轄市／自治區	百強縣數目
福建	8
廣東	15
河北	3
河南	2
湖北	2
湖南	1
江蘇	17
遼寧	5
山東	20
上海	1
四川	1
新疆	1
浙江	**24**
總數	100

資料來源： 媒體報道

在整體經濟展望持續樂觀、個人財富日益增長的形勢下，加上轎車貸款供應增加和大量新款轎車推出市場，使國內轎車產銷量創出新高。於2002年，全國轎車銷量達1,058,000輛，比2001年增加50%，是自1993年以來的最大增幅。需求的增長主要來自民間，約60%的買家為個人消費者。


全國汽車與轎車增長
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
1998
1999
2000
2001
2002
汽車數目
轎車數目

資料來源： 中國統計年報及媒體報道

在省內城市道路因轎車的急劇增長而日益擁堵(特別是在高峰時段)的同時，年末城市與城市之間的交通因高速公路系統大幅延伸而變得越來越便利。浙江省於2002年內建成和開通高速公路共537公里，使省內高速公路累計里程數達1,307公里，省內主要城市均可直通省會杭州。


浙江省高速公路累計里數
1,500
1,200
900
600
300
0
1995
1996
1997
1998
1999
2000
2001
2002
里數（公里）

資料來源： 媒體報道

上述因素的結合，配合其他條件，為本集團2002年的業務發展創造了整體有利的經營環境。

經營環境

中國經濟在2002年繼續長足增長，充份抓住了2001年底中國加入世貿後內需增加和海外市場擴大的機遇，國內生產總值增長率勝於預期，達到8.0%。

全國與浙江省國內生產總值增長比較


全國
浙江省
14
12
10
8
6
4
2
0
7.8
10.1
7.1
10.0
8.0
11.0
7.3
10.5
8.0
12.3
1998
1999
2000
2001
2002

資料來源： 浙江省統計局

浙江省再次成為中國東部沿岸省市經濟增長的龍頭，2002年國內生產總值增長約12.3%，創出近年最高增幅，比全國平均增幅高出4.3個百分點。

部分省市2002年經濟增長概況

	國內生產總值合計		出口總值	
	人民幣10億元	%增長	人民幣10億元	%增長
安徽省	356.9	+8.9	2.5	+7.5
福建省	468.2	+10.5	17.4	+24.8
廣東省	1,167.4	+10.8	118.5	+24.2
江蘇省	1,063.6	+11.6	38.5	+33.3
山東省	1,055.2	+11.6	21.1	+16.5
上海市	540.9	+10.9	32.1	+16.0
四川省	487.5	+10.6	2.7	+71.3
浙江省	**767.0**	**+12.3**	**29.4**	**+28.0**

資料來源： 中國國家統計局



業務回顧

在過去的一年中，本集團業務獲得持續增長。營業總額達人民幣21億6,808萬元，較2001年同期(「前期」)增長25.9%。純利達人民幣8億9,045萬元，較前期增長17.1%。



“投資浙江滬杭甬多年以來，我們可以看到公司有優秀的管理與清晰的業務發展策略，加上良好的公司管治水平和對股東利益的高度重視，均給予我們很大的信心。公司自上市以來連續五年錄得理想的業績增長，為股東爭取了極佳的投資回報。”

— 張楊女士，華建交通經濟開發中心（本公司股東之一）



策。每月出版的公司內部刊物「滬杭甬訊報」，已成為一個內部傳達信息、交流工作經驗體會及溝通員工情感的重要載體。「員工能進能出、職務能上能下、收入能高能低」的人事制度及獎懲分明的考核制度，也是企業文化的重要部分。

在信息披露方面，本公司秉承誠信原則，除了按照強制性規定真實、準確、完整、及時地披露信息，本公司亦主動、及時地披露所有可能對股東和其它利益相關者決策產生實質性影響的信息，並努力確保所有股東有平等的機會獲得信息。

在投資者關係方面，本公司管理層親力親為，利用一切機會，積極與投資者溝通，讓他們清楚、深入地瞭解本公司的業務環境、經營策略及發展前景。

擁有良好的企業文化是公司長治久安、持續穩定發展的一個重要保證。企業文化的精神雖然看不見，摸不到，但其體現卻是具體的，力量是無窮的。我衷心希望全體員工能夠繼續發揚光大滬杭甬公司企業文化的精神，使我們的事業更上一層樓。

耿小平
董事長

2003年3月4日

- 公司股東享有平等的權利。在批准關聯交易時，有利害關係的股東放棄在股東大會上的投票權。

- 公司董事會將全體股東利益置於中心位置，並領導本公司在商業經營上持續取得成功。除了提高股東價值的責任外，公司尊重客戶、員工、銀行及其他債權人、供應商、社區等利益相關者的合法權利，並與利益相關者積極合作，共同推動公司持續、健康地發展。

- 監事會向全體股東負責，對公司財務以及公司董事、總經理及其他高級管理人員履行職責的合法合規性進行監督，維護公司及股東的合法權益。

- 本公司的董事會由執行董事和非執行董事(包括獨立董事)組成，並且非執行董事人的人數多於執行董事的人數，而獨立董事在非執行董事中占多數。獨立董事的意見對董事的決策具有重大的影響力。此外，董事會的構成還在經驗、技能等方面保持多樣性。

- 本公司的董事長和總經理由不同的董事擔任，分別負責董事會事務及負責公司營運，確保了董事長和總經理之間的權責平衡，並清楚劃分兩者的職責。

在發展戰略方面，本公司穩健之餘，不失進取之心。本公司堅持突出高速公路主營業務，並圍繞高速公路業務進行相關業務的發展。同時，也將視野擴大到其他基建領域，以把握隨時出現的商業機會。

我們一直將「追求卓越、創造價值」作為我們的經營理念。客戶是價值的源泉，我們在努力滿足客戶的需求的同時，也為股東、為社會創造著價值。而員工是價值的創造者。基於這種理念，公司管理層和全體員工發揮團隊精神，並將公司的事務當作自己的事來處理，時時處處以公司的整體利益出發，為客戶利益考慮，從股東利益著想；在困難和挑戰面前，能夠開動腦筋，想盡辦法，加以克服。我們的員工，為確保道路的安全通暢，夜以繼日，不辭勞苦，並積極向管理層提出合理化建議，為公司的管理和業務發展獻計獻





本公司之所以能夠獲得持續、穩定的增長，除了有利的經營環境、專注的管理層和良好的公司治理之外，我想，也和本公司一直倡導的公司文化是密不可分的。本公司相信，優秀的企業文化對一個企業保持長期的穩定的業績表現具有舉足輕重的作用。

通過管理層的竭力倡導及身體力行，以及全體員工的認同和貫徹，本公司逐步形成了一個以「和諧、開放、誠信、進取」為核心價值觀的企業文化，體現了與時俱進、積極向上的企業精神。這種企業文化的精神，已經體現在公司活動的各方面，包括公司治理、發展戰略、經營管理、信息披露及投資者關係等等。

首先，在公司治理方面的一些良好做法，已成為公司文化的重要組成部分。例如：

本公司在2002年取得了自創立以來的第五個持續增長的經營業績，同時在《亞洲貨幣》第十一次年度「亞洲最佳管理公司」的調查中，本公司被全球的基金經理第五次推舉為中國區十佳管理公司之一。本公司的H股股價不僅在這一年裏保持自2000年5月本公司倫敦第二上市以來的上升勢頭，而且回復到了在香港招股價水平之上。


QUZHOU
黄山
HUANGSHAN
南京
NANJING

營業額（人民幣百萬元）

年份	1998	1999	2000	2001	2002
營業額	655	1,050	1,189	1,723	2,168

純利（人民幣百萬元）

年份	1998	1999	2000	2001	2002
純利	404	548	636	761	890

每股盈利（人民幣分）

年份	1998	1999	2000	2001	2002
每股盈利	9.31	12.62	14.64	17.51	20.50

股本回報率（%）

年份	1998	1999	2000	2001	2002
股本回報率	4.97	6.50	7.10	8.19	9.18

滬杭甬高速公路月均日全程車流量

30,000
27,000
24,000
21,000
18,000
15,000
12,000
9,000
6000
3,000
0
26,036
23,240
全程
1月
2月
3月
4月
5月
6月
7月
8月
9月
10月
11月
12月
1999
2000
2001
2002
2003

業績

	截至12月31日止年度				
	1998年 人民幣千元	1999年 人民幣千元	2000年 人民幣千元	2001年 人民幣千元	**2002年 人民幣千元**
營業額	655,069	1,050,498	1,188,604	1,722,517	**2,168,078**
除稅前溢利	547,100	706,552	879,752	1,235,540	**1,394,471**
稅項	(73,795)	(71,810)	(186,391)	(363,970)	**(400,952)**
少數股東權益	(68,914)	(86,431)	(57,360)	(110,957)	**(103,067)**
股東應佔來自日常業務純利	404,391	548,311	636,001	760,613	**890,452**
每股盈利	9.31分	12.62分	14.64分	17.51分	**20.50分**

股本回報率

	1998年	1999年	2000年	2001年	**2002年**
股本回報率	4.97%	6.50%	7.10%	8.19%	**9.18%**

滬杭甬高速公路月均日全程車流量

	1999年	2000年	2001年	**2002年**	2003年
1月	12,559	17,125	17,290	**21,804**	26,036
2月	11,688	13,853	18,450	**20,952**	23,240
3月	13,686	18,082	20,557	**24,830**	
4月	15,061	19,458	20,993	**25,541**	
5月	14,474	19,061	20,776	**24,900**	
6月	14,066	17,496	19,962	**24,044**	
7月	14,546	17,058	19,520	**24,573**	
8月	15,204	17,738	21,172	**26,203**	
9月	16,610	18,750	22,666	**27,471**	
10月	17,012	18,300	21,887	**27,094**	
11月	16,744	18,155	22,219	**26,884**	
12月	16,386	17,990	21,525	**26,048**	

項目名稱	擁有權百分比於2002年2月28日	長度（公里）	行車道數目	收費站數目	服務區數目	開始營運年份	餘下經營年期
滬杭高速公路							
一嘉興段	99.993%	88.1	4	6	1	1998	26年
一余杭段	51%	11.1	4	2	0	1995-1998	26年
一杭州段	100%	3.4	4	0	0	1995	26年
杭甬高速公路	100%	145.0	4	12	2	1992-1996	25年
上三高速公路	71.625%	142.0	4	11	3	2000	28年

本年度報告中心跨頁版面所載的地圖列示該等項目的詳細地點。


上海
SHANGHAI
宁波
NINGBO
沪杭高速

2002年1月18日

本公司進一步收購嘉興公司9.9%的股本權益。

2002年2月14日

美國證券交易委員會宣佈，以代表本公司H股的美國預托證券為證的預託股份註冊聲明生效。

2002年3月13日

耿小平先生辭去本公司總經理一職，繼續擔任本公司董事長。方雲梯先生獲委任為本公司新的總經理。

2002年3月14日

本公司在香港公佈其截至2001年12月31日止的年度業績。

2002年5月15日

舉辦本公司於香港聯交所有限公司上市五周年的慶祝活動。

2002年5月17日

本公司承辦全國境外上市公司聯席會議年會。

2002年8月19日

本公司進一步收購上三公司6.625%和2.0%的股本權益。

2002年8月20日

本公司在香港公佈其截至2002年6月30日止之六個月的中期業績。

2003年1月24日

在2003年1月24日至2月17日期間，本公司向中國境內機構和公眾投資者發行了人民幣10億元的企業債券。

2003年2月11日

本公司召開臨時股東大會，選舉產生了新一屆董事會和監事會，任期自2003年3月1日起三年。

浙江滬杭甬高速公路股份有限公司是一家主要從事高等級公路投資、興建和經營的基建公司。本公司及旗下附屬公司同時經營某些配套業務，例如高速公路沿綫的汽車維修、經營加油站和廣告牌等業務。

本公司作為浙江省政府投資、修建和經營浙江省境內高速公路和一級汽車專用公路的主要企業，於1997年3月1日成立。

佔本公司全部已發行股本約33%的H股於1997年5月在香港聯交所上市，其後於2000年5月在倫敦股票交易所二次上市。

於2002年2月14日，本公司就其H股而保薦的一級美國預託證券計劃(寄存在紐約銀行)於美國成立並生效。

由2003年1月24日至2月17日，本公司向中國機構及公眾投資者發行人民幣10億元公司債券，以為其公路擴闊項目融資。

本公司將把握任何項目投資和收購的機會，以期達成本集團到2010年成為中國一流的以高速公路為主的基建業務投資和經營公司。

下圖所載為本集團的公司及業務架構。


H股股東
交通投資集團
華建
33%
56%
11%
本公司
70%
99.993%
51%
71.625%
50%
50%
27.582%
廣告公司
嘉興公司
余杭公司
上三公司
石油公司
石大公司
中恒科技
100%
100%
廣告
嘉興段
88.1公里
余杭段
11.1公里
杭州段
3.4公里
杭甬高速
公路
145.0公里
上三高速
公路
142.0公里
經營加油站
及出售石油
相關產品
開發、經營
及管理
石大綫
電腦技術的
開發與應用
滬杭高速公路
102.6公里
附屬公司
聯營公司
合營公司

A股	指	擬由本公司向中國公眾人士發行的每股面值人民幣1.00元的內資普通股
美國預託證券	指	美國預託證券
美國預託股份	指	美國預託股份
廣告公司	指	浙江高速廣告有限責任公司，一家本公司持有70%權益的附屬公司
審核委員會	指	本公司審核委員會
董事會	指	本公司董事會
本公司	指	浙江滬杭甬高速公路股份有限公司，一家於1997年3月1日在中國註冊成立的股份有限公司
交通投資集團	指	浙江省交通投資集團有限公司，一家於2001年12月29日成立的國有獨資公司
董事	指	本公司的董事
GDP	指	國內生產總值
本集團	指	本公司及其附屬公司
H股	指	本公司股本中每股面值人民幣1.00元的海外上市外資股，在香港聯交所上市並以港幣買賣
香港聯交所	指	香港聯合交易所有限公司
華建	指	華建交通經濟開發中心，一家國有企業
嘉興公司	指	浙江嘉興高速公路有限責任公司，一家本公司持有99.993%權益的附屬公司
中恒科技	指	中恒世紀科技實業股份有限公司，一家本公司持有27.582%權益的聯營公司
上市規則	指	香港聯交所證券上市規則
期內	指	由2002年1月1日至12月31日止期間
石油公司	指	浙江高速石油發展有限公司，一家本公司持有50%權益的聯營公司
中國	指	中華人民共和國
人民幣	指	中國法定貨幣人民幣
上三公司	指	浙江上三高速公路有限公司，一家本公司持有71.625%權益的附屬公司
股東	指	本公司股東
石大公司	指	杭州石大公路有限公司，一家本公司持有50%權益的合營公司
監事會	指	本公司的監事會
余杭公司	指	浙江余杭高速公路有限責任公司，一家本公司持有51%權益的附屬公司

目錄

追求卓越　創造價值

「追求卓越，創造價值」是本集團一直以來的經營理念。無論在收費公路業務上，或是其他相關業務上，我們一直秉承穩健價值理念，不斷改善核心業務的管理，提高公司管治水平。我們致力在每一項業務上做到盡善盡美，以提升股東價值，並為我們的客戶、合作夥伴、員工及社會作出貢獻。





浙江沪杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.



追求卓越 创造价值

2002 | 年度报告